

2024 ANNUAL REPORT

UNLOCKING VALUE

UNLOCKING VALUE THROUGH GLOBAL EXPANSION

WD-40 Company's largest growth opportunity is the geographic expansion of the blue and yellow can with the little red top. We estimate the potential global growth opportunity for WD-40® Multi-Use Product to be approximately 1.2 billion dollars and we are laser-focused on delivering long-term growth in our top 20 growth markets around the world.



$1.65B
BENCHMARKED SALES OPPORTUNITY*

$1.2B
GROWTH OPPORTUNITY

28%
OF OUR BENCHMARKED OPPORTUNITY

$453M
FY24 WD-40® MULTI-USE PRODUCT NET SALES

*Based on Industrial Value Added (IVA) / Purchase Price Parity (PPP) third-party benchmarking. WD-40 Company's estimated IVA/PPP figure is calculated using country GDP (PPP) data, which is a country's GDP converted into 'international dollars' using the PPP index, then multiplied by the country's IVA (% GDP) figure.

LONG-TERM GROWTH AMBITION BY SEGMENT

176 COUNTRIES AND TERRITORIES | 62 UNIQUE TRADE CHANNELS | GLOBAL DIVERSIFICATION

AMERICAS	EIMEA	ASIA-PACIFIC
United States, Latin America and Canada	Europe, India, Middle East, and Africa	Australia, China, and Asia
5-8%	**8-11%**	**10-13%**
COMPOUND ANNUAL GROWTH RATE TARGET	COMPOUND ANNUAL GROWTH RATE TARGET	COMPOUND ANNUAL GROWTH RATE TARGET



● WD-40 COMPANY OFFICE LOCATIONS

TARGETING A COMPOUND ANNUAL GROWTH RATE FOR MAINTENANCE PRODUCTS IN THE MID-TO-HIGH SINGLE DIGITS ON A NON-GAAP CONSTANT CURRENCY BASIS.



GLOBAL EXPANSION
SPOTLIGHTING MARKET PERFORMANCE

"As I look around the world, all I see is opportunity. Our strategy is simple yet effective: make the blue and yellow can with the little red top available to buy in more places and ensure our product is always within arm's reach of our target customers, wherever they are located. By getting more cans in more hands, we're turning opportunity into success."

Steve Brass

CHINA

BUILDING TRUST AND LOYALTY ENSURES FUTURE GROWTH AND RESILIENCE

"Despite a slower Chinese economy, we've achieved remarkable growth by focusing on brand building and distribution. Our passionate, empowered workforce excels at cultivating strong relationships with distributors and end users through our unique product sampling and education programs. Our impressive growth in new channels, like e-commerce and new products such as WD-40 Specialist® BIKE and WD-40 Specialist® MOTORBIKE, showcases our brand's strength and the loyalty we're building in China. Over the last 10 years, we have achieved a compound annual growth rate for net sales in China of over 7%."

Grace Zhang
General Manager, China



INDIA

STRONG DISTRIBUTOR RELATIONSHIPS ARE ESSENTIAL FOR SUCCESS

"In India, we unlocked the strong fiscal year 2024 growth via our strategic partnership with our skilled marketing distributor. Their unique approach to brand building via a nationwide program of product demonstrations delivered over 140,000 product demos to Indian trade end users, such as mechanics and industrial technicians. Our robust digital presence, consistently ranking highly within Amazon.in search results, reinforces our overall Four-by-Four Strategic Framework. With our marketing distributor's unique demand generation model, we're excited about unlocking WD-40® Brand's full potential in India moving forward. Over the last 5 years, we have achieved a compound annual growth rate for net sales in India of over 38%."

Philip Tweed
Director of Growth and Development, Global Commercial Learning, Digital Commerce EIMEA and EIMEA Emerging Markets (India)



INDONESIA



UNLOCKING THE MANY GROWTH OPPORTUNITIES IN INDONESIA

"Indonesia, with over 280 million people, significant infrastructure investments, and a growing digital economy, remains one of Southeast Asia's largest and fastest-growing markets. Our Company's Four-by-Four Strategic Framework positions us to unlock this opportunity by focusing on key areas including geographical expansion, premiumization, and e-commerce. Through roadshows, technical education, product sampling, and targeting industrial end users, we're able to continue to grow WD-40® Brand market share in Indonesia. This effort has also contributed to Asia-Pacific's remarkable 58% gross margin in fiscal year 2024. Over the last 10 years, we have achieved a compound annual growth rate for net sales in Indonesia of approximately 8%."

Daell Rollandiaz
Business Development Executive, Indonesia



BRAZIL

DIRECT OPERATIONS IN BRAZIL DRIVE 5X GROWTH IN SIX MONTHS

"In Brazil, we unlocked value by shifting from a marketing distributor model to a direct operation, empowering our local team and leveraging global best practices to accelerate growth. In 2024, we acquired our long-standing marketing distributor and formed a strategic partnership. The transaction brought together the marketing distributor's established workforce, customer base, and distribution logistics with WD-40 Company's best-in-class marketing and brand building capabilities and resulted in growing our topline by 5x in just six months. Looking ahead, we are excited to drive growth in Brazil and Latin America, enhance operational efficiencies, and positively impact the communities we serve. In fiscal year 2025 we expect to achieve $7 to $9 million of net growth from this game-changing country."

Tiago D'amico
Vice President, Latin America



MEXICO



DRIVING GROWTH THROUGH GEOGRAPHICAL REACH AND PREMIUMIZATION

"Our decision to begin selling directly in Mexico in 2020 has enabled us to make faster decisions, strengthen customer relationships, and focus sharply on brand building and marketing. In fiscal year 2024, we advanced our Four-by-Four Strategic Framework with a heightened focus on premiumization and geographic expansion. We established an industrial channel division, which quickly became our second-fastest growing sales division of the year. As we continue opening new sales channels, we are expanding the reach of our iconic blue-and-yellow can with the little red top, along with our broader product offerings. Over the last 10 years, we have achieved a compound annual growth rate for net sales in Mexico of nearly 14%."

Cesar Ornelas
General Manager, Mexico



COORDINATED GLOBAL APPROACH



AMERICAS
United States, Latin America and Canada

"Building on our recent momentous success of opening direct markets in Mexico and Brazil, we're excited about the growth opportunities ahead for the Americas trade bloc within emerging markets like these. In our largest and most established market, the United States, we are concentrating on expanding WD-40 Specialist® and enhancing our industrial and e-commerce channels. Our collaborative culture and commitment to continuous learning, empower us to take the WD-40® Brand even further. Our long-term revenue growth target for the segment anticipates annual growth of maintenance products of between 5% to 8%."

Patricia Olsem
Division President, Americas



$282M
+6%
YOY
48%
OF GLOBAL SALES IN FY24



EIMEA
Europe, India, Middle East, and Africa

"Fiscal year 2024 marked a year of outperformance, with notable growth in sales, volume, gross margin and profit. Our globally aligned vision and effective Four-by-Four Strategic Framework, combined with an engaged workforce collaborating – sharing and learning across borders – position us well for achieving significant growth in fiscal year 2025 and beyond. Our long-term revenue growth target for the segment anticipates annual growth of maintenance products of between 8% to 11%."

Christophe Cloëz
Managing Director, EIMEA



$221M
+16%
YOY
37%
OF GLOBAL SALES IN FY24



ASIA-PACIFIC
Australia, China, and Asia

"Our record-breaking year is thanks to our focused, engaged workforce and their commitment to executing our Four-by-Four Strategic Framework in the Asia-Pacific region. We've expanded our geographical reach and grown our brand through innovative marketing and brand sampling campaigns, putting WD-40® Multi-Use Product cans in more end users' hands. I'm excited for the growth ahead and the opportunities it brings for our people. Our long-term revenue growth target for the segment anticipates annual growth of maintenance products of between 10% to 13%."

Preston Ley
Managing Director, Asia-Pacific



$88M
+10%
YOY
15%
OF GLOBAL SALES IN FY24

LETTER TO STOCKHOLDERS

Dear Fellow Stockholders,

Fiscal year 2024 has been an exceptionally strong and memorable year as WD-40 Company celebrated 71 years of bringing our products to end users around the world. We have spent the last seven decades continuously **innovating, expanding, and evolving** to become an iconic brand and household name known for our quality, dependability, utility, value, and performance.

As I reflect on my second full year as CEO, I am filled with pride and excitement about what we have accomplished. This year has truly demonstrated the **strength of our brand** and the effectiveness of our Four-by-Four Strategic Framework. Our resilience as an organization shone through as we saw volumes recover and trends improve throughout the year, leading to two consecutive record-breaking sales quarters to close out fiscal year 2024.

As we enter fiscal year 2025, I am proud of the progress we've made on our **Four-by-Four Strategic Framework**, which is tied to our purpose and values and guides our future performance. This framework, developed to drive profitable growth and sustainable value creation, consists of our **Must-Win Battles** focusing on maintenance product revenue growth and improved profitability, and our **Strategic Enablers** emphasizing **operational excellence**.

In fiscal year 2024, we made noteworthy progress against our Must-Win Battles:

Must-Win Battle #1 – Lead Geographic Expansion

Our largest growth opportunity remains centered around geographic expansion. In fiscal year 2024, global net sales of the WD-40® Multi-Use Product grew 11% to $453 million driven by net sales growth of 18% in EIMEA, 9% in Asia-Pacific, and 7% in the Americas.

What excites me most about this battle is the immense untapped potential we see globally. After 71 years, we've achieved only approximately 28% of our benchmarked sales opportunity for WD-40® Multi-Use Product, which we estimate to be approximately $1.65 billion worldwide. Therefore, there is significant **land and expand potential** across the globe. And our strategy remains simple yet effective to reach this goal: make our product available to buy in more places and put more cans in the hands of our target end users around the world.

WHAT EXCITES ME MOST ABOUT THIS BATTLE IS THE IMMENSE UNTAPPED POTENTIAL WE SEE GLOBALLY.

The success of WD-40® Multi-Use Product's geographic expansion strategy is perhaps best exemplified by our progress in Brazil. Following our acquisition and successful integration of our Brazilian distributor in fiscal year 2024, we achieved sales growth of approximately $7 million in just the first six months of direct operations, exceeding our expectations. This success, coupled with our experience in Mexico, where we've nearly quadrupled our sales since going direct to customers in 2020, gives us confidence in our ability to **unlock further game-changing opportunities in emerging markets**.

Must-Win Battle #2 – Accelerate Premiumization

Premiumization **continues to be a major contributor to our revenue growth and gross margin expansion**. For fiscal year 2024, combined net sales of the WD-40 Smart Straw® and EZ-REACH Flexible Straw® were up 11% or approximately $20 million over the prior year. Our premiumized products delight our end users and leave them with positive lasting memories. While we've made significant strides, we recognize there's still substantial growth potential, especially in our distributor markets and in Asia where premiumization penetration is lower. We are taking action to accelerate growth in these areas. On a go-forward basis, we will be targeting a compound annual growth rate for net sales of premiumized products of greater than 10%.

Must-Win Battle #3 – Drive WD-40 Specialist Growth

Through our WD-40 Specialist® product line, we aspire to **achieve category leadership and increase our market share** by leveraging our core brand equity. For fiscal year 2024, net sales of WD-40 Specialist® were up 11% or $7 million over the prior year with solid growth of 17% in Asia-Pacific, 14% in EIMEA, and 6% in the Americas. We saw spectacular growth of WD-40 Specialist® in China this fiscal year where WD-40 Specialist® sales grew over $1.4 million or 45%. This success demonstrates the potential for WD-40 Specialist® products in emerging markets. On a go-forward basis, we will be targeting a compound annual growth rate for net sales of WD-40 Specialist® of greater than 15%.

Must-Win Battle #4 – Turbo-Charge Digital Commerce

We view digital commerce as the **accelerator for all of our other Must-Win Battles**. Our digital commerce strategy is not just about driving online sales; it's about building our brand in the digital space and accelerating all our other Must-Win Battles. For fiscal year 2024, global sales within the pureplay e-commerce channel grew 12% over the prior year. A highlight of our digital efforts this year was the expansion of our global online marketing campaign, The Repair Challenge. This initiative, which now spans over 40 countries, exemplifies how we can leverage digital tools to build our brand globally while promoting sustainability. In fiscal year 2024, our Repair Challenge websites attracted over 2 million visitors, who submitted more than 10,000 projects.

Our four Strategic Enablers collectively underpin and drive the success of our Must-Win-Battles.

Strategic Enabler #1 – Ensure a People-First Mindset

At WD-40 Company, our greatest asset is our 644 employees spread across 16 countries. We strive to be an employer of choice where all employees can bring their best selves to work. This year, we conducted our biennial employee engagement survey, the first since our new leadership team has been in place. I'm proud to report that we achieved a 93% employee engagement rate, a testament to our strong culture and the opportunities we provide for our people to learn, grow, and succeed. Our success is accelerated through global collaboration and our bold ambition to become a world-class learning organization. Our People-First mindset is intended to create programs that inspire, motivate, and reward employees for contributions that are aligned with our Four-by-Four Strategic Framework while maintaining a strong focus on growth and profitability.

AT WD-40 COMPANY, OUR GREATEST ASSET IS OUR 644 EMPLOYEES SPREAD ACROSS 16 COUNTRIES. WE STRIVE TO BE AN EMPLOYER OF CHOICE WHERE ALL EMPLOYEES CAN BRING THEIR BEST SELVES TO WORK.

Strategic Enabler #2 – Build a Sustainable Business for the Future

We define sustainability as the ability of a business to exist indefinitely. We are committed to operating our business in a manner that will have positive environmental and societal impacts which we believe will create value for all our stakeholders. We made significant strides in our sustainability efforts this year. We put in place a dedicated team, completed an environmental assessment of key suppliers, and developed a science-based approach to carbon reduction. I'm particularly proud of the clarity we've achieved around our sustainability strategy and supporting projects and of the robust reporting capabilities we've developed.

Strategic Enabler #3 – Achieve Operational Excellence in Supply Chain

This year marked the first time we've taken a truly global approach to our supply chain. Under the leadership of our newly appointed Vice President, Global Supply Chain Strategy, we've conducted in-depth analyses that have led to significant cost reduction opportunities and efficiency gains. By leveraging global relationships with key suppliers, we're driving efficiencies that translate into cost savings. We have not only achieved cost savings but also intensified our focus on sustainability within our outsourced supply chain, implementing new policies to enhance both environmental and social responsibility.

Strategic Enabler #4 – Drive Productivity via Enhanced Systems

We've been laser-focused on identifying and implementing systems that streamline operations, deliver actionable insights, and drive value. A major milestone this year was the implementation of our new ERP system across 50% of our business. While we experienced some initial challenges, as is common with such large-scale implementations, we quickly adapted and learned. Other milestones this past fiscal year include standardization in processes like project and portfolio management along with streamlined approaches to solution driven decision making. Lastly, we've established the foundation to move with more intent toward productivity improvement by establishing global centers of excellence along key areas of IT to bring once disparate teams together to harness their collective skills and capacity to focus on our long-term growth objectives.

Unlocking Value

In summary, our focus for fiscal year 2025 and beyond is clear: stay true to our Four-by-Four Strategic Framework, continue to unlock value in high-potential markets, and take care of our people, who are the key to unlocking our success. A key theme throughout this journey for WD-40® Brand will be "few things, many places, bigger impact." This approach will help us leverage global synergies and become more efficient as we expand. We're applying this principle not only to our products but also to our systems and processes.

Finally, fiscal year 2024 has been a year of exceptional strength, resilience, and strategic progress. We've navigated challenges, capitalized on opportunities, and continued to build on the strong foundation that has made WD-40 Company a success for over seven decades. As we move forward, we remain committed to our purpose, our values, and our Four-by-Four Strategic Framework. I want to thank our employees for their dedication and hard work, our customers for their loyalty, and you, our stockholders, for your continued support and trust. Together, we're writing the next chapter in the WD-40 Company story, and I'm confident it will be our best one yet.

Cheers to unlocking further value and bringing our blue and yellow can with the little red top to more end users worldwide.



Steve Brass
PRESIDENT AND CHIEF EXECUTIVE OFFICER

LETTER TO STOCKHOLDERS

Dear Fellow Stockholders,

As I reflect on my second year as CFO of WD-40 Company, one phrase keeps coming to mind: our can is not even halfway full. That's not pessimism – it's opportunity. This year, we've made significant strides in tapping that potential. We've seen strong performance across our trading blocs, improved our gross margins, and made strategic moves to set us up for future success. Let me share the highlights from the year and where we are going next.

In fiscal year 2024, WD-40 Company achieved record net sales of $590.6 million, representing a robust 10% increase over the previous year. We enjoyed positive momentum across our business, with our EIMEA region leading the way with a 16% increase in net sales to $221 million. Net sales of our maintenance products, which are the beating heart of our business, grew an impressive 11%, to $558 million.

I'm particularly proud of our improved profitability. Our gross margin increased to 53.4%, up from 51.0% in 2023. This improvement was primarily driven by favorable sales mix, lower input costs, and enhanced operational efficiencies across our global supply chain. We are pleased that, by the fourth quarter, two of our trading blocs have already exceeded our 55% gross margin target. Our gross margin recovery contributed to a 5.5% increase in net income to $69.6 million, with diluted earnings per share reaching $5.11.

Our resilient and asset-light business model, coupled with our thoughtful, disciplined approach to capital allocation, continues to support our strong balance sheet and liquidity position. We are committed to making the critical investments that fuel growth. In fiscal 2024, we invested $4.2M in capital expenditures, paid down approximately $25 million in short-term, higher interest debt, and reduced our inventory by $7.4 million. We continued to return a substantial amount of capital to our stockholders, repurchasing $8.1 million in stock under our $50 million repurchase plan and increasing our quarterly dividend by 6% to $0.88 per share in the first quarter.

In fiscal year 2024, we invested strategically to drive future growth, focusing on talent, sustainability, innovation, brand, operations, and systems—investments that will support our organization's continued advancement. As part of those investments, we successfully implemented a new ERP system across 50% of our business, a significant milestone in WD-40 Company's efforts to streamline operations and enhance our capabilities worldwide. As we continue to invest in our people and our capabilities, I'm confident in our ability to unlock even more value for our stakeholders.

As we move into fiscal year 2025, I am immensely proud to be part of this fantastic organization. Our people are truly the engine powering this well-lubricated machine, and I want to thank them for their hard work and commitment.

In closing, I want to emphasize that while we've had an outstanding year, we're just getting started. With our brand strength, clear strategy, and talented people, we're well-positioned to continue our momentum and drive sustainable growth. I'm excited about the journey ahead and look forward to sharing our progress with you.



Sara Hyzer
VICE PRESIDENT, FINANCE AND CHIEF FINANCIAL OFFICER

12%
Return
on Sales[1]

[1]Calculated as net income for fiscal year 2024 divided by net sales for 2024.

16%
Return
on Assets[2]

[2]Calculated as net income for fiscal year 2024 divided by total assets at 8/31/24.

25.5%
Return
on Invested Capital[3]

[3]Calculated as net operating profit after tax divided by average total assets less cash and cash equivalents, short-term investments and noninterest bearing liabilities.

Gross Margin (percent)



2024	53%
2023	51%
2022	49%
2021	54%
2020	55%

Net Sales (millions of dollars)



2024	590.6
2023	537.3
2022	518.8
2021	488.1
2020	408.5

Sales Per Employee (millions of dollars)



2024	0.92
2023	0.88
2022	0.89
2021	0.90
2020	0.78

Earnings Per Share (in dollars)



2024	5.11
2023	4.83
2022	4.90
2021	5.09
2020	4.40

Weighted Average Shares Outstanding (millions)



2024	13.6
2023	13.6
2022	13.7
2021	13.7
2020	13.7

Net Income (millions of dollars)



2024	69.6
2023	66.0
2022	67.3
2021	70.2
2020	60.7

PERFORMANCE GRAPH

The following graph compares the cumulative total stockholder return on the Company's Common Stock to the yearly weighted cumulative return of a peer group of companies, the Standard & Poor's 500 Composite Index ("S&P 500") and the Russell 2000 Composite Stock Index ("Russell 2000") for each of the last five fiscal years ending August 31, 2024.

The Company uses the same peer group for the Company's five-year performance graph as the peer group of companies used by the Compensation and People Committee ("Compensation Committee") of the Board of Directors for purposes of benchmarking executive compensation.

Periodically, the Compensation Committee reviews and analyzes the selected peer group and its methodology for selecting peer companies to ensure that the entities included in each peer group continue to provide appropriate comparisons for the Company.

In fiscal year 2024, the Compensation Committee's independent compensation consulting firm provided an analysis of the peer group selection. For benchmarking executive compensation for fiscal year 2024, peer group companies were selected from a list of U.S. headquartered companies having net sales, earnings, and market capitalization reasonably comparable to the Company and doing business in the specialty chemical industry or selling branded consumer products globally (with a focus on companies that sell through multiple channels).

For fiscal year 2024, the following five new companies were added: Beyond Meat, Inc., e.l.f. Beauty, Inc., Olaplex Holdings, Inc., The Vita Coco Company, Inc., and YETI Holdings, Inc. These companies replaced Dorman Products, Inc., Innospec Inc., Quaker Chemical Corporation, Stoneridge, Inc., and USANA Health Sciences, Inc., which no longer closely met the peer group criteria.

Accordingly, the Company included 2023 and 2024 Peer Group indices in the performance graph for comparison purposes. In fiscal year 2024, Chase Corporation, a member of both peer groups, was acquired and is no longer a publicly traded company. Consequently, Chase Corporation is not included in the 2024 performance graph below. Livent Corporation, a member of the 2024 peer group, was also excluded from the 2024 performance graph because it merged with Allkem Limited to form Arcadium Lithium plc in fiscal year 2024.

The below comparison assumes $100 was invested on August 31, 2019, in the Company's Common Stock, and in each of the indices, and assumes reinvestment of dividends.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among WD-40 Company, S&P 500, Russell 2000, and 2023 and 2024 Peer Groups



	FY 2019	FY 2020	FY 2021	FY 2022	FY 2023	FY 2024
WD-40 Company	**100.00**	**113.72**	**134.86**	**108.09**	**125.04**	**155.22**
S&P 500	100.00	121.94	159.94	141.98	164.62	209.29
Russell 2000	100.00	106.02	155.94	128.05	134.01	158.76
2023 Peer Group	100.00	102.06	145.37	127.91	129.70	143.39
2024 Peer Group	100.00	99.88	140.69	91.53	90.29	93.62

*$100 invested on 8/31/19 in stock or index, including reinvestment of dividends.
Fiscal year ending August 31.

(1) WD-40 Company's 2024 peer group is comprised of the following 14 companies:

- American Vanguard Corporation
- Arcadium Lithium plc
- Balchem Corporation
- Beyond Meat, Inc.
- Chase Corporation
- e.l.f. Beauty, Inc.
- Hawkins, Inc.
- Ingevity Corporation
- Olaplex Holdings, Inc.
- Prestige Consumer Healthcare Inc.
- Sensient Technologies Corporation
- The Vita Coco Company, Inc.
- XPEL, Inc.
- YETI Holdings, Inc.

(2) WD-40 Company's 2023 peer group was comprised of the following 14 companies:

- American Vanguard Corporation
- Balchem Corporation
- Chase Corporation
- Dorman Products, Inc.
- Hawkins, Inc.
- Ingevity Corporation
- Innospec Inc.
- Livent Corporation
- Prestige Consumer Healthcare, Inc.
- Quaker Chemical Corporation
- Sensient Technologies Corporation
- Stoneridge Inc.
- USANA Health Sciences, Inc.
- XPEL, Inc.



TABLE OF CONTENTS



9715 Businesspark Avenue
San Diego, California 92131

NOTICE OF 2024 ANNUAL MEETING OF STOCKHOLDERS

To the Stockholders:

The 2024 Annual Meeting of Stockholders ("annual meeting") of WD-40 Company ("Company") will be held solely via a live audio webcast at the following virtual location and for the following purposes:

When:	Thursday, December 12, 2024 at 10:00 a.m., Pacific Time
Where:	http://meetnow.global/MXR5DGV
Items of Business:	1. To elect a Board of Directors ("Board") for the ensuing year and until their successors are elected and qualified;
	2. To hold an advisory vote to approve executive compensation;
	3. To ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for fiscal year 2025; and
	4. To consider and act upon such other business as may properly come before the annual meeting.
Who Can Vote:	Only the stockholders of record at the close of business on November 1, 2024 are entitled to vote at the annual meeting. This proxy statement ("Proxy Statement"), enclosed form of proxy, and the Company's 2024 Annual Report (collectively, "proxy materials") are first sent to stockholders on or about November 12, 2024.
Attending the Virtual Annual Meeting	To expand access to our stockholders, our annual meeting will be conducted virtually. You may attend and participate in the annual meeting online, vote your shares electronically, and submit your questions prior to and during the annual meeting by visiting: http://meetnow.global/MXR5DGV. There is no physical location for the annual meeting.
	Please see "How can I participate in the virtual annual meeting?" beginning on page 1 for information about how to attend and participate in the annual meeting.

REVIEW YOUR PROXY STATEMENT AND VOTE IN ONE OF FOUR WAYS:

VIA THE INTERNET
Visit the website listed on your proxy card

BY MAIL
Sign, date and return your proxy card in the enclosed envelope

BY TELEPHONE
Call the telephone number on your proxy card

VIA LIVE VIRTUAL MEETING
Attend the annual meeting at
http://meetnow.global/MXR5DGV

By Order of the Board of Directors,

Phenix Q. Kiamilev
Vice President, General Counsel and Corporate Secretary
San Diego, California

November 8, 2024

TABLE OF CONTENTS

PROXY STATEMENT SUMMARY

We provide below highlights of certain information in this Proxy Statement. As it is only a summary, please refer to the complete Proxy Statement and 2024 Annual Report before you vote.

2024 ANNUAL MEETING OF STOCKHOLDERS

Date and Time:	***Record Date:***
December 12, 2024, at 10:00 a.m., Pacific Time	November 1, 2024
Virtual Meeting Place:	***Meeting Webcast:***
http://meetnow.global/MXR5DGV	Available on the Company's investor relations website at http://investor.wd40company.com beginning at 10:00 a.m., Pacific Time, on December 12, 2024

VOTING MATTERS AND BOARD RECOMMENDATIONS

Management Proposals:	*Board Recommendations*	*Page*
Election of Directors (Item No. 1)	FOR all Director Nominees	4
Advisory Vote to Approve Executive Compensation ("Say on Pay") (Item No. 2)	FOR	11
Ratification of Appointment of PricewaterhouseCoopers LLP as the Company's Independent Registered Public Accounting Firm for Fiscal Year 2025 (Item No. 3)	FOR	12

FAQS AND GENERAL INFORMATION

Q: Why am I receiving these proxy materials?

A: This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of the Company for use at its annual meeting to be held on Thursday, December 12, 2024, and at any postponements or adjournments thereof.

At the annual meeting, the Company's stockholders will consider and vote upon (i) the election of directors to the Board for the ensuing year; (ii) an advisory vote to approve compensation for our named executive officers ("NEOs"); and (iii) the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for fiscal year 2025. Detailed information concerning these matters is set forth below. Management knows of no other business to come before the annual meeting.

Q: When and where will the annual meeting be held?

A: To provide expanded access to our stockholders, our annual meeting will be a virtual meeting of stockholders conducted solely via a live audio webcast, accessible at http://meetnow.global/MXR5DGV. Although no physical in-person meeting will be held, we designed the format of our annual meeting to ensure that our stockholders of record who attend the annual meeting will be afforded similar rights and opportunities to participate as they would at an in-person meeting.

The annual meeting will begin promptly at 10:00 a.m., Pacific Time, on Thursday, December 12, 2024. Online access to the audio webcast will open 15 minutes prior to the start of the annual meeting. Stockholders are encouraged to access the annual meeting prior to the start time and allow ample time to log into the audio webcast and test their computer systems.

Q: How can I participate in the virtual annual meeting?

A: The annual meeting will be conducted solely by live audio webcast and utilize the latest technology to expand access, improve communication, and save costs for stockholders and the Company. Anyone may enter the annual meeting as a guest in listen-only mode by selecting "I am a Guest," but only stockholders as of the record date and holders of valid proxies are entitled to vote or ask questions at the annual meeting. To participate in the annual meeting, you will need to review the information included on proxy card or the instructions that accompanied your proxy materials.

Stockholders of Record

If you are a registered stockholder (that is, if you hold your shares through our transfer agent, Computershare), you do not need to register to attend the annual meeting. You can participate in the annual meeting by accessing http://meetnow.global/MXR5DGV. You will be able to attend the annual meeting online, ask a question and vote by following the instructions on the proxy card, or the instructions that accompanied your proxy materials. If you cannot locate your proxy card but would still like to attend the annual meeting, you can join as a guest. Guest attendees will not be allowed to vote or submit questions at the annual meeting. Stockholders are encouraged to vote and submit proxies in advance of the annual meeting by internet, telephone or mail as early as possible.

Beneficial Owners

If you hold your shares through an intermediary, such as a bank or broker, you have several options to participate in the annual meeting.

If you would like to attend the annual meeting and do not want to ask questions or vote you can simply join the annual meeting as a guest. You can participate in the annual meeting by accessing http://meetnow.global/MXR5DGV. Guest attendees will not be allowed to vote or submit questions at the annual meeting. Stockholders are encouraged to vote and submit proxies in advance of the annual meeting by internet, telephone or mail as early as possible.

If you are a beneficial owner and want to attend the annual meeting, ask a question and/or vote, you have two options:

1) Most beneficial holders do not need to register in advance and will be able to fully participate using the control number received with their voting instruction form. Please note, however, that this option may not be available for every type of beneficial owner voting control number. The absence of this option shall not impact the validity of the annual meeting. Most beneficial holders can participate in the annual meeting by accessing http://meetnow.global/MXR5DGV, which enables them to attend the annual meeting online, ask a question and vote by following the instructions on the proxy card, or the instructions that accompanied their proxy materials.

2) Beneficial owners may choose to register in advance of the annual meeting if they prefer to use this traditional, paper-based option. To register to participate in the annual meeting, submit proof of your proxy power (legal proxy) reflecting your WD-40 Company (WDFC) holdings, along with your name and email address to Computershare. Requests for registration must be labeled as "Legal Proxy" and be received no later than 2:00 p.m., Pacific Time, on December 6, 2024, using one of the following methods:

　　• Email: Forward the email from your broker, or attach an image of your legal proxy, to legalproxy@computershare.com.

　　• Mail: Send a copy of the email or correspondence from your broker, or include your legal proxy, to WD-40 Company Legal Proxy, P.O. Box 43001, Providence, RI 02940-3001.

Upon receipt of your valid legal proxy, Computershare will provide you with a control number by email. Once provided, you can attend and participate in the annual meeting by accessing http://meetnow.global/MXR5DGV. Enter the control number provided by Computershare.

Whether or not you plan to attend the annual meeting, we urge you to vote and submit your proxy using the methods described in the materials sent to you, or by following the instructions at *www.envisionreports.com/WDFC*.

Our annual meeting procedures are intended to authenticate stockholders' identities, allow stockholders to give their voting instructions, confirm that stockholders' instructions have been recorded properly, and comport with applicable legal requirements.

Q: What constitutes a quorum in order to hold and transact business at the annual meeting?

A: The close of business on November 1, 2024 is the record date for stockholders entitled to notice of and to vote at the annual meeting. On the record date, the Company had 13,553,739 shares of common stock, $0.001 par value, outstanding. Stockholders of record entitled to vote at the annual meeting will have one vote for each share so held on the matters to be voted upon. If you are a beneficial owner whose shares are held of record by a broker, you must instruct the broker how to vote your shares. If you do not provide voting instructions, your shares will not be voted on any proposal on which the broker does not have discretionary authority to vote. This is called a "broker non-vote." A majority of the outstanding shares will constitute a quorum at the meeting. Abstentions and broker non-votes are counted for purposes of determining the presence or absence of a quorum. Broker non-votes are shares that are held of record by a bank or broker as to which the bank or broker has not received instructions from the beneficial owner as to how the shares are to be voted.

Q: If I hold my shares through a broker, how do I vote?

A: If you are a beneficial owner whose shares are held of record by a broker, you must instruct the broker how to vote your shares. If you do not provide voting instructions, your shares will not be voted on any proposal on which the broker does not have discretionary authority to vote. It is important that you cast your vote if you want it to count in (i) the election of directors to the Board for the ensuing year, (ii) the advisory vote to approve compensation for our NEOs, and (iii) the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for fiscal year 2025. Your broker will only be permitted to exercise its discretionary authority to vote on your behalf as to the ratification of the appointment of PricewaterhouseCoopers LLP. You should have received voting instructions with these proxy materials. Follow the instructions to vote or to request further voting instructions as set forth on the proxy materials you have received.

Q: How will my vote be cast if I provide instructions or return my proxy and can I revoke my proxy?

A: If the enclosed form of proxy is properly executed and returned, the shares represented thereby will be voted in accordance with the instructions specified thereon. If no specified instruction is given with respect to a particular matter on your proxy, your shares will be voted by the proxy holder as set forth on your proxy. A proxy may be revoked by attendance at the annual meeting or by filing a proxy bearing a later date with the Corporate Secretary of the Company.

Q: How are the proxies solicited and what is the cost?

A: The cost of soliciting proxies will be borne by the Company. Solicitations other than by mail may be made by telephone or in person by employees of the Company for which the expense will be nominal. We may also reimburse persons representing beneficial owners for their reasonable expenses incurred in forwarding such materials.


HOUSEHOLDING OF PROXY MATERIALS


The U.S. Securities and Exchange Commission ("SEC") rules permit companies and intermediaries (such as banks and brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single Proxy Statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies. Several banks and brokers with account holders that are our stockholders will be householding our proxy materials. A single Proxy Statement will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. If you have received notice from your bank or broker that it will be householding communications to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate Proxy Statement and Annual Report, please notify your bank or broker, direct your written request to *investorrelations@wd40.com*, Investor Relations, 9715 Businesspark Ave., San Diego, CA 92131 or contact Investor Relations by telephone at +1 (800) 448-9340. Stockholders who currently receive multiple copies of the Proxy Statement at their address and would like to request householding of their communications should contact their bank or broker.

PROPOSALS

ITEM NO. 1

ELECTION OF DIRECTORS

At the annual meeting, the 10 nominees named below under the heading, *Director Nominees*, will be presented for election as directors to serve until the next annual meeting of stockholders when their successors may be elected or appointed. In the event any nominee is unable or declines to serve as a director at the time of the annual meeting, any proxy granted to vote for such nominee will be voted for a nominee designated by the present Board to fill such vacancy.

A nominee for election to the Board will be elected as a director if the votes cast for such nominee's election exceed the votes cast against such nominee's election. Holders of common stock are not entitled to cumulate their votes in the election of directors. Withheld votes and broker non-votes are not counted as votes in favor of any nominee.

If an incumbent director nominee fails to receive more votes for election as a director than votes against election, the incumbent director will continue to serve as a director until a successor is elected or appointed. However, pursuant to Corporate Governance Guidelines adopted by the Board, such director nominee will be expected to tender his or her resignation to the Corporate Governance Committee of the Board. The Corporate Governance Committee will promptly consider such resignation and present a recommendation to the Board to accept or reject such resignation for formal action to be taken within 90 days following the annual meeting.

Article III, Section 3.2 of the Bylaws of the Company (amended and restated on June 17, 2024) provides that, unless otherwise specified in the Certificate of Incorporation, the authorized number of directors of the Company shall not be less than seven nor more than 12 until changed by amendment duly adopted by the stockholders. Within the specified limits, the exact number of directors is to be fixed from time to time by a resolution duly adopted by the Board or by the stockholders. By resolution of the Board adopted on June 17, 2024, the authorized number of directors is to be fixed at ten, upon the retirement and resignation of Gregory A. Sandfort as director and non-executive Chair of the Company's Board, effective December 12, 2024.

After serving over 13 years as a director on the Company's Board, including its non-executive Chair since 2022 and its lead independent director from 2020 to 2022, Mr. Sandfort provided notice to the Company in June 2024 of his decision not to stand for re-election. Mr. Sandfort will continue to serve as non-executive Chair of the Board until the annual meeting when his term expires.

DIRECTOR NOMINEES

Director Nominees	Independent[1]	Audit	Compensation and People	Corporate Governance	Finance
Steven A. Brass					
Cynthia B. Burks	✓	✓	✓		
Daniel T. Carter	✓	Chair[2]		✓	✓
Eric P. Etchart	✓			Chair	✓
Lara L. Lee	✓	✓	✓		
Edward O. Magee, Jr.	✓	✓			✓
Trevor I. Mihalik	✓	✓[2]		✓	Chair
Graciela I. Monteagudo	✓	✓			✓
David B. Pendarvis	✓	✓	✓		
Anne G. Saunders	✓		Chair	✓	

[1]   The Board has determined that each director nominee (except for Mr. Brass):

(i)   has no material relationship with the Company (either directly or indirectly through an immediate family member or as a partner, stockholder or officer of an organization that has a relationship with the Company), and

(ii)   is an independent director as defined in the Marketplace Rules of The Nasdaq Stock Market LLC (the "Nasdaq Rules").

[2]   The Board determined that Mr. Carter and Mr. Mihalik are each an "audit committee financial expert" as defined by regulations adopted by the SEC.

STEVEN A. BRASS, CEO AND PRESIDENT

Director since: March 2022
Age: 58

Experience (Highlights):

Mr. Brass was appointed CEO, effective 8/2022 and continues to serve as President, a position that he has held since 2019. He joined the Company in 1991 as International Area Manager at the Company's U.K. subsidiary and has since held several management positions including Country Manager in Germany, Director of Continental Europe, European Sales Director, and European Commercial Director. From 2016 until 2019, Mr. Brass served as Division President, Americas, and from 2019 to 8/2022, as COO.

Qualifications (including Skills and Certifications):

As CEO and President of the Company, Mr. Brass offers the Board a broad and deep Company-based perspective. In addition, his specific knowledge of the Company's operations, coupled with his breadth of experience with international markets and our domestic market, provides the Board with valuable insight.

CYNTHIA B. BURKS

Independent Director since: December 2022
Age: 58

Committees:
▪ Audit Committee, member
▪ Compensation and People Committee, member

Experience (Highlights):

Ms. Burks serves as the managing member of Excel Advising, LLC, which was formed in 11/2022 and offers executive coaching and human resources consulting services. From 2019 to 2022, Ms. Burks was SVP and chief people and culture officer at Genentech, Inc. (formerly NYSE: DNA). From 2011 to 2019, she held various human resource management roles at Genentech-affiliated companies, including VP, human resources. Ms. Burks has also held human resource and organizational development positions in industries including media, consumer goods and technology.

Qualifications (including Skills and Certifications):

Ms. Burks has earned certifications in the areas of corporate directorship, executive compensation, and climate. Ms. Burks' extensive knowledge of human capital strategy, including talent management, succession planning, compensation strategy, designing culture to increase competitive advantage, diversity, equity and inclusion, and organizational design, would enhance the Board's management oversight capabilities.

Other Public Company Boards:

Inspire Medical Systems, Inc. (NYSE: INSP), since 8/2022
▪ Organization and Compensation Committee, member

Other Boards (Highlights):

Current:

▪ Torch (an educational software company), since 11/2021
▪ Sellars Absorbent Materials, Inc. (a manufacturer of absorbents made with recycled fibers), since 8/2022

Previous:

Genentech Foundation (non-profit), 2020 to 2022

DANIEL T. CARTER

Independent Director since: 2016
Age: 68

Committees:
- Audit Committee, chair
- Corporate Governance Committee, member
- Finance Committee, member

Experience (Highlights):

Mr. Carter served as EVP and CFO of BevMo! from 2009 until his retirement in 2016. He also served as CFO of the following companies: Semtek, Inc. (2008 to 2009); Charlotte Russe Holding, Inc. (1998 to 2007); and Advanced Marketing Services (1997 to 1998). From 1986 to 1997, he was employed by Price Club and its follow-on entities, serving as SVP for PriceCostco and CFO for Price Enterprises. Mr. Carter began his career as an auditor with Ernst & Young LLP.

Qualifications (including Skills and Certifications):

Mr. Carter is a Certified Public Accountant (inactive) in California, and the Board has designated Mr. Carter as one of two financial experts who serve on our Audit Committee. Mr. Carter is recognized as a NACD Board Leadership Fellow and has earned Harvard's Corporate Director Certificate and Carnegie-Mellon's CERT Certificate in Cyber-Risk Oversight. Mr. Carter's financial expertise, considerable knowledge of the retail industry and financial experience provide the Board with a breadth of relevant skills and experience.

Other Board(s):

Chosen Foods, LLC (1/2018 - 8/2021)

ERIC P. ETCHART

Independent Director since: 2016
Age: 68

Committees:
- Corporate Governance Committee, chair
- Finance Committee, member

Experience (Highlights):

Mr. Etchart served as SVP of The Manitowoc Company, Inc. (NYSE: MTW) from 2007 until his retirement in 1/2016. He served as SVP, business development, from 2015 to 2016 and as president and general manager of the Manitowoc Crane Group from 2007 to 2015. From 1983 to 2007, Mr. Etchart held various sales, marketing and management positions at subsidiaries and predecessor companies of MTW.

Qualifications (including Skills and Certifications):

Mr. Etchart is a French national and has held management positions in China, Singapore, Italy, France and the U.S. He is recognized as a NACD Board Leadership Fellow and has earned certifications in Climate Leadership and ESG Leadership. These certifications focus on climate risk and related business strategy, board-related fiduciary obligations, climate-related government regulations, reporting and disclosure requirements, investor engagement, learning how to identify opportunities and overcome challenges related to setting, executing against and measuring ESG goals. Mr. Etchart's breadth of international finance, marketing, board and management experience provides important perspective to the Board. His commitment to the highest standards of board leadership, with an emphasis on ESG, demonstrates the Board's continued commitment to good governance.

Other Public Company Boards:

Graco Inc. (NYSE: GGG), since 2010
- Audit Committee, member
- Governance Committee, member

Alamo Group Inc. (NYSE: ALG), since 2015
- Compensation Committee, member
- Nominating / Corporate Governance Committee, chair

Other Boards:

UPERIO Group (tower and self-erecting cranes supplier)
- ESG Committee, chair

LARA L. LEE

Independent Director since: December 2020
Age: 61

Committees:
▪ Audit, member
▪ Compensation and People Committee, member

Experience (Highlights):

Ms. Lee operates Lara Lee Associates LLC dba Creative Renewal, which offers governance, consulting, and advisory services. From 2016 to 2018, Ms. Lee served as president of Orchard Supply Hardware, which was a subsidiary of Lowe's Companies, Inc. (NYSE: LOW), and from 2013 to 2018, as an SVP of Lowe's. From 2011 to 2013 she served as chief innovation and operating officer for Continuum, a global consultancy firm. She was also a partner at an innovation firm, Jump Associates, from 2007 to 2010. Ms. Lee's prior experience included 15 years at Harley-Davidson Motor Company as division head, VP, business unit leader, and in various European and Asian strategy and business development roles.

Qualifications (including Skills and Certifications):

Ms. Lee began her career with Ernst & Whinney (now Ernst & Young LLP) in Washington, D.C. and Singapore. Ms. Lee is a NACD Certified Director and earned an ESG certificate from Berkeley Law Executive Education. Ms. Lee's diverse international business and management experience, including expertise in retail, market development, strategic marketing (including digital, e-commerce and channel marketing), brand development, and innovation across industries and international markets, provides the Board with valuable insights.

Other Public Company Boards:

Previous:

Marrone Bio Innovations, Inc. (formerly NASDAQ: MBII; acquired by Bioceres Crop Solutions Corp. now NASDAQ: BIOX), director, member of Audit Committee and Compensation Committee, and designated board ESG lead (11/2020 - 7/2022)

Other Boards (Highlights):

Current:

▪ Independence Holdings LP GP, LLC, the parent company of Liberty Safe & Security Products, Inc., a designer and manufacturer of residential safes, since 10/2021
▪ Rather Outdoors Corporation, a designer and wholesaler of fishing equipment in North America and Europe, since 2/2023; Compensation Committee member

Previous:

▪ The Sill, Inc., an omnichannel specialty retailer of house plants and related products (11/2018 - 3/2024)
▪ Organically Grown Company, a distributor of organic produce, board chair; Compensation Committee chair; and Corporate Governance Committee chair (8/2019 - 7/2021)

EDWARD O. MAGEE, JR.

Independent Director since: June 2022

Age: 58

Committees:
▪ Audit Committee, member
▪ Finance Committee, member

Experience (Highlights):

Mr. Magee has served as VP for Strategic Operations at Belmont University in Nashville, Tennessee since 2/2023. He also concurrently holds two academic appointments: The first Executive-in-Residence and Professor of

Qualifications (including Skills and Certifications):

Prior to his executive experience, Mr. Magee served as a combat-decorated Lieutenant Colonel in the U.S. Marine Corps. In addition, Mr. Magee has earned certificates in corporate directorship, ESG, and cyber risk and was

Practice, Business at Belmont's Jack C. Massey College of Business and in 9/2024, COO of the Thomas F. Frist, Jr. College of Medicine. From 2/2020 to 12/2022, Mr. Magee served as EVP, operations at Fender Musical Instruments Corporation ("Fender"). Prior to Fender, he served as its SVP, operations from 2016 to 2020. Mr. Magee also served as VP of operations and distribution for Thomas & Betts Corporation (now ABB Ltd.; OTNMKTS: ABBNY) from 2014 to 2016 and in various management roles in vehicle operations at Harley-Davidson Motor Company from 2009 to 2014.

recognized by the Corporate Director Forum as a 2024 Director of the Year - Emerging Board Leader. Mr. Magee is a member of the Digital Director's Network. Mr. Magee's extensive knowledge of manufacturing, sustainability, supply chain, and logistics as well as his wide-ranging experience building and developing global leadership teams that drive organizational culture change, enhance the Board's management oversight capabilities.

Other Boards (including Non-Profit):

Current:

▪ Advisory Board of Nashville NACD, Chair-elect ▪ Smithsonian SITES | Affiliations Advisory Board
▪ Boys & Girls Clubs of Middle Tennessee ▪ Advisory Board, Veteran Courage Project

Previous (Highlights):

▪ Fender Play Foundation™, co-president and executive director
▪ Board of Visitors at Duke University's Fuqua School of Business

TREVOR I. MIHALIK

Independent Director since: 2019
Age: 58

Committees:
▪ Finance Committee, chair
▪ Audit Committee, member
▪ Corporate Governance Committee, member

Experience (Highlights):

Mr. Mihalik has served as EVP and group president of Sempra (NYSE: SRE) since 1/2024 and had served as its EVP and CFO 2018 to until 2023. Mr. Mihalik was SVP, controller and chief accounting officer of SRE from 2014 until 2018 and controller and chief accounting officer from 2012 to 2014. Prior to SRE, Mr. Mihalik held roles as SVP – finance for Iberdrola Renewables and VP and CFO for Chevron Natural Gas.

Qualifications (including Skills and Certifications):

The Board has designated Mr. Mihalik as one of two financial experts who serve on our Audit Committee. Mr. Mihalik's involvement with significant transactions in addition to his experience with Fortune 500 companies as a seasoned business executive with accounting and public company financial reporting expertise, and as a director with experience in the oversight of business management, finance and strategic planning, offer the Board valuable judgment and management perspective.

Other SEC Reporting Company Boards:

Current:

▪ San Diego Gas & Electric Company*, chair
▪ Southern California Gas Company*, chair

* SRE subsidiary or entity in which SRE holds or held an equity interest

Other Boards:

Previous:

▪ Sempra Infrastructure Partners*, chair
▪ Oncor Electric Delivery Company LLC*
▪ Luz del Sur*, chair
▪ Chilquinta Energia*, chair
▪ Infraestructura Energética Nova S.A.B. de C.V.*

GRACIELA I. MONTEAGUDO

Independent Director since: June 2020
Age: 58

Committees:
- Corporate Governance Committee, member
- Finance Committee, member

Experience (Highlights):

Ms. Monteagudo served as president and CEO of Lala U.S., Inc. from 2017 to 2018. From 2015 to 2017 she served as president, Americas and global marketing for Mead Johnson Nutrition Company and from 2012 to 2015 she held various leadership roles at Mead Johnson & Company, LLC. From 2008 through 2012, she held various leadership roles at Walmart Mexico, including SVP and business unit head for Sam's Club stores in Mexico. Ms. Monteagudo has dual Mexican and American citizenship and has held senior management positions in both Latin America and the U.S.

Qualifications (including Skills and Certifications):

Ms. Monteagudo is recognized as a NACD Certified Director and is an honoree of the 2022 NACD Directorship 100, an annual recognition of the leading corporate directors. She has also earned certifications in the areas of climate and ESG. Ms. Monteagudo's significant board and leadership experience, including international business experience in Latin America, her extensive global and digital marketing, e-commerce, retail, and consumer goods expertise, offers the Board with valuable marketing and consumer products insight.

Other Public Company Boards:

Current:

ACCO Brands Corporation (NYSE: ACCO), since 8/2016
- Nominating, Governance & Sustainability Committee, chair
- Compensation & Human Capital Committee, member

iHeartMedia, Inc. (NASDAQ: IHRT), since 7/2021
- Audit Committee, member

Other Boards:

Previous (Highlights):

- Driscoll's (a market leader of fresh berries), 3/2021 - 12/2021
- The Juice Plus+ Company, LLC, 9/2019 - 7/2023

DAVID B. PENDARVIS

Independent Director since: 2017
Age: 65

Committees:
- Audit Committee, member
- Compensation and People Committee, member

Experience (Highlights):

Until his retirement in 6/2023, Mr. Pendarvis had served as chief administrative officer of ResMed Inc. (NYSE and ASX: RMD) since 2011 and secretary since 2003. In 2017, he served as interim president, EMEA and Japan of RMD. He joined RMD in 2002 as global general counsel and has also served as VP of organizational development from 2005 to 2011. Before joining RMD, Mr. Pendarvis was a partner at Gray Cary Ware & Freidenrich LLP (presently, DLA Piper), a partner at Gibson, Dunn & Crutcher, and a law clerk to U.S. District Court Judge J. Lawrence Irving in the U.S. District Court for the Southern District of California, San Diego.

Qualifications (including Skills and Certifications):

Mr. Pendarvis earned an ESG certificate from Berkeley Law Executive Education. His expertise in corporate governance, compliance, intellectual property and worldwide legal affairs, and experience as general counsel with global responsibilities, including international executive management experience and focus on investor relations and corporate communications, provide the Board with valuable perspective for risk oversight.

Other Public Company Boards:

Previous:

Sequenom, Inc. (NASDAQ: SQNM), from 2009 until its acquisition by Laboratory Corporation of America Holdings (NYSE: LH) in 2016

Other Boards (including Non-Profit):

Previous:

▪ RMD's subsidiaries, ended 6/2023
▪ Corporate Directors Forum, 2010 - 2019
▪ San Diego Regional Chamber of Commerce, ended 5/2023

ANNE G. SAUNDERS

Independent Director since: March 2019

Age: 63

Committees:

▪ Compensation and People Committee, chair
▪ Corporate Governance Committee, member

Experience (Highlights):

Ms. Saunders served as president, U.S., of nakedwines.com from 2016 through 2017. From 2014 through 2016, she was president, U.S. of FTD Companies, Inc. (NASDAQ: FTD), and from 2012 through 2014, she served as president of Redbox Automated Retail, LLC. From 1990 to 2012, Ms. Saunders held various senior executive level positions at Starbucks Corporation, Bank of America, N.A., Knowledge Universe (presently KinderCare Education), eSociety and AT&T.

Qualifications (including Skills and Certifications):

Ms. Saunders' experience as a former senior P&L leader in multiple global consumer company divisions, and her deep functional expertise in marketing, e-commerce, and product innovation and development as well as her extensive public company board experience, provide valuable experience to the Board.

Other Public Company Boards:

Previous:

Bowflex Inc. (formerly NYSE BFX and formerly Nautilus, Inc., NYSE NLS), 2012 - 2024, chair since 8/2022

Swiss Water Decaffeinated Coffee Inc. (TSX: SWP), 11/2017 - 5/2023

Other Boards:

Current:

Reser's Fine Foods, since 2/2023

There are no material pending litigation or proceedings involving the Company's director nominees.

There are no family relationships among any of our directors, director nominees or executive officers.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" EACH OF THE DIRECTOR NOMINEES SET FORTH ABOVE.

ITEM NO. 2

ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION
("SAY-ON-PAY")

In accordance with the requirements of Section 14A of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and as a matter of good corporate governance, the Company's stockholders are being asked to cast an advisory vote to approve the compensation of the Company's Named Executive Officers ("NEOs") as described in the Compensation Discussion and Analysis ("CD&A"), the executive compensation tables, and the narrative disclosures that follow in this Proxy Statement. This vote is commonly referred to as a "Say-on-Pay" vote.

At the Company's annual meeting in 2011, 2017, and 2023, the Company's stockholders were asked, by a non-binding advisory vote, to express their preference as to the frequency of future Say-on-Pay votes. The Board recommended annual Say-on-Pay voting, and the Company's stockholders approved to have Say-on-Pay votes every year.

Since 2011, the Board has authorized annual advisory votes for the stockholders to consider and approve the compensation of the NEOs, and the next non-binding, advisory vote on the compensation of the NEOs will be held at our 2025 annual meeting. The Say-on-Pay votes approving NEO compensation at each annual meeting held in 2011 through 2023 averaged 97% of the votes cast during this 13-year period.

The following resolution will be presented for approval by the Company's stockholders at the 2024 annual meeting:

"RESOLVED, that the stockholders of WD-40 Company (the "Company") hereby approve the compensation of the Company's Named Executive Officers as disclosed in the Compensation Discussion and Analysis section of the Company's Proxy Statement for the 2024 Annual Meeting of Stockholders and in the accompanying compensation tables and narrative disclosures."

The advisory vote to approve executive compensation is a non-binding vote on the compensation of the Company's NEOs. This Proxy Statement contains a description of the compensation provided to the NEOs as required by Item 402 of Regulation S-K promulgated under the Exchange Act.

Stockholders are encouraged to carefully consider the CD&A, accompanying compensation tables and related narrative discussion in this Proxy Statement in considering this advisory vote. The Board believes that the compensation provided to the Company's NEOs offers a competitive pay-for-performance package with a proper balance of short-term and long-term incentives aligned with the interests of the Company's stockholders.

This is an advisory vote and will not affect compensation previously paid or awarded to the NEOs. While a vote disapproving the NEOs' executive compensation will not be binding on the Board or the Compensation and People Committee, the Compensation and People Committee will consider the results of the advisory vote in making future executive compensation decisions.

The affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote on the proposal at the annual meeting is required to approve this advisory vote on executive compensation.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" ADOPTION OF THE PROPOSED RESOLUTION FOR APPROVAL OF THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS.

ITEM NO. 3

RATIFICATION OF APPOINTMENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board has appointed PricewaterhouseCoopers LLP ("PwC") as the independent registered public accounting firm ("auditor") of the Company to audit the consolidated financial statements of the Company for fiscal year 2025. Although ratification by stockholders is not required by law, the Audit Committee has determined that it is desirable to request ratification of this selection by the stockholders. Notwithstanding its selection, the Audit Committee, in its discretion, may appoint a new auditor at any time during the year if the Audit Committee believes that such a change would be in the best interests of the Company and its stockholders. If the stockholders do not ratify the appointment of PwC, the Audit Committee may reconsider its selection.

A majority of the votes of the common stock present or represented at the annual meeting is required for approval. Broker non-votes will be voted in favor of approval. PwC acted as the Company's auditor during the past fiscal year and, unless the Audit Committee appoints a new auditor, PwC will continue to act in such capacity during the current fiscal year. It is anticipated that a representative of PwC will attend the annual meeting, and such representative will have an opportunity to make a statement and be available to respond to appropriate questions.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" RATIFICATION OF THE APPOINTMENT OF PWC AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING AUGUST 31, 2025.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information concerning those stockholders known to the Company to be the beneficial owners of more than 5% of the common stock of the Company and, based on information furnished by them, such stockholders have sole voting and investment power with respect to their shares, except as otherwise noted:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership^	Percent of Class†
BlackRock, Inc. 50 Hudson Yards New York, NY 10001	2,062,459 [1]	15.22 %
APG Asset Management N.V. Gustav Mahlerplein 3, 1082 MS Amsterdam, P7 00000 Netherlands	1,783,268 [2]	13.16 %
Vanguard Group, Inc. P.O. Box 2600 - V26 Valley Forge, PA 19482	1,606,926 [3]	11.86 %

^   *Beneficial ownership information is based on reports as of June 30, 2024 filed on Form 13F with the SEC. Such information is unavailable as of November 1, 2024.*

†   *Based on 13,553,739 shares of common stock outstanding as of the close of business on November 1, 2024.*

[1]   *BlackRock, Inc. ("BlackRock") reported that these shares are managed by 14 investment management subsidiaries and disclaims investment discretion over such shares. A summary of investment discretion and voting authority of shares reported for certain subsidiaries is as follows:*

Investment Management Subsidiary	*Investment Discretion*	*Voting Authority*	
	Sole	*Sole*	*None*
BlackRock Fund Advisors	*1,517,589*	*1,517,589*	
BlackRock Investment Management, LLC	*38,885*	*38,885*	
BlackRock Advisors LLC	*31,742*	*31,742*	
BlackRock Asset Management Ireland Limited	*31,694*	*31,694*	
BlackRock Institutional Trust Company, N.A.	*393,377*	*381,586*	*11,791*
Aperio Group, LLC	*22,356*	*18,727*	*3,629*
BlackRock Financial Management, Inc.	*8,535*	*5,336*	*3,199*
BlackRock Investment Management (UK) Limited	*5,012*	*3,317*	*1,695*
6 other BlackRock subsidiaries (each holding fewer than 5,000 shares)	*13,269*	*11,068*	*2,201*

[2]   *APG Asset Management N.V. reported shared investment discretion with two additional reporting managers, Stichting Pensioenfonds ABP and APG Group, and sole voting authority as to all such shares.*

[3]

Investment Management Subsidiary	*Investment Discretion*		*Voting Authority*	
	Sole	*Shared*	*Shared*	*None*
The Vanguard Group, Inc.	*1,566,564*			*1,566,564*
Vanguard Fiduciary Trust Co.		*22,100*	*22,100*	
Vanguard Global Advisers, LLC		*15,207*		*15,207*
Vanguard Global Advisers, LLC		*136*	*136*	
Vanguard Investments Australia, Ltd.		*2,919*	*2,919*	

The following table sets forth certain information with respect to the beneficial ownership of the Company's common stock, as of November 1, 2024, by (i) each current director (and/or director nominee) and NEO, and (ii) all current directors, NEOs, and other executive officers as a group:

Name of Beneficial Owner	Shares and Nature of Beneficial Ownership[1]	
	Number	Percent of Class[†]
Steven A. Brass	26,057 [2]	*
Sara K. Hyzer	3,815 [3]	*
Jeffrey G. Lindeman	3,782 [4]	*
William B. Noble	8,999 [5]	*
Patricia Q. Olsem	6,593 [6]	*
Cynthia B. Burks	886 [7]	*
Daniel T. Carter	5,800 [7]	*
Eric P. Etchart	7,189 [8]	*
Lara L. Lee	1,486 [7]	*
Edward O. Magee, Jr.	1,504 [9]	*
Trevor I. Mihalik	3,491 [10]	*
Graciela I. Monteagudo	1,856 [7]	*
David B. Pendarvis	4,934 [11]	*
Gregory A. Sandfort	19,479 [12]	*
Anne G. Saunders	2,346 [7]	*
All current directors, NEOs, and other executive officer(s) of the Company, as a group (16 persons)	101,231 [13]	*

*   *Less than 1%.*

†   *Based on 13,553,739 shares of common stock outstanding as of the close of business on November 1, 2024.*

[1]   *All shares owned directly unless otherwise indicated.*

[2]   *Mr. Brass' total includes: (i) the right to receive 108 shares upon settlement of vested deferred performance units ("DPUs") upon termination of employment, (ii) 10,091 unvested restricted stock units ("RSUs"), none of which is subject to vesting within 60 days of November 1, 2024, (iii) 1,218 shares of restricted common stock, which may not be transferred or sold until termination of service as an employee of the Company, and (iv) 2,231 shares held in the WD-40 Company Profit Sharing / 401(k) Plan ("401(k) Plan").*

[3]   *Ms. Hyzer's total includes: (i) 2,202 unvested RSUs, none of which is subject to vesting within 60 days of November 1, 2024, (ii) 71 shares of restricted common stock, which may not be transferred or sold until termination of service as an employee of the Company, and (ii) 356 shares held in the 401(k) Plan.*

[4]   *Mr. Lindeman's total includes: (i) 1,391 unvested RSUs, none of which is subject to vesting within 60 days of November 1, 2024, (ii) 253 shares of restricted common stock, which may not be transferred or sold until termination of service as an employee of the Company, and (iii) 689 shares held in the 401(k) Plan.*

[5]   *Mr. Noble's total includes: (i) the right to receive 280 shares upon settlement of vested DPUs upon termination of employment, (ii) 1,025 unvested RSUs, none of which is subject to vesting within 60 days of November 1, 2024, and (iii) 522 shares of restricted common stock, which may not be transferred or sold until termination of service as an employee of the Company.*

[6]   *Ms. Olsem's total includes: (i) the right to receive 89 shares upon settlement of vested DPUs upon termination of employment, (ii) 1,764 unvested RSUs, none of which is subject to vesting within 60 days of November 1, 2024, and (iii) 644 shares of restricted common stock, which may not be transferred or sold until termination of service as an employee of the Company. The 2007 Olsem Family Trust, which she shares investment discretion and voting authority with her spouse, holds beneficial ownership of 5,274 shares of the 6,593 shares reported above.*

[7]   *Shares shown represent the right to receive all such shares upon settlement of vested RSUs upon termination of service as a director of the Company, and no shares vesting within 60 days of November 1, 2024.*

[8]   *Mr. Etchart's total includes the right to receive 5,689 shares upon settlement of vested RSUs upon termination of service as a director of the Company (of which 20 shares are subject to vesting within 60 days of November 1, 2024).*

[9] *Mr. Magee's total includes the right to receive 1,448 shares upon settlement of vested RSUs upon termination of service as a director of the Company (of which 10 shares are subject to vesting within 60 days of November 1, 2024).*

[10] *Mr. Mihalik's total includes the right to receive 3,189 shares upon settlement of vested RSUs upon termination of service as a director of the Company (of which 20 shares are subject to vesting within 60 days of November 1, 2024).*

[11] *Mr. Pendarvis' total includes the right to receive 4,606 shares upon settlement of vested RSUs upon termination of service as a director of the Company, and no shares vesting within 60 days of November 1, 2024.*

[12] *Mr. Sandfort's total includes the right to receive 14,125 shares upon settlement of vested RSUs upon termination of service as a director of the Company (of which 20 shares are subject to vesting within 60 days of November 1, 2024).*

[13] *Total includes the rights of directors, NEOs, and other executive officer(s) to receive a total of 41,361 shares upon settlement of vested RSUs upon termination of service as a director of the Company, the rights of executive officers to receive a total of 477 shares upon settlement of vested DPUs upon termination of employment, the rights of certain directors to receive a total of 70 shares within 60 days of November 1, 2024 upon vesting of RSUs, and a total of 3,486 shares directly held by executive officers in the Company's 401(k) Plan.*

DELINQUENT SECTION 16(a) REPORTS

Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than ten percent of the Company's stock, to file with the SEC initial reports of stock ownership and reports of changes in stock ownership. Reporting persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports they file.

To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company during the last fiscal year and written representations that no other reports were required, except as described below, all Section 16(a) requirements were complied with by all persons required to report with respect to the Company's equity securities during the last fiscal year.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

We remain committed to managing the Company for the benefit of our stockholders and maintaining good corporate governance practices. Accordingly, we maintain the following corporate governance practices, among others, to enhance the Company's reputation for integrity and serving our stockholders responsibly:

- Annual election of all directors with majority voting requirement
- Corporate Governance Guidelines include an overboarding policy that limits directors from serving on more than a total of four public company boards
- Annual election of a non-employee director as Chair of the Board, who is separate from and independent of the CEO
- Executive sessions of independent directors held at each regularly scheduled board meeting
- Governance guidelines for independent director leadership and other best governance practices
- Annual consideration of succession planning for the Board, the CEO, and senior management
- Annual performance evaluations for board, committees and directors
- Company prohibits pledging and hedging of Company stock by directors, executive officers, and all other employees
- 9 of 10 director nominees are independent, except for the CEO and President; all committees of the Board are composed entirely of independent directors
- Equity received by directors must be held until board service ends
- Anonymous reporting via whistleblower hotline and quarterly reporting of any activity presented to the Audit Committee
- Cash and equity incentive compensation paid to executive officers are subject to a formal clawback policy

BOARD LEADERSHIP AND RISK OVERSIGHT

Board Leadership

The Corporate Governance Committee evaluates the Board's leadership structure and makes its recommendation to the Board. In 2022, the Board determined that board oversight of and attention to the Company's current strategic initiatives are better served by having a chair, who is an independent director, provide primary leadership at meetings of the Board and for such chair to serve as a liaison between the Board and executive management. Furthermore, the Board believes that separation of the principal executive officer and the board chair position is currently more appropriate for the Company given the size of the Board and the continued need for the principal executive officer's focus and flexibility to implement strategic directives and execute overall management responsibilities. As an independent director, the chair can provide leadership to the Board without perceived or actual conflicts associated with individual and collective interests of management. Following the 2022 and 2023 annual meetings, the Board elected an independent chair to serve as its non-employee Chair to lead the Board and, following the 2024 annual meeting, the Board expects to do so again.

Corporate Governance Guidelines provide for, under appropriate circumstances, the designation of the principal executive officer to serve as board chair and for the designation of a lead independent director to ensure the most effective board governance when the principal executive officer is also serving as board chair. The Board's determination as to whether having an independent director serve as board chair is in the best interests of the Company remains subject to annual review.

Board Role in Risk Oversight

Risk oversight is undertaken by the Board as a whole, but various Board committees are charged with reviewing and reporting on business and management risks included within the purview of each committee's responsibilities. The Compensation and People Committee considers risks associated with the Company's compensation policies and practices, with particular focus on the annual cash incentive compensation and equity awards offered to the Company's executive officers and the performance metrics to best align the interests of management with those of the Company. The Audit Committee considers risks associated with financial reporting and internal control, including ethics and compliance program risks and, as described in further detail below, cybersecurity risk. The Finance Committee considers risks associated with the Company's financial management and investment activities, acquisition- and divestiture-related risks, and Employee Retirement Income Security Act of 1974 plan oversight. The Finance Committee also reviews the appropriateness of the Company's insurance programs. The Board or its committees, as part of their oversight, receive periodic reports from management employees having responsibility for the management of particular areas of risk, including risks related to systems integrity and disaster recovery of primary information technology systems, supply chain risks associated with disruptive events, ESG risk and sustainability efforts, and risks associated with artificial intelligence, which may include ethical, legal, and operational risk. The CEO is responsible for overall risk management and provides input to the Board with respect to the Company's enterprise risk management program and is responsive to the Board in carrying out its risk oversight role.

In fiscal year 2024, the Board established an ESG Board Advisory Group, a provisional working group composed of four directors (each with a diverse ESG background): Cynthia B. Burks, Lara L. Lee, Graciela I. Monteagudo, and David B. Pendarvis. This group was created to provide guidance to the Company on key ESG-related issues.

Compensation Risk Assessment

In addition to oversight of compensation-related risk by the Compensation and People Committee, the Company's management has undertaken an annual assessment of the Company's compensation policies and practices and strategic business initiatives to determine whether any of these policies or practices, as well as any compensation plan design features, including those applicable to the executive officers, are reasonably likely to have a material adverse effect on the Company. Based on this review, management has concluded that the Company's compensation policies and practices are not reasonably likely to have a material adverse effect on the Company. This conclusion is based primarily on the fact that the incentives underlying the Company's compensation plan design features provide balance among increased profitability, long-term growth, and longer-term stockholder returns. Management has discussed these findings with the Compensation and People Committee.

In addition, we have adopted a clawback policy that enables us to recover cash and equity incentive compensation from executive officers in the event of a restatement of our financial results. The clawback policy is available on our website at *https://investor.wd40company.com/overview/default.aspx* under *Governance*.

Cybersecurity Risk Assessment

Management is responsible for cybersecurity risk management, which is part of the Company's enterprise risk management and business continuity processes. We regularly evaluate our cybersecurity risk profile as well as the status and activities of our cybersecurity program, which aligns to the industry-recognized Center for Internet Security or CIS framework. We employ a defense-in-depth strategy which involves multiple layers of security controls to help prevent and detect possible risks and employ measures to protect our systems from business disruption. Our cybersecurity program includes tools and activities to prevent, detect, and analyze current and emerging cybersecurity threats, as well as plans and strategies to address threats and incidents. We also engage with third-party service providers, who possess expertise in information technology ("IT") and cybersecurity, to aid in the design, implementation, and management of our cybersecurity infrastructure and protocols. The Company's Chief Financial Officer works with our Vice President of Global Information & Technology and regional IT members to lead our enterprise-wide information security program and manage our Cybersecurity Incident Response Plan. As a part of continuing education, employees are required to participate in cybersecurity awareness training at the commencement of their employment and annually thereafter. We reinforce this training with monthly phishing tests and cybersecurity newsletters to educate our employees on the latest cybersecurity threats and the most effective preventative measures. The Audit Committee oversees cybersecurity risk and mitigation strategies of the Company.

BOARD MEETINGS, COMMITTEES AND ANNUAL MEETING ATTENDANCE

The Board is charged by the stockholders with managing or directing the management of the business affairs and exercising the corporate power of the Company. The Board relies on the following standing committees to assist in carrying out the Board's responsibilities: the Audit Committee, the Compensation and People Committee, the Corporate Governance Committee, and the Finance Committee. Each of the committees has a written charter approved by the Board, and each committee reviews their respective charter annually. Committee charters can be found on the Company's website at *http://investor.wd40company.com/investors/corporate-governance/overview*.

There were five meetings of the Board during the last fiscal year. Each director serving for the full fiscal year attended at least 75% of the aggregate of the total number of meetings of the Board and of all committees on which the director served. In addition, the Board holds an annual organizational meeting on the date of the annual meeting. Pursuant to our Corporate Governance Guidelines, directors are expected to attend the annual meeting. At the last annual meeting, all current directors (and director nominees) were present.

EQUITY HOLDING REQUIREMENT FOR DIRECTORS

RSU awards to non-employee directors, including both non-elective grants and RSU awards granted pursuant to the annual elections of the directors to receive RSUs in lieu of all or part of their base annual fee, are not settled in shares of the Company's common stock until termination of each director's service as a director. The number of shares to be issued to each non-employee director upon termination of service is disclosed in the footnotes to the last table under the heading, *Security Ownership of Certain Beneficial Owners and Management*.

INSIDER TRADING POLICY – PROHIBITED TRADING TRANSACTIONS

The Company maintains an insider trading policy, that are reasonably designed to promote compliance with insider trading laws, rules and regulations and any applicable Nasdaq listing standards. The policy includes transaction pre-approval requirements, applicable to its officers and directors required to report changes in beneficial ownership of the Company's common stock under Section 16 of the Exchange Act. Certain other employees who have significant management or financial reporting responsibilities and may have access to material non-public information concerning the Company are also subject to pre-approval requirements before trading or making gifts.

The Company's insider trading policy requires pre-approval of all trading plans adopted pursuant to Rule 10b5-1 promulgated under the Exchange Act ("10b5-1 Trading Plan"). To avoid the potential for abuse, the Company's policy with respect to such trading plans is that, once adopted, trading plans may not be changed or canceled without the General Counsel's approval. Any approved change or cancellation of a trading plan adopted by an executive officer, director or employee covered by the Company's insider trading policy may result in the Company's refusal to approve future trading plan requests for that person.

The insider trading policy also includes a prohibition on certain hedging and transactions involving the potential for abuse. Pursuant to the insider trading policy, executive officers, directors and covered employees may not engage in the following transactions involving the Company's publicly traded securities:

- Short sale transactions
- Transactions in options or derivatives

- Hedging transactions
- Pledges or margin account borrowing

COMMUNICATIONS WITH THE BOARD

Stockholders and other interested parties may send communications to the Board by submitting a letter addressed to: WD-40 Company, Corporate Secretary, 9715 Businesspark Avenue, San Diego, CA 92131.

The Board has instructed the Corporate Secretary to review and forward such communications to the Board Chair. The Board has also instructed the Corporate Secretary to exercise his or her discretion, to not forward to the Board Chair any communication which is deemed of a commercial or frivolous nature or inappropriate for consideration by the Board. The Corporate Secretary may also forward the communication to another department within the Company to facilitate an appropriate response.

DIRECTOR COMPENSATION

Compensation for non-employee directors is set by the Board upon the recommendation of the Corporate Governance Committee. The Corporate Governance Committee conducts a review of non-employee director compensation at least bi-annually, and in October 2023, such review included the then current NACD Director Compensation Report and the 2023 U.S. Spencer Stuart Board Index Highlights. For fiscal year 2024, non-employee directors received compensation for services as directors pursuant to the Directors' Compensation Policy and Election Plan (the "Director Compensation Policy") adopted by the Board on October 5, 2023. Pursuant to the Director Compensation Policy, non-employee directors received a base annual fee of $60,000. The Chair received additional annual compensation of $30,000.

Non-employee directors received additional cash compensation for service on various Board committees as follows:

	Audit	Compensation and People	Corporate Governance	Finance
Chair	$20,000	$14,000	$11,000	$12,000
Member	$11,000	$6,000	$5,000	$6,000

All such annual fees were paid in the first calendar quarter of 2024.

At the Company's 2016 annual meeting, the Company's stockholders approved the WD-40 Company 2016 Stock Incentive Plan (which was amended and restated effective December 12, 2023 upon stockholder approval at the 2023 annual meeting, the "A&R 2016 Stock Incentive Plan") to authorize the issuance of stock-based compensation awards to employees as well as to directors. In addition to the fees set forth above, the Director Compensation Policy provides for an annual grant of restricted stock unit ("RSU") awards having a grant date value of approximately $97,000 to each non-employee director. Each RSU represents the right to receive one share of the Company's common stock. On December 12, 2023, each non-employee director received a non-elective RSU award covering 406 shares of the Company's common stock. Additional information regarding the RSU awards is provided in a footnote to the Director Compensation table below.

Each non-employee director may elect to receive an RSU award ("Elective RSUs") in lieu of all or a portion of his or her base annual fee for service as a director. The number of shares of the Company's common stock subject to each such RSU award granted to the non-employee directors equaled the elective portion of his or her base annual fee payable in RSUs divided by the fair market value of the Company's common stock as of the date of grant.

Pursuant to award agreements with non-employee directors, RSU awards are fully vested (except for Elective RSUs, which vest monthly over 12 months), entitled to dividend compensation equivalent to dividends declared and paid on the Company's common stock, and settled in shares of the Company's common stock upon termination of the director's service as a director of the Company.

The Company also maintains a Director Contributions Fund from which each incumbent non-employee director has the right each fiscal year to designate $7,000 in contributions to be made by the Company to properly qualified Section 501(c)(3) charitable organizations of the Internal Revenue Code.

DIRECTOR COMPENSATION TABLE – FISCAL YEAR 2024

The following Director Compensation table provides information concerning compensation earned by each non-employee director for services rendered in fiscal year 2024. Amounts reported in the following table under Fees Earned or Paid in Cash for each director depend on the various committees that each director served as a member or as chair during the fiscal year and whether the director served as the chair of the Board.

Non-Employee Director[1]	Fees Earned or Paid in Cash ($)[2]	Stock Awards ($)[3]	All Other Compensation ($)[4]	Total ($)
Cynthia B. Burks	$ 77,000	$ 96,790	$ 7,000	$ 180,790
Daniel T. Carter	$ 91,000	$ 96,790	$ 7,000	$ 194,790
Eric P. Etchart	$ 77,000	$ 96,790	$ 7,000	$ 180,790
Lara L. Lee	$ 77,000	$ 96,790	$ 7,000	$ 180,790
Edward O. Magee, Jr.	$ 77,000	$ 96,790	$ 7,000	$ 180,790
Trevor I. Mihalik	$ 88,000	$ 96,790	$ 7,000	$ 191,790
Graciela I. Monteagudo	$ 71,000	$ 96,790	$ 7,000	$ 174,790
David B. Pendarvis	$ 77,000	$ 96,790	$ 7,000	$ 180,790
Gregory A. Sandfort	$ 107,000	$ 96,790	$ 7,000	$ 210,790
Anne G. Saunders	$ 79,000	$ 96,790	$ 7,000	$ 182,790

[1] *Mr. Brass is not included in this table as he is an employee and does not receive compensation for his service as a director. Compensation for services he provides to the Company is reflected in the Summary Compensation Table included in the Executive Compensation section of the Proxy.*

[2] *Messrs. Carter and Pendarvis and Mses. Burks, Lee, Monteagudo, and Saunders elected to receive their fiscal year 2024 base annual fees of $60,000 in cash. Messrs. Etchart, Mihalik, and Sandfort elected to receive RSU awards in lieu of cash for their base annual fees pursuant to elections made as permitted under the Director Compensation Policy. Mr. Magee elected to receive his fiscal year 2024 base annual fee in cash (50%) and RSUs (50%). The number of shares underlying each director's RSU award was rounded down to the nearest whole share.*

[3] *Amounts reported under Stock Awards represent the grant date fair value for non-elective RSU awards granted pursuant to the Director Compensation Policy. On December 12, 2023, each director received a non-elective RSU award covering 406 shares of the Company's common stock. The grant date fair value of approximately $97,000 equals the closing price of the Company's common stock on the grant date, which was $238.40 multiplied by the number of shares underlying the RSU award. The number of shares underlying each director's RSU award is rounded down to the nearest whole share. Outstanding RSUs held by each director as of November 1, 2024 are reported in footnotes to Security Ownership of Certain Beneficial Owners and Management table.*

[4] *Amounts represent charitable contributions made by the Company in fiscal year 2024 as designated by non-employee directors pursuant to the Company's Director Contributions Fund.*

The director compensation table above does not include reasonable out-of-pocket expenses (i.e., airfare, hotel, car rental, etc.) incurred by directors that the Company reimburses in connection with in-person attendance at Board and committee meetings, on-site visits to the Company's offices and facilities, and continuing education such as conferences, coursework and speaking engagements.

BOARD COMMITTEES

CORPORATE GOVERNANCE COMMITTEE

Members:	Eric P. Etchart (Chair)	**Primary Responsibilities:**
	Daniel T. Carter	
	Trevor I. Mihalik	• Provides counsel to the Board, including the size and operation of the Board and its standing committees
	Graciela I. Monteagudo[1]	
	Gregory A. Sandfort	• Serves as the nominating function of the Board, which includes reviewing and interviewing qualified candidates to serve on the Board
	Anne G. Saunders	
		• Oversees and recommends to the Board:
Independent:	All	- structure, composition, and rotation of the committees of the Board
		- trading guidelines for directors, officers and key employees
Meetings held last FY:	4	- director compensation and benefits policies and practices
		• Manages annual board and committee evaluations and assesses the effectiveness of the Board and its committees
		• Reviews and considers developments in corporate governance to ensure that best practices are being followed

[1] *Joined December 11, 2023*

Board and Committee Self-Evaluation

The Corporate Governance Committee oversees an annual process of self-evaluation conducted by each committee of the Board and for the Board as a whole, which includes a board evaluation, individual self-evaluations and peer evaluations.

Board Evaluation

The Company conducts an annual comprehensive board self-evaluation to assess the effectiveness of the Board, its committees, and members. The process is coordinated internally by our Corporate Governance Committee in partnership with the Board Chair. The following evaluations are collected via online questionnaire:

1. Audit Committee Self-Evaluation Questionnaire
2. Compensation and People Committee Self-Evaluation Questionnaire
3. Corporate Governance Committee Self-Evaluation Questionnaire
4. Finance Committee Self-Evaluation Questionnaire
5. Individual Director Evaluation Questionnaire
6. Board Self Evaluation Questionnaire
7. Peer Evaluation Questionnaire

Questionnaire responses are shared on an anonymous basis to maximize constructive feedback.

Procedure

In advance of questionnaire deployment, all questionnaires are reviewed and updated by the Corporate Governance Committee, in consultation with the Board Chair and committee chairs. Once the questionnaire responses are collected and analyzed, the Company's Board (including the CEO) and General Counsel review and discuss the results and any actions to be taken. The purpose of these evaluations is to identify areas where the Board and committees and each of its directors can enhance their performance and effectiveness. Additionally, the evaluations assist in determining whether adjustments are necessary in terms of the Board and committee leadership, composition and expertise. Lastly, the evaluations assist in ensuring that our Board and committees are aligned with our Company values and adhere to our Corporate Governance Guidelines and committee charters.

Nomination Policies and Procedures

The Corporate Governance Committee acts in conjunction with the Board to ensure that a regular evaluation is conducted of succession plans, performance, independence, and of the qualifications and integrity of the Board. The Corporate Governance Committee also reviews the applicable skills and characteristics required of nominees for election as directors. The objective is to balance the composition of the Board to achieve a combination of individuals of different backgrounds and experiences as described more fully below. Although the Board has not established any specific diversity criteria for the selection of nominees other than the general composition criteria noted below, the current Board composition includes four female directors (36% of the Board), one of whom chairs a Board committee, two African-Americans, one Hispanic, four non-U.S. directors (36% of the Board), and one U.S. military veteran.

In determining whether to recommend a director for re-election, the Corporate Governance Committee considers the director's past attendance at meetings, results of evaluations and the director's participation in and anticipated future contributions to the Board. A director who will have reached the age of 72 prior to the date of the next annual meeting will be expected to retire from the Board. However, the Board may re-nominate any director for up to three additional years if the Board makes a specific finding that relevant circumstances warrant continued service.

The Corporate Governance Committee evaluates new Board nominees through a series of internal discussions, reviewing available information, and interviewing selected candidates. Generally, candidates for nomination to the Board have been identified and compiled in a database through director networking, professional organizations or suggestions from individual directors or employees. Historically, the Company does not employ a search firm or third party when seeking or evaluating candidates.

The Corporate Governance Committee considers director recruitment and succession planning for the Board at least annually. This review entails consideration of various factors that the Corporate Governance Committee believes to be relevant to ensure that the Board maintains a level of diversity in skills and qualifications, including relevant experience that is appropriate for its oversight and governance responsibilities. The Corporate Governance Committee considers each director's experience in senior leadership roles and as directors on other public company boards, including service on committees and as committee or board chairs, in addition to age and the tenure of each director on the Board. Beyond a baseline expectation that directors and director nominees will share the Company values and have demonstrated an ability to promote and sustain a strong corporate culture, the Board endeavors to ensure that the mix of skills among existing directors is appropriate for the evolving business and competitive environment of the Company.

Continuing Education and Certifications

To emphasize the importance of continuing education, directors are reimbursed for expenses incurred in connection with attending continuing education programs and conferences and acquiring certain certifications to assist them in remaining abreast of developments in critical issues relating to the operation of public company boards, including environmental, social, and corporate governance. Two directors have earned NACD Directorship Certification, three directors are recognized as NACD Board Leadership Fellows, and one director was included on NACD Directorship 100[TM]. In addition, various directors completed coursework to strengthen their knowledge and earned certificates as follows:

Subject Matter	Number of Directors
Climate Change	3
Corporate Directorship	3
Cyber-Risk Oversight or Cybersecurity Risk	2
ESG	5
Executive Compensation	1

Skills and Diversity Matrices

The following list of specific skills are among the areas of expertise and experience that the Corporate Governance Committee believes will best serve the Company. The list is updated from time to time and each director's expertise in these areas is graded on a scale to assess the level of competence that is available to the Board as a whole. The table below presents those areas in which the Board has determined that individual directors have a deep or knowledgeable level of expertise and does not reflect areas in which directors have general experience or familiarity. A particular director may possess other skills, experience, qualifications or attributes even though they are not indicated below. This information is used to assist the Board in ensuring a composition that is aligned with the Company's current strategy and emerging areas of focus and will guide the Board in identifying the desired skills and experience of future nominees.

SKILLS AND EXPERIENCE	DIRECTOR NOMINEES									
	Steven A. Brass	Cynthia B. Burks	Daniel T. Carter	Eric P. Etchart	Lara L. Lee	Edward O. Magee, Jr.	Trevor I. Mihalik	Graciela I. Monteagudo	David B. Pendarvis	Anne G. Saunders
Finance			X	X			X		X	
Legal, Regulatory, Compliance		X							X	
Leadership, Human Capital, Exec. Comp	X	X	X		X	X	X		X	X
Industry: Consumer / Retail Markets	X		X					X		X
Omni-Channel Marketing; Digital	X				X			X		X
International / Global Business	X	X	X	X	X		X	X	X	
Operations		X		X		X		X		
Innovation					X	X				X
ESG				X		X	X			

BOARD DIVERSITY MATRIX (as of November 1, 2024 and based on each director's self-identification)				
Total Number of Directors: 11				
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity	4	7		
Part II: Demographic Background				
African American or Black	1	1		
Alaskan Native or Native American				
Asian				
Hispanic or Latinx	1			
Native Hawaiian or Pacific Islander				
White	2	6		
Two or More Races or Ethnicities				
LGBTQ+				
Did Not Disclose Demographic Background				
Part III: Non-U.S. Directors (Born Outside the U.S.)	1	3		

The Corporate Governance Committee will consider director candidates recommended by stockholders under the same criteria as other candidates described above. Nominations may be submitted by letter addressed to: WD-40 Company Corporate Governance Committee, Attn: Corporate Secretary, 9715 Businesspark Avenue, San Diego, California 92131. Nominations by stockholders must be submitted in accordance with the requirements of the Company's Bylaws, including submission of such nominations within the time required for submission of stockholder proposals as set forth below under the heading, *Stockholder Proposals or Director Nominations for our 2025 Annual Meeting.*

AUDIT COMMITTEE

Members:	Daniel T. Carter (Chair)	**Primary Responsibilities of Committee:**
	Cynthia B. Burks	
	Lara L. Lee	Provides oversight of the following:
	Edward O. Magee, Jr.	
	Trevor I. Mihalik	• integrity of financial statements and disclosures
	Graciela I. Monteagudo[1]	• integrity of audits, reviews and reporting controls
	David B. Pendarvis	• direct management of independent auditor
		• internal audit
Independent (under		• ethics and compliance
Rule 10A-3 under the		• risk management of financial reporting and internal controls
Exchange Act):	All	• cybersecurity risks
		• management's earnings guidance
Meetings held last FY:	5	

[1]   *Until December 10, 2023*

The Board has determined that Mr. Carter and Mr. Mihalik are each an "audit committee financial expert" as defined by SEC regulations and that each member satisfies the requirements for service on the Audit Committee under Rule 5605(c)(2) of the Nasdaq Rules.

FINANCE COMMITTEE

Members:	Trevor I. Mihalik (Chair)	**Primary Responsibilities of Committee:**
	Daniel T. Carter	
	Eric P. Etchart	• Reviews and advises the Board with respect to:
	Edward O. Magee, Jr.	
	Graciela I. Monteagudo	- Acquisitions and divestitures
	Gregory A. Sandfort	- Investment policy
		- Capital and debt structure
		- Cash and liquidity, including capital expenditures
		- Dividend policy
Independent:	All	- Interest rates and foreign exchange
		- Tax planning
		- Appropriateness of insurable business risks
Meetings held last FY:	4	
		• Reviews the Company's annual business plan and long-term financial strategies, objectives and strategic initiatives

COMPENSATION AND PEOPLE COMMITTEE

Members:	Anne G. Saunders (Chair)	**Primary Responsibilities of Committee:**
	Cynthia B. Burks	
	Lara L. Lee	• Reviews the Company's overall compensation programs and strategies
	David B. Pendarvis	• Establishes and administers executive compensation programs, including short-term and long-term incentive compensation and setting performance metrics and clawback provisions for such incentive compensation
	Gregory A. Sandfort	
Independent (and "non-employee directors" under Rule 16b-3 of the Exchange Act):	All	• Conducts an annual review of and approves the goals and objectives relevant to CEO's compensation, including a performance evaluation in light of such goals and objectives to determine and approve the CEO's compensation
		• Review strategies related to human capital and talent management, including recruiting, development and retention, severance arrangements (as applicable), and management succession
Meetings held last FY:	4	• Reviews stockholder voting results on "Say on Pay" and feedback received regarding executive compensation matters

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended August 31, 2024, there were no compensation committee interlock relationships with respect to the Company's executive officers, members of the Board and/or the Compensation and People Committee as described in Item 407(e)(4)(iii) of Regulation S-K promulgated under the Exchange Act.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE ISSUES

The Company believes that taking an integrated approach to environmental, social and governance ("ESG") issues enhances the sustainability and growth of our business, creates value, and protects the long-term interests of our stakeholders. Our Board has ultimate authority and has demonstrated its continued commitment to the Company's performance relative to ESG issues.

The distinguishing hallmark of this Company over many decades has been our commitment to a stated set of positive values that imbue essentially every aspect of our business operations and relationships. Nowhere is that more clearly seen than in the rapidly evolving area of our business that falls under the domain of ESG, which we also refer to as sustainability. We define sustainability as the ability of a business to exist indefinitely. We are committed to operating our business in a manner that will have positive environmental and societal impacts, which will continue to create and protect long-term stakeholder value.

In fiscal year 2018, the Company established a cross-regional, cross-functional Project Team to formally address sustainability topics and provide recommendations to management. In the years following, the Project Team has pursued various objectives focused on strengthening the foundations of our culture, organizational carbon and environmental impact, circular supply chain, and product sustainability.

In fiscal year 2022, the Project Team underwent major structural changes with the formation of the Company's ESG Squad and Sustainability Committee, which reinforced the direct participation of senior corporate leaders in functional ESG decision making and accountability for ESG performance. These teams pursued objectives focused on establishing emission reduction targets, developing a sustainability lens, increasing our responsible sourcing efforts, and enhancing our people-first philosophy.

In fiscal year 2024, the Board established an ESG Board Advisory Group that meets on an ad hoc basis. This provisional working group composed of four members of our Board with diverse ESG backgrounds was created to provide guidance to the Company on key ESG-related issues. Currently, such issues include setting external targets for carbon reduction in collaboration with the Sustainability Committee (led by management), shaping our overall strategy for sustainable innovation, and strengthening social plans and initiatives of the Company.

The Company expects to publish its third ESG report in November 2024, which will be made available under the "Sustainability" section of our website, *https://www.wd40company.com/our-company/corporate-responsibility,* where our earlier reports are posted. The 2024 ESG report will summarize progress of the sustainability plan over the past two fiscal years 2023 and 2024, and lay out our sustainability strategy going forward with an emphasis on the next two fiscal years 2025 and 2026. Information on our website, including our ESG report, is not part of this or any other report we file with, or furnish to, the SEC.

INFORMATION REGARDING OUR EXECUTIVE OFFICERS

The following table sets forth the names, ages, and current titles of the Company's executive officers as of August 31, 2024:

Name	Age	Title
Steven A. Brass	58	President and Chief Executive Officer ("CEO"); Director
Sara K. Hyzer	46	Vice President, Finance and Chief Financial Officer ("CFO")
Phenix Q. Kiamilev	45	Vice President, General Counsel and Corporate Secretary
Jeffrey G. Lindeman	61	Vice President, Chief People, Culture and Capability Officer ("Chief People Officer")
William B. Noble	66	Group Managing Director
Patricia Q. Olsem	57	Division President, Americas

Mr. Brass joined the Company in 1991 as International Area Manager at the Company's U.K. subsidiary, WD-40 Company Limited, and has since held several management positions including Country Manager in Germany, Director of Continental Europe, European Sales Director, and European Commercial Director. He then served as Division President, Americas of the Company, from 2016 until 2019, when he was promoted to President and Chief Operating Officer. In March 2022, Mr. Brass was appointed to the Board and, effective September 1, 2022, Mr. Brass serves as CEO and President.

Ms. Hyzer joined the Company in August 2021 as Vice President, Global Finance Strategy. She was then named Vice President, Finance, Treasurer, and Chief Financial Officer, effective November 1, 2022. In connection with her promotion, she assumed the responsibility for global information technology strategy, and in January 2023, she relinquished the title and responsibility of Treasurer. Before joining the Company, Ms. Hyzer served over 20 years at PricewaterhouseCoopers LLP, during the last six years of which she served as an audit partner for publicly traded and privately held companies in industries, including consumer products and life sciences. Ms. Hyzer is a Certified Public Accountant in California (Inactive).

Ms. Kiamilev joined the Company in May 2021 as Vice President, Legal, and was appointed General Counsel and Corporate Secretary in December 2021. From 2019 to 2021, Ms. Kiamilev served as Vice President, Legal, and General Counsel of Kyriba Corp. and held other legal roles from 2014 to 2019. Ms. Kiamilev also served as in-house counsel for Active Network, LLC after practicing law at Luce, Forward, Hamilton & Scripps LLP (currently Dentons US LLP). Ms. Kiamilev is a licensed attorney in the State of California.

Mr. Lindeman serves as the Company's chief human resources officer. He joined the Company in 2016 and has held management positions within the Company's EMEA segment, including director of human resources, information technology, supply chain and finance. In December 2020, he was named Vice President, Global Organizational Development of the Company. He was then promoted to his current position, Chief People, Culture and Capability Officer, in November 2022. Prior to joining the Company, Mr. Lindeman worked as the senior director of talent and engagement for San Diego International Airport from 2006 to 2016.

Mr. Noble joined the Company's Australian subsidiary, WD-40 (Australia) Pty. Limited, in 1993 as International Marketing Manager for the Asia Region. He was then promoted to Managing Director, EMEA and appointed as a Director of the Company's U.K. subsidiary, WD-40 Company Limited, in 1996. Effective November 1, 2022, Mr. Noble was promoted to Group Managing Director.

Ms. Olsem joined the Company in 2005 and has held various senior management positions including, Vice President Americas Innovation Development Group, Senior Vice President Marketing and Innovation of the Americas, and Senior Vice President and General Manager of the U.S. She was promoted to her current position as Division President, Americas in 2019.

All executive officers hold office at the discretion of the Board. There are no family relationships between any executive officer and any member of the Board. There are no pending litigation or proceedings involving the Company's officers.

COMPENSATION DISCUSSION AND ANALYSIS

The following Compensation Discussion and Analysis ("CD&A") addresses the philosophy, policies, programs, processes, and decisions of the Compensation and People Committee (the "Committee") with respect to compensation for the Company's Named Executive Officers (the "NEOs"). During fiscal year 2024, the Company's NEOs were as follows:

- Steven A. Brass, President and CEO
- Sara K. Hyzer, Vice President, Finance, and CFO
- Jeffrey G. Lindeman, Vice President, Chief People Officer
- William B. Noble, Group Managing Director*
- Patricia Q. Olsem, Division President, Americas

* *All NEOs are employees of the Company, except for Mr. Noble, who is an employee of WD-40 Company Limited, a wholly owned United Kingdom ("U.K.") subsidiary of the Company.*

Our Executive Compensation Programs Incorporate Strong Governance Features

- No Employment Agreements with Executive Officers (except as required in the U.K.)

- No Supplemental Executive Retirement Plans for Executive Officers

- Long-Term Incentive Awards are Subject to Double-Trigger Vesting upon Change of Control

- Annual and Long-Term Incentive Programs Provide a Balanced Mix of Goals for Profitability, Growth and Total Stockholder Return Performance

- Incentive-based Compensation subject to Clawback Policy

- Executive Officers are Subject to Stock Ownership Guidelines

- Executive Officers are Prohibited from Hedging or Pledging Company Stock

- No Backdating or Re-Pricing of Equity Awards

- Financial Goals for Performance-Based Equity Awards Never Reset

- Independent Compensation Consultant Retained by the Compensation and People Committee of the Board

EXECUTIVE SUMMARY OF EXECUTIVE COMPENSATION DECISIONS AND RESULTS

The compensation structure for the NEOs is composed of three principal elements:

Base Salary	Annual Cash and Equity Incentives:	Long-Term Equity Incentives:
	▪ Growth Reward Program ("GRP")	▪ Restricted Stock Units ("RSUs")
	▪ Performance Stock Units ("PSUs")	▪ Market Share Units ("MSUs")

Annual incentives are measured based on performance each fiscal year (with GRP payable in cash and PSUs payable in restricted stock) whereas long-term incentives involve a three-year time horizon. RSUs are retention-related equity that vest over three years, and MSUs are long-term, performance-related equity that may vest in three years, depending on the Company's stock performance. The design of this compensation structure results in a significant portion of NEO-realized compensation being directly tied to Company performance, which is measured predominantly by financial performance and total stockholder return ("TSR").

Annual Incentive Compensation Overview

GRP

In fiscal year 2024, the Company approved changes to GRP to incorporate additional key global company objectives, including global adjusted net sales and other company-wide strategic performance measures. The details of GRP are described more fully under *New Fiscal Year 2024 GRP Design.*

To measure NEO performance for the fiscal year 2024 GRP, the Company used the following measures:

GRP Measure	GRP Calculation Description
1. Adjusted Net Sales (Global and Regional)*	
2. Adjusted EBITDA Pre-GRP (Global and Regional)*	Tranche 1 of GRP Calculation
3. Strategic Performance Measures	
4. Global Adjusted EBITDA Post-GRP	Tranche 2 of GRP Calculation

* *"Global" is defined as the financial metric computed on a consolidated basis, while "Regional" is defined as the financial metric computed for each of the Company's relevant reporting segments, either the Americas, EIMEA or Asia Pacific.*

The measures are calculated in accordance with Tranche 1 and Tranche 2 of GRP Calculations:

▪ Tranche 1 of GRP Calculation is accrued based on the first 3 measures shown above for fiscal year 2024:

♦ "Adjusted Net Sales" is defined as net sales translated using budgeted exchange rates.

♦ "Adjusted EBITDA Pre-GRP" is defined as earnings before interest, income taxes, depreciation (in operating departments), and amortization, which includes amortization of definite-lived intangible assets and cloud computing amortization, translated using budgeted exchange rates and calculated prior to any GRP compensation expense or PSU expense.

♦ Strategic performance measures are further discussed in *Growth Reward Program*

Prior to fiscal year 2024, Tranche 1 of GRP Calculation was based solely on Global and Regional Adjusted EBITDA Pre-GRP measures. Changes to GRP in fiscal year 2024 resulted in the addition of net sales (global and regional) and strategic performance measures. These changes did not increase the maximum annual opportunity for GRP for which each NEO is eligible, but instead broadened the GRP measures to include other financial metrics and strategic performance.

▪ Tranche 2 of GRP Calculation is accrued based on the 4th measure shown above for fiscal year 2024 and prior years:

"Global Adjusted EBITDA Post-GRP" is a measure used for Tranche 2 of GRP Calculation and based on U.S. Dollar ("USD") reported results, defined as earnings before interest, income taxes, depreciation (in operating departments), and amortization, which includes amortization of definite-lived intangible assets and cloud computing amortization, calculated after GRP compensation expense is computed for Tranche 1 of GRP Calculation and prior to GRP compensation expense related to Tranche 2 of GRP Calculation and PSU expense.

PSU Awards

In addition to the GRP, the Company continued to grant PSUs, the vesting of which are based on performance benchmarked against current fiscal year EBITDA-based metrics. PSUs represent another incentive to focus on EBITDA growth and further strengthens the pay-for-performance orientation of the Company's compensation program. Fiscal year 2024 PSU metrics and performance achieved are shown below under *Fiscal Year 2024 PSU Attainment by NEO.*

PSU awards provide for the vesting of restricted stock, based on level of achievement and up to the total shares granted. Restricted stock issued upon vesting of the PSUs are subject to a restrictive endorsement that prohibits their sale before termination of employment. PSU awards that vest are settled on the third business day following the Company's public release of its annual earnings for each fiscal year. The Company withholds shares to cover required withholding taxes due to the settlement of vested PSU awards and issues restricted stock, net of shares withheld, which have a value as of the settlement date equal to the required tax withholding obligation.

Long-Term Incentive ("LTI") Compensation Overview

Consistent with prior years, retention-related equity compensation to NEOs includes RSU awards that typically vest annually over a period of three years after grant, subject to earlier vesting upon the effective date of retirement under certain conditions. Performance-based MSU awards to NEOs promote performance and retention over a longer-term horizon. Depending on the performance of the Company's stock price against a three-year market return-based measurement period, NEOs may earn MSUs with a three-year vesting cliff (or pro-rata vesting at the end of the applicable measurement period in the event of earlier retirement under certain conditions).

The foregoing compensation structure elements are described in greater detail in subsequent sections in this CD&A.

How The Committee Sets Pay Opportunities

As part of the framework for overall NEO compensation and assessment of compensation for each NEO that takes into account individual and Company performance, the Committee also considers actual and target levels of compensation, short-term and long-term performance periods, labor market data, and peer group executive compensation. The Committee seeks to align individual NEO performance incentives with short-term and long-term Company objectives. The Committee assesses the effectiveness of the established framework for NEO compensation by reviewing each principal element of NEO compensation as well as total compensation in the aggregate. The Committee considers measures of Company performance over multi-year periods, specifically including regional and global measures based on the Company's Adjusted EBITDA Pre-GRP, and relative Company performance compared to an established peer group of companies and a comparable market index. The Committee also considers the relative achievement of longer-term strategic objectives for which each NEO is accountable. Information regarding NEO strategic objectives is provided in the *Executive Officer Compensation Decisions for Fiscal Year* 2024 section below under the heading, *Base Salary: Process*.

FISCAL YEAR 2024 COMPENSATION DECISIONS

Compensation decisions for fiscal year 2024 were made in October 2023 based on individual and Company performance during fiscal year 2023 and a market survey conducted by the Committee's independent compensation consultant, ClearBridge Compensation Group, LLC ("ClearBridge").

The following is a summary of decisions made by the Committee for NEO compensation for fiscal year 2024:

- Base salaries were increased from fiscal year 2023 base salary amounts for NEOs as follows: a 3% increase for all executive officers, except for Ms. Olsem, who received a 6.65% increase to recognize her leadership and the performance of the Americas trading bloc in fiscal year 2023. The 3% median increase for NEOs was aligned with the average base salary increase of 3% across the Company. In addition, the base salary increases were determined based on individual factors (e.g., role, performance/contributions) and respective market benchmarks, with fiscal year 2024 salaries within the market ranges reviewed by the Committee.

- Our annual cash incentive plan or GRP in which NEOs participate is described below under the heading, *Growth Reward Program*. Under GRP, Global and Regional goals related to EBITDA, net sales, and Strategic Performance Measures were established shortly after the beginning of the fiscal year. The Company's performance as measured against these goals is described in detail below.

- In addition to cash, as part of overall annual incentive compensation, the Company granted a target of 6,637 PSUs to NEOs. See further details in the table under the heading, *Fiscal Year 2024 PSU Attainment by NEO*.

- In October 2023, in addition to PSUs, the NEOs received the following stock-based awards:

  - RSU awards providing for the issuance of a total of 7,824 shares of the Company's common stock to be earned by continued employment by the Company over a vesting period of three years, subject to earlier vesting upon the effective date of retirement under certain conditions.[1] These awards serve a retention purpose together with an incentive to maximize long-term stockholder value through share price appreciation.

  - MSU awards subject to performance vesting covering a target number of shares of the Company's common stock totaling 7,824 shares. If the Company's TSR over the three-year measurement period matches the return for the Russell 2000 Index, as published by Russell Investments ("Index"), the target number of shares of the Company's common stock would vest and be issued to the NEOs. The actual number of shares to be issued to the NEOs will be from 0% to 200% of the target number of shares depending upon the Company's TSR compared to the return for the Index.[2]

- Equity awards for fiscal year 2024 varied among the NEOs based on labor market compensation practices specific to the region of employment, relative achievement of individual performance measures and goals established for each

---

[1] *For a more complete description of the RSU awards, refer to the Executive Officer Compensation Decisions section below under Restricted Stock Unit or RSU Awards.*

[2] *For a more complete description of the MSU awards, refer to the Executive Officer Compensation Decisions section below under Market Share Unit or MSU Awards.*

NEO, individual market data based on role and responsibilities, as well as Company performance for fiscal year 2024 in areas over which each NEO had direct influence.

The Committee considered the results of advisory Say-on-Pay votes in its decision-making for executive compensation of the NEOs and concluded that no significant changes in executive compensation decisions and policies are warranted due specifically to Say-on-Pay vote outcomes. For additional details on Say-on-Pay results, please refer to Item No. 2 Advisory Vote to Approve Executive Compensation ("*Say-on-Pay*") above.

GOVERNANCE OF EXECUTIVE OFFICER COMPENSATION PROGRAM

The Committee's primary purpose is to establish the compensation and benefit arrangements for our CEO, other NEOs, and executive officers of the Company, on behalf of the Board. The Committee is responsible for developing and reviewing the Company's overall executive compensation strategy, with support from management and consultants. As noted earlier, for fiscal year 2024 executive compensation decisions, the Committee engaged ClearBridge, an independent compensation consulting firm. The Committee is also responsible for administering the Company's equity compensation plans.

The Committee operates pursuant to a charter that outlines its responsibilities, including evaluating the performance and approving annual compensation and benefits for the Company's executive officers. A copy of the Compensation and People Committee Charter ("Compensation Charter"), which is reviewed annually, can be found on the Company's website at *http://investor.wd40company.com* in the "Corporate Governance" section.

PROCESS FOR EVALUATING EXECUTIVE OFFICER PERFORMANCE AND COMPENSATION

In setting compensation for NEOs, the Committee receives input from the CEO concerning each of the other NEOs and a report of the Company's financial results for the past fiscal year relative to the Company's performance measures. The CEO makes recommendations regarding base salary and incentive compensation for each of the other NEOs. The Committee considers the input, results, recommendations and other factors in making its final determination as to each NEO's compensation, including ClearBridge's specific pay recommendation for the CEO.

The Committee also works with the Company's Human Resources function in carrying out its responsibilities, and the Vice President, Chief People, Culture and Capability Officer serves as management's primary liaison with the Committee. From time to time, the Committee will also direct management to work with ClearBridge in providing proposals, program design, and compensation recommendations. ClearBridge provides advice and information relating to executive compensation and benefits each year. For fiscal year 2024, ClearBridge assisted the Committee in the evaluation of executive base salary, cash incentives, equity incentive design and award levels. ClearBridge reports directly to the Committee and provides no services to management. In October 2024, the Committee assessed the independence of ClearBridge based on SEC rules, the independence factors established by the NASDAQ, and other factors. As a result of its assessment, the Committee concluded that ClearBridge's work raised no conflict of interest currently or during the fiscal year ended August 31, 2024.

EXECUTIVE COMPENSATION PHILOSOPHY AND FRAMEWORK

COMPENSATION OBJECTIVES

The Company's compensation program for executive officers is designed to achieve five primary objectives:

1. Attract, motivate, reward and retain high performing executives;
2. Align the interests and compensation of executives with the value created for stockholders;
3. Create a sense of motivation among executives to achieve both short- and long-term Company objectives;
4. Create a direct, meaningful link between business and team performance and individual accomplishment and rewards; and
5. Ensure our compensation programs are appropriately competitive in the relevant labor markets.

TARGET PAY POSITION / MIX OF PAY

The Company's compensation program consists primarily of base salary, annual cash and equity incentives, and long-term oriented equity awards. The Committee considers multiple factors when establishing target total compensation opportunities for executive officers (including base salary, target cash incentive compensation, and RSU, PSU and MSU equity awards). Specifically, compensation is determined considering internal factors (including, but not limited to, individual performance, complexity of job function, length of time within the position and anticipated contribution) as well as external market data. When using external market data, the Committee does not target a specific pay positioning. Instead, the Committee reviews the full range of market data, with a specific focus on market 50th percentile of total compensation as a reference point. The Committee then assesses internal factors for each executive officer, which results in final total target pay levels above or below the market 50th percentile, depending on the Committee's individual assessment. Based on recent market analysis, executive officer target pay levels generally fall between the 25th and the 50th percentiles on average, with variability by individual. Actual compensation will vary from target based on the Company's incentive compensation plan designs, which consider the Company's performance. This approach is consistent with the Committee's historic approach to assessing market data and setting target pay levels (i.e., considering a holistic assessment of relevant internal and external considerations, on an individual case-by-case basis).

The mix of pay for executive officers is intended to provide significant incentives to drive overall Company performance and increased stockholder value. This mix consists of Salary and All Other Compensation amounts as reported in the Summary Compensation Table under *Executive Compensation* below, maximum possible values for RSUs, MSUs and PSUs (collectively, "Stock Awards") as reported in the table in footnote 1 to the Summary Compensation Table, maximum possible non-equity incentive plan compensation amounts as reported in the Grants of Plan-Based Awards table under *Executive Compensation* below, and when applicable, bonus. The total of these maximum possible compensation amounts for NEOs is referred to as "Total Compensation Opportunity." In the charts below, the Total Compensation Opportunity for the CEO, and for all other NEOs in the aggregate, has been divided among elements of compensation that are considered at risk (MSUs, tied to longer term relative stockholder return, and PSUs and GRP, tied to current fiscal year financial performance), and those elements that are not performance-based and not considered at risk (Salary, All Other Compensation and RSUs). Approximately 72% of the CEO's Total Compensation Opportunity for fiscal year 2024 was at risk while approximately 62% of the Total Compensation Opportunity for fiscal year 2024 for the other NEOs was at risk.

CEO Compensation



Other NEO Compensation (Aggregate)



COMPENSATION BENCHMARKING

Before making fiscal year 2024 compensation decisions in October 2023, the Committee examined the executive compensation practices of a peer group of 14 publicly traded companies to assess the competitiveness of the Company's executive compensation. Peer group companies were selected from a list of U.S. headquartered companies having net sales, earnings, and market capitalization reasonably comparable to the Company and doing business in the specialty chemical industry or selling branded consumer products globally (with a focus on companies that sell through multiple channels). The 14 peer group companies used in the analysis for fiscal year 2024 compensation decisions were as follows:

- American Vanguard Corporation
- Balchem Corporation
- Beyond Meat, Inc.*
- Chase Corporation
- e.l.f. Beauty, Inc.*
- Hawkins, Inc.
- Ingevity Corporation

- Livent Corporation**
- Olaplex Holdings, Inc.*
- Prestige Consumer Healthcare Inc.
- Sensient Technologies Corporation
- The Vita Coco Company, Inc.*
- XPEL, Inc.
- YETI Holdings, Inc.*

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*   *One of five new companies added to the peer group list that more closely meets the peer group criteria.*

** *Effective January 4, 2024, a merger transaction between Livent Corporation and Allkem Limited resulted in the creation of Arcadium Lithium plc.*

The five companies removed from last fiscal year's peer group because they no longer closely met the peer group criteria were Dorman Products, Inc., Innospec Inc., Quaker Chemical Corporation, Stoneridge, Inc., and USANA Health Sciences, Inc.

In addition to peer group data, the Committee considered general industry company survey data provided by Korn Ferry Hay Group, a global management consulting firm. The Committee applied these data sources to establish the market median level of compensation for each executive officer position.

EXECUTIVE OFFICER COMPENSATION DECISIONS FOR FISCAL YEAR 2024

BASE SALARY: PROCESS

Base salaries for executive officers, including NEOs, are approved by the Committee effective for the beginning of each fiscal year. In setting base salaries, the Committee normally considers the base salary range prepared by its independent compensation consultant based on each NEO's job responsibilities and the market data. Base salary adjustments, if any, are based on factors such as individual performance, position, current pay relative to the market, future anticipated contribution and the Company's merit increase budget. Assessment of individual performance follows a rigorous evaluation process, including self-evaluation and the establishment of annual goals for each executive officer and an assessment of the achievement thereof. Individual performance elements considered in this process included individual and Company performance goals and achievements in such areas as growth, leadership, ESG (with an emphasis on sustainability), earnings and governance for Mr. Brass; governance and cybersecurity risk, financial compliance, forecasting and financial reporting for Ms. Hyzer; business unit performance, teamwork, execution and growth for Mr. Noble and Ms. Olsem; and global human resources including maintaining a strong and high performing organizational culture as an employer of choice, and coordination of global strategy for supply chain and quality for Mr. Lindeman.

BASE SALARY: FISCAL YEAR 2024

In October 2023, base salary increases for executive officers for fiscal year 2024 were approved as follows: a 3% increase from fiscal year 2023 for all executive officers, except for Ms. Olsem, who received a 6.65% increase to recognize her leadership and the performance of the Americas trading bloc in fiscal year 2023.

ANNUAL INCENTIVE COMPENSATION: FISCAL YEAR 2024

Growth Reward Program ("GRP"):

New Fiscal Year 2024 GRP Design

The Company uses its GRP to align executive officer compensation to the Company's financial performance. Prior to fiscal year 2024, GRP focused entirely on EBITDA-based performance goals. For fiscal year 2024, the Company changed its GRP design to enhance GRP alignment with the Company's business and compensation objectives, which include the following:

- **Alignment with Our Strategic Framework**: Furthering alignment of GRP and the Company's long-term strategic goals.
- **Recognition of Sustainable Growth**: Measuring and rewarding growth and achievement over time and acknowledging the long-term impact of employee contributions.
- **Enhanced Clarity**: Enhance visibility into how employee actions and behaviors align with our strategic framework.
- **Incentivizing Top- and Bottom-Line Performance**: Placing further incentive and focus on growth, while maintaining strong focus on profitability.

Given the above objectives, the Company adjusted GRP performance metrics to motivate, incentivize and reward for additional key company objectives, while maintaining a significant focus on Global Adjusted EBITDA Post-GRP. Specifically, the GRP design for fiscal year 2024 included the following metrics:

NEOs: Brass, Hyzer, and Lindeman	GRP %
Global Adjusted EBITDA Post-GRP	35%
Global Adjusted EBITDA Pre-GRP	15%
Global Adjusted Net Sales	35%
Strategic Performance Measures	15%

NEO: Noble and Olsem	GRP %
Global Adjusted EBITDA Post-GRP	35%
Regional Adjusted EBITDA Pre-GRP	15%
Regional Adjusted Net Sales	35%
Strategic Performance Measures	15%


Brass, Hyzer, and Lindeman
15%
35%
35%
15%
Global Adjusted EBITDA Post-GRP
Global Adjusted EBITDA Pre-GRP
Global Adjusted Net Sales
Strategic Performance Measures


Noble and Olsem
15%
35%
35%
15%
Global Adjusted EBITDA Post-GRP
Regional Adjusted EBITDA Pre-GRP
Regional Adjusted Net Sales
Strategic Performance Measures

The fiscal year 2024 performance metrics align with the Company's stated business and compensation objectives as follows:

- **Global Adjusted EBITDA Post-GRP**: Continuing to recognize its significance in our growth journey measured globally.
- **Adjusted Net Sales:** Emphasizing the importance of sales generation measured two ways, both global and tied to area of influence.
- **Adjusted EBITDA:** Tied to area of influence adjusting for impacts of foreign currency which is outside of those individual's control.
- **Strategic Performance Measures**: Focusing on multi-year/longer-term initiatives and outcomes crucial for developing the capabilities necessary to achieve our long-term strategy.

2024 GRP Opportunity by NEO

Each NEO has an individual GRP opportunity that is set based on an assessment of internal factors (e.g., role, individual performance, etc.) as well as the results of peer group market studies. Depending upon actual GRP performance, the maximum GRP opportunities for each NEO for fiscal year 2024 are as follows:

Named Executive Officer	Maximum Annual Opportunity as % of Salary
Steven A. Brass	200%
Sara K. Hyzer	110%
Jeffrey G. Lindeman	100%
William B. Noble	110%
Patricia Q. Olsem	110%

Target and maximum payouts for NEOs for the fiscal year 2024 GRP are disclosed below in the table under the heading, *Grants of Plan-Based Awards - Fiscal Year 2024*.

GRP Financial Performance Goals, Weightings and Results

Each year the Company develops an operating plan which supports its long-term financial and growth goals and is consistent with its strategic plans and imperatives. The annual operating plan is submitted to the Board for alignment and approval in the first fiscal quarter of each new fiscal year. All of the financial performance goals are components assessed by the Board to be the most critical required outcomes which support achievement of the approved operating plan. Consistent with its pay-for-performance compensation philosophy, the Board aligns NEO variable compensation with achievement of these performance goals.

The following table sets forth the fiscal year 2024 GRP payout weightings and the minimum and maximum goals for the performance measures applicable to each of the NEOs. In computing the financial results to be measured against the goals established for various performance measures, the Company may exclude certain expenditures as approved by the Committee. For fiscal year 2024, no such exclusions were applicable. The financial goals are set based on earnings growth and sales growth over the prior fiscal year to maintain a strong pay-for-performance orientation.

Performance Measure	Steven A. Brass Sara K. Hyzer Jeffrey G. Lindeman	William B. Noble[1]	Patricia Q. Olsem	Minimum Goal FY 2024 ($ thousands)	Maximum Goal FY 2024 ($ thousands)
Global Adjusted Net Sales	35%	N/A	N/A	$ 536,777	$ 618,628
Global Adjusted EBITDA Pre-GRP	15%	N/A	N/A	$ 100,174	$ 124,025
Regional Adjusted Net Sales (EIMEA)	N/A	35%	N/A	$ 190,358	$ 216,170
Regional Adjusted EBITDA Pre-GRP (EIMEA)	N/A	15%	N/A	$ 44,300	$ 51,187
Regional Adjusted Net Sales (Americas)	N/A	N/A	35%	$ 266,827	$ 309,758
Regional Adjusted EBITDA Pre-GRP (Americas)	N/A	N/A	15%	$ 65,646	$ 81,793
Global Adjusted EBITDA Post-GRP	35%	35%	35%	$ 99,904	$ 107,904
Strategic Performance Measures	15%	15%	15%	N/A	N/A

[1] EIMEA amounts have been converted from Great Britain pounds sterling ("GBP") at an average annual exchange rate for fiscal year 2024 of $1.26 per GBP.

The following table sets forth the fiscal year 2024 performance and percentage achievement for each GRP performance measure applicable to each NEO.

Performance Measure	Actual FY 2024 ($ thousands)	% Achievement of Maximum Annual Opportunity
Global Adjusted Net Sales	$ 585,147	39.4%
Global Adjusted EBITDA Pre-GRP	$ 119,342	82.8%
Regional Adjusted Net Sales (EIMEA)	$ 215,520	95.0%
Regional Adjusted EBITDA Pre-GRP (EIMEA)	$ 57,441	100.0%
Regional Adjusted Net Sales (Americas)	$ 280,934	21.9%
Regional Adjusted EBITDA Pre-GRP (Americas)	$ 73,044	38.5%
Global Adjusted EBITDA Post-GRP	$ 108,567	100.0%
Strategic Performance Measures	N/A	31.0%

[1] *EIMEA amounts have been converted from Great Britain pounds sterling ("GBP") at an average annual exchange rate for fiscal year 2024 of $1.26 per GBP.*

Strategic Performance Measures

For fiscal year 2024, 15% of the GRP is tied to Strategic Performance Measures. The measures are a mix of qualitative and quantitative measures that focus on executing our long-term strategy, improving our operating performance, and aligning individual initiatives with Company performance, which varies by NEO. Specifically, the Strategic Performance Measures were adopted to align with our Four-by-Four Strategic Framework, which is based on the following pillars:



Four Must-Win Battles
01
Lead Geographic Expansion
02
Accelerate Premiumization
03
Drive WD-40 Specialist® Growth
04
Turbo-Charge Digital Commerce

Four Strategic Enablers
01 Ensure a People-First Mindset
02 Build a Sustainable Business For the Future
03 Achieve Operational Excellence in Supply Chain
04 Drive Productivity via Enhanced Systems
WD-40
SPECIALIST
DRY LUBE

In the context of our Four-by-Four Strategic Framework, each NEO was measured against certain strategic initiatives aligned with their ability and potential to drive long-term financial, strategic, or operational performance. Provided below are the categories of initiatives for our NEOs ("Strategic Performance Measures"):

- Adjusted EBITDA Pre-GRP expansion (total company and respective business functions, varying by NEO), to incentivize profitability and improve efficiency
- New geographic business expansion to enable future, long-term growth
- Employee satisfaction and engagement to ensure our culture remains a competitive advantage

- Establishing a Company Environmental, Social and Governance ("ESG") strategy and framework
- Effective adoption of the organization's new enterprise resource plannings system and its associated applications

The Strategic Performance Measures were determined by management and the Board to be initiatives critical to long-term financial growth, which could be objectively measured.

Fiscal Year 2024 GRP Attainment by NEO

The Committee reviewed the Company's fiscal year 2024 performance and certified the relative attainment of each GRP performance measure and relative achievement of Strategic Performance Measures to calculate the amount earned by each NEO. On October 3, 2024, the Committee approved payment of the following GRP amounts to NEOs for fiscal year 2024 performance:

Named Executive Officer	Title	FY 2024 Annual Maximum Opportunity (As % of Salary)	FY 2024 Incentive Compensation Paid ($)	FY 2024 Actual Incentive Compensation (As % of Annual Maximum Opportunity)
Steven A. Brass	CEO	200%	$ 829,340	65%
Sara K. Hyzer	CFO	110%	$ 237,622	64%
Jeffrey G. Lindeman	Chief People Officer	100%	$ 212,942	66%
William B. Noble	Group Managing Director	110%	$ 348,696	89%
Patricia Q. Olsem	Division President, Americas	110%	$ 235,676	56%

Fiscal Year 2024 PSU Attainment by NEO

The Company granted PSUs tied to established Global Adjusted EBITDA performance targets for fiscal year 2024, as outlined below:

Global Adjusted EBITDA[1]	Applicable Percentage
≥ $108,396,000	100%
$102,764,000	5%
< 102,764,000	0%

[1] *Global Adjusted EBITDA for purposes of PSU achievement is calculated after both tranches of fiscal year GRP compensation expense are accrued. If Global Adjusted EBITDA exceeds the performance target set at 5%, then the Applicable Percentage is determined on a straight-line basis from the implied zero percentage achievement level of $102,467,000 to the maximum 100% Applicable Percentage achievement level.*

The Company achieved $103,434,000 in Global Adjusted EBITDA after GRP compensation expense was accrued, which resulted in an Applicable Percentage of 16.3% for fiscal year 2024. Accordingly, 16.3% of PSU awards granted to the NEOs in October 2023 vested as shown in the *Grants of Plan-Based Awards – Fiscal Year 2024* table below in the **Executive Compensation** section.

LONG-TERM INCENTIVE ("LTI") COMPENSATION

Equity compensation is a critical component of the Company's efforts to attract and retain executives and key employees, encourage employee ownership in the Company, link pay with performance and align the interests of executive officers with those of stockholders. To provide appropriately directed incentives to our executive officers, the Company grants awards of RSUs and MSUs. Equity awards for fiscal year 2024 were granted to NEOs in October 2023, pursuant to the Company's A&R 2016 Stock Incentive Plan, and were allocated equally between RSUs and MSUs (50% of target grant value for each NEO).

The principal attributes and benefits of equity awards for executive officers are as follows:

*   RSU awards provide for annual vesting over three years from the grant date, subject to earlier vesting upon the effective date of retirement under certain conditions.

*   MSU awards provide for performance-based vesting tied to the Company's TSR over a performance measurement period of three fiscal years beginning with the fiscal year in which the awards are granted and ending on August 31st of the third year. The change in the value of the Company's common stock assumes the reinvestment of dividends and compares the Company's TSR against the Index.

*   RSU and MSU awards provide for the issuance of shares of the Company's common stock upon vesting.

*   The Company believes an equal mix of RSUs and MSUs is appropriate in order to balance direct alignment with stockholders, incentivize out performance on a relative basis vs. the market, encourage long-term stock ownership, and promote executive retention.

The Board recognizes the potentially dilutive impact of equity awards. Accordingly, the Company's equity award practices are designed to balance the impact of dilution and the Company's need to remain competitive by recruiting, retaining, and providing incentives for high-performing employees.

Restricted Stock Unit or RSU Awards

RSU awards provide for the issuance of shares of the Company's common stock upon vesting provided that the employee remains employed with the Company on the applicable vesting date (except for termination of employment due to death or disability or, upon certain conditions, vesting upon retirement as noted below). Except as otherwise noted, RSU awards vest annually over three years from the grant date, with approximately 1/3 vesting on each of the vesting dates. The vesting date each year is the third business day following the Company's public release of its annual earnings for the fiscal year, but not later than November 15.

Award Agreements provide that for employees who retire from the Company after reaching age 65, or employees who retire from the Company after reaching age 55 and have been employed by the Company for at least 10 years, unvested RSUs will vest upon the effective date of retirement, provided at least one-year prior written notice of retirement is given by the employee.

Payment of required withholding taxes due to the vesting of RSU awards is covered through withholding of shares by the Company. The Company issues a net number of RSU shares after withholding shares having a value as of the vesting date, or as of the date of issuance in the case of death, disability or retirement, equal to the required tax withholding obligation.

Market Share Unit or MSU Awards

MSU awards provide for vesting over a performance measurement period of three fiscal years commencing with the fiscal year in which the MSU awards are granted (the "MSU Measurement Period"). The performance provisions of MSU awards are based on relative TSR for the Company over the MSU Measurement Period compared to the total return of the Index. To compute the relative TSR for the Company compared to the return for the Index, dividends paid are treated as reinvested as of the ex-dividend date for each declared dividend.

The Applicable Percentage of the Target Number of shares is determined for NEOs based on the percentage point difference between the TSR for the Company compared to the return for the Index (the "Relative TSR") as set forth in the table below:

Relative TSR	Applicable Percentage
≥ 20%	200%
15%	175%
10%	150%
5%	125%
Equal	100%
-5%	75%
-10%	50%
<-10%	0%

The Applicable Percentage is determined on a straight-line sliding scale from the minimum 50% Applicable Percentage achievement level to the maximum 200% Applicable Percentage achievement level. To determine the TSR for the Company and the return for the Index, the beginning and ending values for each measure is determined by taking the average closing price on all market trading days within the 90 calendar days prior to the beginning of the fiscal year for the beginning of the MSU Measurement Period and all market trading days within the 90 calendar days prior to the end of the third fiscal year of the MSU Measurement Period.

Except as otherwise provided with respect to vesting upon death, disability or retirement, employees must remain employed with the Company until the date on which the Committee certifies achievement of the requisite performance provided for in the MSU Award Agreement. Payment of required withholding taxes due to the settlement of an MSU award, if any, is covered through withholding of shares by the Company. The Company issues a net number of MSU shares after withholding shares having a value on the Settlement Date equal to the required tax withholding obligation.

In the event of a Change in Control (as defined in the A&R 2016 Stock Incentive Plan), the MSU Measurement Period will end as of the effective date of the Change in Control and the ending values for calculating the TSR for the Company and the return for the Index will be determined based on the closing price of the Company's common stock and the value of the Index, respectively, immediately prior to the effective date of the Change in Control. The Applicable Percentage will be applied to a proportionate amount of the Target Number of MSUs based on the portion of the Measurement Period elapsed as of the effective date of the Change in Control. The NEO will receive RSUs for the portion of the Target Number of MSUs to which the Applicable Percentage is not applied. Those RSUs will time vest, subject to rights under the NEO's Change of Control Severance Agreement, as of the Settlement Date.

BENEFITS AND PERQUISITES

Except for Mr. Noble (an employee of the Company's U.K. subsidiary), the NEOs are provided with standard health and welfare benefits and the opportunity to participate in the Company's 401(k) Plan, similar to those generally offered to other Company employees. U.S.-based executive officers and other employees have the right to invest the Company's contributions to the 401(k) Plan in shares of the Company's common stock as an alternative to other investment choices available under the Plan. For Mr. Noble, the Company provides compensation in lieu of contributions to a local retirement program for which he is eligible due to unfavorable taxation applicable to such contributions.

The Company also provides leased vehicles or a vehicle allowance to its executive officers and private health insurance for Mr. Noble in excess of coverage available to other employees of the U.K. subsidiary. The costs associated with the perquisites and other personal benefits provided to the NEOs are included in the Summary Compensation Table below and separately identified for fiscal year 2024 in the footnote disclosure of such perquisites and other personal benefits.

The Committee considers the cost of the foregoing health and welfare benefits and perquisites in connection with its approval of the total compensation package for our NEOs. All such costs are considered appropriate in support of the Committee's objective of attracting and retaining high caliber executive officers because they are common forms of benefits and perquisites offered to executives, who expect and compare them to competing compensation packages.

POST-EMPLOYMENT OBLIGATIONS

The Company has change of control severance agreements with each of the NEOs. The specific terms of the agreements are described below under the heading, *Change of Control Severance Agreements*. In establishing the terms and conditions of these agreements, consideration was given to including severance compensation in the event of termination of employment without cause (or for good reason) without regard to a change of control of the Company. No such provisions were included, and severance compensation is payable only following a "double-trigger": termination of employment without "cause" or for "good reason" within two years following a "change of control" of the Company (as defined in these agreements).

The Committee believes that the change of control severance agreements help ensure the best interests of stockholders by fostering continuous employment of key management personnel. As is the case in many public companies, the possibility of an unsolicited change of control exists. The uncertainty among management that can arise from a possible change of control can result in the untimely departure or distraction of key executive officers. Reasonable change of control severance agreements reinforce continued attention and dedication of executive officers to their assigned duties and support the Committee's objective of retaining high quality executives.

OTHER COMPENSATION POLICIES

EXCHANGE ACT RULE 10b5-1 TRADING PLANS AND INSIDER TRADING GUIDELINES

A description of the Company's insider trading policies applicable to our executive officers is included above in this Proxy Statement under *Insider Trading Policy – Prohibited Hedging Transactions*.

EXECUTIVE OFFICER STOCK OWNERSHIP GUIDELINES

The Board believes that the stock ownership guidelines serve to improve alignment of the interests of our executive officers and the Company's stockholders. Effective October 2023, the Committee increased the guidelines for executive officer ownership of the Company's common stock, and the multiple of current base salary for each position is shown in the table below. Under the guidelines, each executive officer will be expected to attain, within a period of five years from the later of: (i) hire date as an executive officer, (ii) date that employee becomes an executive officer, or (iii) date of change that requires higher ownership level, and to maintain thereafter, equity ownership in the Company at the following levels or higher:

Position	2016 Guidelines Multiple of Current Base Salary	2023 Guidelines Multiple of Current Base Salary	Compliant as of 11/1/2024?
CEO	5x	**6x**	**Yes**
CFO	2x	**3x**	**Yes**
Other executive officers	1x	**2x**	**Yes**

Compliance is determined using the current aggregate market value of (i) shares of the Company's common stock owned, (ii) unvested RSUs, and (iii) if applicable, shares underlying vested equity awards.

CLAWBACK POLICY

On June 19, 2023, the Board, in accordance with the recommendation of the Committee, adopted a clawback policy, which became effective October 2, 2023. The clawback policy applies to current and former executive officers of the Company as defined in Rule 10D-1(d) under the Exchange Act and is administered by the Committee.

In the event that the Company is required to prepare an accounting restatement to correct the Company's material noncompliance with any financial reporting requirement under securities laws, including restatements that correct an error in previously issued financial statements (a) that is material to the previously issued financial statements or (b) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (each a "restatement"), the Company shall recover erroneously awarded incentive-based compensation from its officers. The recovery of such compensation applies regardless of (i) whether an officer engaged in misconduct or otherwise caused or contributed to the requirement for a restatement, and (ii) whether or when the Company files restated financial statements.

TAX CONSIDERATIONS

Section 162(m) of the Internal Revenue Code limits the deductibility of compensation payable in any tax year to certain covered executive officers. Section 162(m) generally provides that a company covered by the statute cannot deduct compensation paid to its most highly paid executive officers to the extent that such compensation exceeds $1 million per officer per taxable year.

While the Committee will always seek to maximize the deductibility of compensation paid to the Company's executive officers, the Committee provides total compensation to the executive officers in line with competitive practice, the Company's compensation philosophy, and the interests of stockholders. Therefore, the Company presently pays some compensation to its executive officers that may not be deductible under Section 162(m) and it is anticipated that the Company will continue to do so.

ACCOUNTING CONSIDERATIONS

We follow Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("ASC Topic 718") for our stock-based compensation awards. ASC Topic 718 requires companies to measure the compensation expense for share-based payment awards made to employees and directors, including restricted stock awards and performance-based awards, based on the grant date fair value of these awards. Depending upon the type of performance conditions applicable to performance-based awards, ASC Topic 718 may require the recording of compensation expense over the service period for the award (usually, the vesting period) based on the grant date value (such as for our MSUs) or compensation expense may be recorded based on the expected probability of vesting over the vesting period, subject to adjustment as such probability may vary from period to period (such as for our PSUs). This calculation is performed for accounting purposes and amounts reported in the compensation tables below are based on the compensation expense expected to be recorded over the vesting periods for the awards, determined as of the grant date for the awards. In the case of our MSUs, the grant date values fix the compensation expense to be recorded over the vesting period. These amounts are reported even though our executive officers may realize more or less value from their MSU awards depending upon the actual level of achievement of the applicable performance measure. In the case of our PSUs, no value is included in the Summary Compensation Table or in the table under *Grants of Plan-Based Awards – Fiscal Year* 2024 because ASC Topic 718 requires that we assess the probability of vesting of the PSUs as of the grant date. As of the grant date, we did not consider it probable that the PSUs would become vested even though it was possible that our executive officers would receive shares upon vesting of the PSUs following the end of the fiscal year upon achievement of the applicable performance measure.

COMPENSATION AND PEOPLE COMMITTEE REPORT

The Compensation and People Committee of WD-40 Company's Board of Directors (the "Board") has reviewed and discussed with management of the Company the Compensation Discussion and Analysis included in this Proxy Statement and the Company's annual report on Form 10-K for the fiscal year ended August 31, 2024, and, based upon that review and discussion, recommended to the Board that it be so included.

Compensation and People Committee
Anne G. Saunders (Chair)
Cynthia B. Burks
Lara L. Lee
David B. Pendarvis
Gregory A. Sandfort

EXECUTIVE COMPENSATION

As August 31, 2024, none of our executive officers has an employment agreement or other arrangement, whether written or unwritten, providing for a term of employment or compensation for services rendered other than under specific arrangements, plans or programs described herein.

For fiscal year 2024, our executive officers received compensation benefits for services rendered in fiscal year 2024 as more fully described and reported in the CD&A section of this Proxy Statement and in the compensation tables below. Total cash compensation for fiscal year 2024, comprised of annual salary and earned GRP, was 40% of total compensation for our CEO and 48% to 69% of total compensation for the other NEOs.

SUMMARY COMPENSATION TABLE

The following table shows information for the three fiscal years ended August 31, 2024, August 31, 2023, August 31, 2022 concerning the compensation of our CEO, our CFO, and the three most highly compensated executive officers other than the CEO and CFO as of the end of fiscal year 2024 (collectively, "NEOs"):

Name and Principal Position(s)	Year	Salary[1]	Stock Awards[2]	Non-Equity Incentive Plan Compensation[3]	All Other Compensation[4]	Total
Steven A. Brass	2024	$ 640,800	$ 2,073,161	$ 829,340	$ 116,873	$ 3,660,174
CEO	2023	$ 600,000	$ 1,394,168	$ 355,809	$ 108,676	$ 2,458,653
	2022	$ 457,583	$ 825,029	$ 96,091	$ 101,180	$ 1,479,882
Sara K. Hyzer[5]	2024	$ 336,420	$ 521,784	$ 237,622	$ 103,828	$ 1,199,654
CFO	2023	$ 315,000	$ 321,417	$ 103,212	$ 96,672	$ 836,301
Jeffrey G. Lindeman[6]	2024	$ 320,400	$ 353,415	$ 212,942	$ 99,400	$ 986,157
Chief People Officer	2023	$ 300,000	$ 294,663	$ 89,595	$ 95,048	$ 779,306
William B. Noble[7]	2024	$ 355,224	$ 276,716	$ 348,696	$ 45,378	$ 1,026,014
Group Managing Director						
Patricia Q. Olsem	2024	$ 382,989	$ 460,166	$ 235,676	$ 119,835	$ 1,198,666
Division President, Americas	2023	$ 346,934	$ 402,050	$ 145,870	$ 109,852	$ 1,004,706
	2022	$ 330,413	$ 360,772	$ -	$ 101,075	$ 792,260

---

[1] Salary reported for fiscal years 2023 and 2022 reflects base salary. For fiscal year 2024, base salary paid to each NEOs was as follows: Mr. Brass - $618,000; Ms. Hyzer - $324,450; Mr. Lindeman - $309,000; Mr. Noble - $355,224 (281,946 GBP converted to USD at an average annual exchange rate for fiscal year 2024 of $1.26 per GBP); and Ms. Olsem - $370,000. U.S.-based employees are paid bi-weekly, and during fiscal year 2024, there were 27 instead of the 26 traditional pay periods. Consequently, salary reported for each NEO (except for Mr. Noble) represents their respective base salary and an additional paycheck received during fiscal year 2024.

[2] Stock Awards other than PSUs for fiscal years 2024, 2023 and 2022 are reported at their grant date fair values. Grant date fair value assumptions and related information is set forth in Note 2, Basis of Presentation and Summary of Significant Accounting Policies under the subsection "Stock-based Compensation" and Note 14, Stock-based Compensation, to the Company's financial statements included in the Company's Annual Report on Form 10-K filed on October 21, 2024. Stock Awards consisting of MSUs awarded in fiscal years 2024, 2023 and 2022 are included based on the value of 100% of the target number of shares of the Company's common stock to be issued upon achievement of the applicable performance measure. Stock Awards consisting of PSUs awarded for fiscal years 2024, 2023 and 2022 are reported as having no value under applicable disclosure rules and ASC Topic 718 due to the lack of any expected probability of vesting of the PSUs as of their respective grant dates, as discussed above in the CD&A section under the heading, Accounting Considerations. For achievement of the highest level of the applicable performance measure for the MSUs granted in fiscal year 2022, the NEOs would have received 200% of the target number of shares. MSU achievement based on performance during the 3-year measurement period ending on August 31, 2024 was 120%. Based on the level of achievement of the applicable performance measure for PSUs granted in fiscal year 2024, NEOs earned 16.3% of target PSUs (and the balance of PSUs was forfeited).

The following table sets forth the amounts that would have been included in Stock Awards for fiscal years 2024, 2023 and 2022 for each of the NEOs based on the grant date fair values and the maximum number of shares targeted to be received under MSU and PSU award agreements.

Named Executive Officer	Year	RSUs	MSUs (Maximum)	PSUs/DPUs (Maximum)	Total Stock Awards
Steven A. Brass	2024	$ 872,084	$ 2,203,957	$ 607,961	$ 3,684,002
	2023	$ 627,672	$ 1,532,992	$ 589,264	$ 2,749,928
	2022	$ 390,025	$ 870,008	$ 352,449	$ 1,612,482
Sara K. Hyzer	2024	$ 217,874	$ 550,618	$ 175,465	$ 943,957
	2023	$ 144,706	$ 353,422	$ 170,160	$ 668,288
	2022	$ 126,567	$ 282,327	$ 147,933	$ 556,827
Jeffrey G. Lindeman	2024	$ 145,184	$ 366,914	$ 151,990	664,088
	2023	$ 132,661	$ 324,004	$ 147,188	$ 603,853
	2022	$ 72,933	$ 122,142	$ 117,710	$ 312,785
William B. Noble	2024	$ 108,937	275,309	$ 184,815	$ 569,061
	2023	$ 108,571	265,168	$ 193,642	$ 567,382
	2022	$ 81,236	181,210	$ 177,929	$ 440,375
Patricia Q. Olsem	2024	$ 188,877	477,334	$ 200,134	$ 866,344
	2023	$ 181,008	442,084	$ 187,346	$ 810,438
	2022	$ 170,552	380,441	$ 162,931	$ 713,924

[3] Amounts reported as Non-Equity Incentive Plan Compensation represent annual cash incentive compensation payouts as described in CD&A section of this Proxy Statement under the heading, GRP. Threshold, target and maximum payouts for each of the NEOs for fiscal year 2024 are set forth below in the table under the heading, Grants of Plan-Based Awards - Fiscal Year 2024.

[4] All Other Compensation for each of the NEOs includes the following items: (i) employer profit sharing and matching contributions to the Company's 401(k) Plan, except for Mr. Noble, who received an In Lieu Benefit defined below ("Retirement Benefits"); (ii) dividend equivalent amounts paid to Messrs. Brass and Noble and Ms. Olsem for vested DPUs that will not be settled in shares until termination of employment ("Dividend Equivalents"); (iii) perquisites and benefits which include group life, medical, dental, vision, wellness and other insurance benefits ("Welfare Benefits"); (iv) a taxable payment made to Mr. Noble in lieu of a retirement plan contribution under the U.K. retirement benefit program that would, if contributed to the retirement plan, result in adverse tax consequences to Mr. Noble ("In Lieu Benefit"); and (v) vehicle allowance costs which include lease or depreciation expense, fuel, maintenance and insurance costs, except for Mr. Noble, who received a cash allowance and fuel ("Vehicle Allowance").

The following table specifies the amounts included in All Other Compensation for fiscal year 2024 for each of the NEOs:

Named Executive Officer	Retirement Benefits	Dividend Equivalents	Death Benefits	Welfare Benefits	Vehicle Allowance	Total All Other Compensation
Steven A. Brass	$ 56,667	$ 375	$ -	$ 43,101	$ 16,730	$ 116,873
Sara K. Hyzer	$ 56,667	$ -	$ -	$ 26,807	$ 20,354	$ 103,828
Jeffrey G. Lindeman	$ 56,667	$ -	$ -	$ 27,539	$ 15,194	$ 99,400
William B. Noble	$ -	$ 14,751	$ -	$ 12,144	$ 18,483	$ 45,378
Patricia Q. Olsem	$ 56,667	$ 308	$ -	$ 43,462	$ 19,398	$ 119,835

[5] Ms. Hyzer was appointed CFO effective November 1, 2022. Accordingly, only her compensation for the fiscal years ended August 31, 2024 and 2023 are presented.

[6] Mr. Lindeman was not an NEO for the fiscal year 2022. Accordingly, only his compensation for the fiscal years ended August 31, 2024 and 2023 are presented.

[7] Mr. Noble was not an NEO for the fiscal years 2023 or 2022. Accordingly, only his compensation for the fiscal year ended August 31, 2024 is presented. As an employee of the Company's U.K. subsidiary, he is paid and/or receives benefits in GBP, and amounts shown have been converted to USD at average annual exchange rate for fiscal year 2024 of 1.26 per GBP.

PAY VERSUS PERFORMANCE TABLE

The following table sets forth information concerning the compensation of our NEOs for each of the fiscal years ended August 31, 2024, 2023, 2022, and 2021, and our financial performance for each such fiscal year. The tabular and narrative disclosures provided are intended to be calculated in a manner consistent with applicable SEC rules and may reflect reasonable estimates and assumptions where appropriate.

| | | | Average Summary | Average | Value of Initial Fixed $100 Investment Based On: | | | Global Adjusted |
Fiscal Year	Summary Compensation Table Total PEO[1]	Compensation Actually Paid to PEO[1][2]	Compensation Table Total for Non-PEO NEOs[1]	Compensation Actually Paid to Non-PEO NEOs[1][2]	Total Shareholder Return[3]	Peer Group Total Shareholder Return[3]	Net Income (in 000s)[4]	EBITDA Post-GRP (in 000s)[5]
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
2024	$3,660,174	$4,970,863	$ 1,076,687	$ 1,363,462	$ 136.49	$141.98	$69,644	$ 108,567
2023	$2,458,653	$2,715,405	$ 817,106	$ 865,284	$ 109.96	$121.63	$65,993	$ 94,734
2022	$3,632,413	$3,455,230	$ 945,276	$ 723,034	$ 95.05	$118.07	$67,329	$ 93,258
2021	$3,729,888	$4,241,228	$ 1,267,213	$ 1,490,577	$ 118.59	$145.58	$70,229	$ 105,932

[1]

Fiscal Year	Principal Executive Officer ("PEO")	Non-PEO NEOs
2024	Steven A. Brass	Sara K. Hyzer, Jeffrey G. Lindeman, William B. Noble, and Patricia Q. Olsem
2023	Steven A. Brass	Jay W. Rembolt, Sara K. Hyzer, Phenix Q. Kiamilev, Jeffrey G. Lindeman, and Patricia Q. Olsem
2022	Garry O. Ridge	Steven A. Brass, Jay W. Rembolt, Phenix Q. Kiamilev, and Patricia Q. Olsem
2021	Garry O. Ridge	Steven A. Brass, Jay W. Rembolt, William B. Noble, and Patricia Q. Olsem

[2] In calculating the "compensation actually paid" amounts reflected in these columns, the fair value or change in fair value, as applicable, of the equity award adjustments included in such calculations were computed in accordance with FASB ASC Topic 718. Time-vested RSU grant date fair values are calculated using the stock price as of the date of grant. In accordance with the relevant rules, the fair values were remeasured as of the end of each fiscal year and as of each vesting date, during the years displayed in the table, using the stock price as of fiscal year end and as of each vesting date, respectively. Performance-based market share unit ("MSU") fair values are calculated based on the Monte-Carlo valuation model as of the date of grant. Adjustments have been made using performance-based market share unit fair values as of each measurement date using the stock price as of the measurement date and updated Monte-Carlo assumptions. In last year's proxy statement, column d for fiscal year 2023 in the table below reflected MSUs granted in fiscal year 2020 at the fair value of the Company's stock price as of fiscal year end 2023. However, the fair values for such MSUs should have reflected zero (i.e., forfeited or canceled) because the performance was assessed over the applicable three-year measurement period, and the level required for vesting was not achieved. Accordingly, the amounts presented below for fiscal year 2023 have been adjusted by ($429,311) for the PEO and ($70,091) as the average for the non-PEOs. With respect to forfeited or canceled MSUs due to service periods not met, such values are reflected in column g below, and the amount shown has been revised to reflect the average of non-PEOs or ($19,690) instead of the one non-PEO of ($98,449) that was stated in last year's proxy statement. Performance-vested restricted stock ("PSU") fair values are valued at zero at each respective measurement date, given all outstanding PSUs were accrued at and estimated to be earned below threshold (i.e., all shares forfeited) as of each respective measurement date. We provide information regarding the assumptions used to calculate the valuation of the awards in Notes 13 to the consolidated financial statements included in the Annual Report on Form 10-K filed on October 21, 2024.

In the calculation of "Compensation Actually Paid" and presented in the table, the following amounts were deducted and added:

Fiscal Year	Named Executive Officer	Summary Compensation Table	Grant Date Fair Value of Awards Granted in Fiscal Year	Year End Fair Value of Unvested Awards Granted in Fiscal Year	Change in Fair Value of Unvested Prior Year Awards	Change in Fair Value of Vested Prior Year Awards	Value of Awards Granted and Vested in Fiscal Year	Fair Value of Prior Year Awards Canceled as of Prior FYE	Total Equity Adjustments	Compensation Actually Paid
		(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)=(c)+(d)+(e)+(f)+(g)	= (a)-(b)+(h)
2024	PEO	$ 3,660,174	$ 2,073,161	$ 2,599,977	$ 659,264	$ (7,122)	$ 131,731	$ —	$ 3,383,850	$ 4,970,863
	Non-PEO NEOs	$ 1,076,687	$ 397,879	$ 487,871	$ 161,859	$ (1,578)	$ 36,502	$ —	$ 684,654	$ 1,363,462
2023	PEO	$ 2,458,653	$ 1,394,168	$ 1,828,439	$ (103,897)	$ (73,622)	$ —	$ —	$ 1,650,920	$ 2,715,405
	Non-PEO NEOs	$ 817,106	$ 349,449	$ 339,752	$ (4,233)	$ (16,815)	$ 98,613	$ (19,690)	$ 397,627	$ 865,284
2022	PEO	$ 3,632,413	$ 2,621,233	$ 2,339,006	$ (1,549,806)	$ 1,654,850	$ —	$ —	$ 2,444,050	$ 3,455,230
	Non-PEO NEOs	$ 945,276	$ 452,389	$ 369,658	$ (310,655)	$ 171,144	$ —	$ —	$ 230,147	$ 723,034
2021	PEO	$ 3,729,888	$ 1,574,584	$ 1,767,540	$ (1,376,274)	$ 886,626	$ 808,032	$ —	$ 2,085,924	$ 4,241,228
	Non-PEO NEOs	$ 1,267,213	$ 397,784	$ 446,715	$ (199,676)	$ 118,963	$ 255,146	$ —	$ 621,148	$ 1,490,577

[3] The Company Total Shareholder Return ("TSR") and the Company's Peer Group TSR reflected in these columns for each applicable fiscal year is calculated based on a fixed investment of $100 at the applicable measurement point on the same cumulative basis as is used in Item 201(e) of Regulation S-K. The peer group used to determine the Company's Peer Group TSR for each applicable fiscal year is the following published industry index, as disclosed in our Annual Report on Form 10-K for the year ended August 31, 2024 pursuant to Item 201(e) of Regulation S-K: Russell 2000® Index ("Russell 2000"). The Russell 2000 was

chosen because we do not believe we can reasonably identify any other industry index or specific peer issuer that would offer a meaningful comparison.

[4]   *Represents the amount of net income reflected in the Company's audited financial statements for the year indicated.*

[5]   *We have selected Global Adjusted EBITDA Post-GRP as our most important financial measure (that is not otherwise required to be disclosed in the table) used to link "compensation actually paid" to our NEOs to Company performance for fiscal year 2024. Global Adjusted EBITDA is used by the Committee and the Company as part of its calculation to determine GRP earned and as the sole measure for determining the level of achievement for vesting of PSUs. See additional information in the CD&A section of the Proxy Statement.*

Pay-versus-Performance Comparative Disclosure

The following tables reflect the relationships between compensation actually paid ("CAP" in the graphics below) to our PEO, and the average of compensation actually paid to our non-PEO NEOs, to (i) our net income, (ii) our Global Adjusted EBITDA (both Pre-GRP and Post-GRP) for the fiscal years 2021, 2022, 2023 and 2024, and (iii) the Company's cumulative TSR and our peer group TSR for the same periods.



Metric	FY 2021	FY 2022	FY 2023	FY 2024
PEO CAP ($M) - Garry O. Ridge	$4.24	$3.46	N/A	N/A
PEO CAP ($M) - Steven A. Brass	$0.00	$0.00	$2.72	$4.97
Average NEO CAP ($M)	$1.49	$0.72	$0.87	$1.36
Net Income ($M)	$70.23	$67.33	$65.99	$69.64



Metric	FY 2021	FY 2022	FY 2023	FY 2024
PEO CAP ($M) - Garry O. Ridge	$4.24	$3.46	N/A	N/A
PEO CAP ($M) - Steven A. Brass	N/A	N/A	$2.72	$4.97
Average NEO CAP ($M)	$1.49	$0.72	$0.87	$1.36
Global Adjusted EBITDA Post-GRP (000s)	$105,932	$93,258	$94,734	$108,567



Metric	FY 2021	FY 2022	FY 2023	FY 2024
PEO CAP ($M) - Garry O. Ridge	$4.24	$3.46	N/A	N/A
PEO CAP ($M) - Steven A. Brass	N/A	N/A	$2.72	$4.97
Average NEO CAP ($M)	$1.49	$0.72	$0.87	$1.36
WDFC TSR	$118.59	$95.05	$109.96	$136.49
Russell 2000 TSR	$145.58	$118.07	$121.63	$141.98

Pay-versus-Performance Tabular List

We believe the following list reflects the most important financial performance measures used by us to link compensation actually paid to our NEOs to company performance for the fiscal year ended August 31, 2024:

• Adjusted EBITDA Pre-GRP (Global and Regional);
• Global Adjusted EBITDA Post-GRP;
• Adjusted Net Sales (Global and Regional);
• Strategic Performance Measures; and
• Relative Total Shareholder Return

GRANTS OF PLAN-BASED AWARDS - FISCAL YEAR 2024

In addition to base salary and GRP for fiscal year 2024, NEOs were granted RSU, MSU and PSU awards under the Company's A&R 2016 Stock Incentive Plan as shown in the table below. Descriptions of the RSU, MSU and PSU awards are provided above in the CD&A section under the heading, *Equity Compensation.*

The table also provides threshold, target, and maximum payout information relating to the Company's fiscal year 2024 GRP.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units[3] (#)	Grant Date Fair Value of Stock and Options Awards[4] ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Steven A. Brass	10/05/2023	$ 1	$ 640,800	$ 1,281,600					
	10/05/2023 (MSU)				2,225	4,451	8,902		$ 1,101,979
	10/05/2023 (RSU)							4,451	$ 872,084
	10/05/2023 (PSU)				152		3,056		$ 99,098
Sara K. Hyzer	10/05/2023	$ 1	$ 185,031	$ 370,062					
	10/05/2023 (MSU)				556	1,112	2,224		$ 275,309
	10/05/2023 (RSU)							1,112	$ 217,874
	10/05/2023 (PSU)				44		882		28,601
Jeffrey G. Lindeman	10/05/2023	$ 1	$ 160,200	$ 320,400					
	10/05/2023 (MSU)				370	741	1,482		$ 183,457
	10/05/2023 (RSU)							741	$ 145,184
	10/05/2023 (PSU)				38		764		$ 24,774
William B. Noble	10/05/2023	$ 1	$ 195,373	$ 390,746					
	10/05/2023 (MSU)				278	556	1,112		$ 137,654
	10/05/2023 (RSU)							556	$ 108,937
	10/05/2023 (PSU)				46		929		30,125
Patricia Q. Olsem	10/05/2023	$ 1	$ 210,644	$ 421,288					
	10/05/2023 (MSU)				482	964	1,928		$ 238,667
	10/05/2023 (RSU)							964	$ 188,877
	10/05/2023 (PSU)				50		1,006		32,622

[1]	*The Estimated Future Payouts Under Non-Equity Incentive Plan Awards represent Threshold, Target and Maximum payouts under the Company GRP awards payable for fiscal year 2024 performance. The Target amount represents 50% of the Maximum payout for each NEO. The Maximum amount represents the annual non-equity incentive compensation opportunity for each NEO that assumes full achievement of the GRP performance measures (as more fully discussed above in the CD&A section under the heading, GRP) and attainment by the Company of a level of Global Adjusted EBITDA Post-GRP sufficient to maximize GRP payouts.*

[2]	*The Estimated Future Payouts Under Equity Incentive Plan Awards represent the Threshold, Target, and/or Maximum number of shares to be issued upon performance vesting of MSU and PSU awards as described in the CD&A section under the heading, Equity Compensation. There is no applicable Target number of shares for PSU awards to be earned by the NEOs.*

3   All Other Stock Awards represent RSUs described in the CD&A section under the heading, Equity Compensation.

4   Information relating to the amounts disclosed as the Grant Date Fair Value of Stock Awards is included in footnote 1 to the Summary Compensation Table above.

OUTSTANDING EQUITY AWARDS AT 2024 FISCAL YEAR END

The following table provides detailed information concerning the RSU and MSU awards that were not vested as of the fiscal year end, August 31, 2024, for each of the NEOs:

	Stock Awards			
Named Executive Officer	**Number of Shares or Units of Stock That Have Not Vested (#)[1]**	**Market Value of Shares or Units of Stock That Have Not Vested ($)[2]**	**Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[3]**	**Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2]**
Steven A. Brass	7,500	$ 1,971,300	18,492	$ 4,860,437
Sara K. Hyzer	1,868	$ 490,985	4,631	$ 1,217,212
Jeffrey G. Lindeman	1,370	$ 360,091	3,458	$ 908,901
William B. Noble	1,103	$ 289,913	2,844	$ 747,517
Patricia Q. Olsem	1,928	$ 506,756	5,004	$ 1,315,251

1   Represents RSU awards to the NEOs that were not vested as of the fiscal year end.

2   The Market Value of the shares or units that were not vested as of the fiscal year end is based on $262.84 per share or unit, which was the closing price of the Company's common stock on August 31, 2024.

3   Represents the maximum number of shares to be issued with respect to MSU awards granted in fiscal years 2023 and 2024 to the NEOs that were not vested as of the fiscal year end. The maximum number of shares to be issued with respect to MSU awards equals the number of shares to be issued with respect to the MSU awards upon achievement of the highest level of achievement for such MSU awards as described above in the CD&A section under the heading, Equity Compensation. MSU awards granted in fiscal year 2022 are included at 120% of the units granted on October 12, 2021 because such MSUs did not vested until after the fiscal year end (on October 3, 2024 when the Committee certified the level of performance achieved).

STOCK VESTED – FISCAL YEAR 2024

For fiscal year 2024, equity awards to our executive officers were granted to satisfy goals for executive officer retention, to provide incentives for current and future performance, and to meet objectives for overall levels of compensation and pay mix. RSU, MSU and PSU awards were granted to the NEOs by the Committee in October 2023. All of the equity awards are set forth below in the table under the heading, *Grants of Plan-Based Awards - Fiscal Year 2024*. In establishing award levels for the NEOs for fiscal year 2024, the Committee placed emphasis on long-term retention goals and desired incentives for current and future contributions. The RSU and MSU awards to our CEO were, consistent with past practice, larger than the awards to the other NEOs in recognition of his higher level of responsibility for overall Company performance and based upon market data that supports a higher level of equity compensation for our CEO. The specific RSU award amounts and Target Number of shares covered by MSU awards were determined for each NEO based on an assessment of the NEO's achievement of individual performance goals as well as Company performance for fiscal year 2023 in areas over which the NEO had particular influence. PSU awards were established by reference to each NEO's annual GRP opportunity, which is based on a multiple of fiscal year 2024 base salary ranging from 1x to 2x, and fiscal year 2024 maximum percentage GRP opportunity. The share equivalent value of PSUs awarded to each NEO as of the date of grant equals 50% of the NEO's maximum GRP opportunity.

Restricted Stock Units (RSUs) and Performance Stock Vested (PSUs):

The following table sets forth the number of shares of the Company's common stock acquired upon the vesting of RSU and PSU awards in the Company's last fiscal year and the aggregate dollar value realized with respect to such awards.

	Stock Awards		
Named Executive Officer	**Number of Shares Acquired on Vesting[1]**		**Value Realized on Vesting[2]**
Steven A. Brass	3,006	$	660,935
Sara K. Hyzer	625	$	139,504
Jeffrey G. Lindeman	553	$	123,309
William B. Noble	628	$	140,498
Patricia Q. Olsem	1,070	$	234,580

[1]   The Number of Shares Acquired on Vesting includes shares of the Company's common stock issued on October 24, 2023 upon vesting of RSU awards and the vesting of PSUs on August 31, 2024 that the Committee certified achievement on October 3, 2024.

[2]   The Value Realized on Vesting for the RSUs on October 24, 2023 is calculated based on the number of vested RSU awards multiplied by the closing price of $211.34 for the Company's common stock on such date. The Value Realized on Vesting for PSUs on August 31, 2024 is calculated based on the number of restricted common stock issued as a result of vested PSUs multiplied by the closing price of $262.84 for the Company's common stock on October 3, 2024, which was the Committee certification date.

Market Share Unit (MSUs) Award Vested for Three Fiscal Year Performance

On October 3, 2024, the Committee reviewed the performance measure applicable to MSU awards granted to the NEOs in October 2021. The Committee assessed the Company's relative TSR compared to the return for the Index for the performance Measurement Period ended August 31, 2024 to calculate the number of shares of the Company's common stock for those MSU awards vesting, if any. The relative TSR compared to the return for the Index (as a percentage point difference) over the Measurement Period, which covers three fiscal years, was 4.0% higher. Based on the results and the table shown in the *Market Share Unit or MSU Awards* section above, the Committee certified that the Applicable Percentage of the Target Number of shares underlying the MSU awards granted in October 2021 was 120% for each of the NEOs.

Named Executive Officer	**Target Number of MSUs (Granted October 2021)**	**Applicable Percentage**	**Shares Vested (October 2024)**
Steven A. Brass	1,738	120%	2,086
Sara K. Hyzer	564	120%	677
Jeffrey G. Lindeman	325	120%	390
William B. Noble	362	120%	434
Patricia Q. Olsem	760	120%	912

Performance Share Unit (PSUs) Restricted Stock Award Vested for Fiscal Year 2024 Performance

On October 3, 2024, the Committee certified achievement of the performance measure applicable to PSU awards granted to the NEOs on October 5, 2023. The Committee certified the calculation of the Company's Adjusted Global EBITDA Post-GRP in the amount of $103,434,000. Based on the table in shown above in *Fiscal Year 2024 PSU Attainment by NEO*, the Applicable Percentage of the Maximum Number of shares underlying the PSU awards vested on August 31, 2024, which vesting was subject to certification, was 16.3% for each NEO.

Named Executive Officer	**Maximum Number of PSUs (Granted October 5, 2023)**	**Applicable Percentage**	**Restricted PSU Shares Vested (August 31, 2024)**
Steven A. Brass	3,056	16.3%	498
Sara K. Hyzer	882	16.3%	144
Jeffrey G. Lindeman	764	16.3%	125
William B. Noble	929	16.3%	151
Patricia Q. Olsem	764	16.3%	164

NONQUALIFIED DEFERRED COMPENSATION – FISCAL YEAR 2024

The following table provides information concerning compensation received by the NEOs that is subject to deferral under applicable RSU and DPU award agreements:

Named Executive Officer	Aggregate Earnings in Last FY[1] ($)		Aggregate Balance at Last FYE[2] ($)	
Steven A. Brass	$	5,181	$	28,387
Sara K. Hyzer	$	—	$	—
Jeffrey G. Lindeman	$	—	$	—
William B. Noble	$	203,920	$	1,117,333
Patricia Q. Olsem	$	4,269	$	23,393

[1] The Aggregate Earnings in Last FY represents the increase in value from August 31, 2023 to August 31, 2024 of the shares underlying deferred settlement of RSUs and vested DPUs held by each NEO that will be settled in shares of the Company's common stock following termination of employment as disclosed in footnotes to the table under the heading, *Security Ownership of Certain Beneficial Owners and Management*. The number of such deferred settlement of RSUs and vested DPUs for each NEO was multiplied by the difference in the closing price of the Company's common stock on August 31, 2024 of $262.84 and on August 31, 2023 of $214.87, an increase in value of $47.97 per share. Amounts shown are not included as compensation in the Summary Compensation Table for fiscal year 2024.

[2] The Aggregate Balance at Last FYE represents the value as of August 31, 2024 of the deferred settlement of RSUs and any vested DPUs held by each NEO as noted in these footnotes. The value for each deferred settlement of RSU and each vested DPU is based on the closing price of the Company's common stock on August 31, 2024, which was $262.84 per share. The underlying deferred settlement of RSUs and vested DPUs were included in prior disclosures for the NEOs to the extent that the NEOs were included in Summary Compensation Table disclosures for the years in which such awards were first granted to the NEOs.

CHANGE OF CONTROL SEVERANCE AGREEMENTS

The Company entered into Change of Control Severance Agreements ("CoC Agreements") with each of the NEOs. The CoC Agreements provide that each executive officer will receive certain severance benefits if his or her employment is terminated without "Cause" or if he or she resigns for "Good Reason," as those terms are defined in the CoC Agreements, within two years after a "Change of Control" as defined in the CoC Agreements and summarized below. If the executive officer's employment is terminated during the aforementioned two-year period by the Company without "Cause" or by the executive officer for "Good Reason", the executive officer will be entitled to a lump sum payment (subject to limits provided by (a) reference to Section 280G of the Internal Revenue Code which limits the deductibility of certain payments to executives upon a change in control or (b) alternative reduction order if such method would result in a greater economic benefit to the executive on an after-tax basis) of twice the executive officer's base salary, calculated based on the greater of the executive officer's then current annual base salary or a five-year average (or, if less, the number of full fiscal years during which the executive has been employed by the Company prior to the date of termination), plus twice the executive officer's earned GRP, calculated based on the greater of the most recent annual earned GRP or a five-year average (or, if less, the number of full fiscal years during which the executive has been employed by the Company prior to the date of termination). Further, any of the executive officer's outstanding equity incentive awards that are not then fully vested (with the exception of PSU awards), will be accelerated and vested in full following such termination of employment within such two-year period and the executive officer will be entitled to continuation of health and welfare benefits under the Company's then existing benefit plans or equivalent benefits for a period of up to two years from the date of termination of employment. No employment rights or benefits other than the change of control severance benefits described in this paragraph are provided by the CoC Agreements.

For purposes of the CoC Agreements and subject to the express provisions and limitations contained therein, a "Change of Control" means a transaction or series of transactions by which a person or persons acting together acquire more than 30% of the Company's outstanding shares; a change in a majority of the incumbent members of the Company's Board as specified in the CoC Agreements, a reorganization, merger or consolidation as specified in the CoC Agreements or a sale of substantially all of the assets or complete liquidation of the Company. As specified more particularly in the CoC Agreements, a "Change of Control" does not include a reorganization, merger or consolidation or a sale or liquidation where a majority of the incumbent members of the Company's Board continue in office and more than 60% of the successor company's shares are owned by the Company's pre-transaction stockholders.

The CoC Agreements have a term of two years, subject to automatic renewal for successive two-year periods unless notice of non-renewal is provided by the Company's Board not less than six months prior to the end of the current term. The term of the CoC Agreements will be automatically extended for a term of two years following any "Change of Control."

The following table sets forth the estimated amounts payable to each of the NEOs, pursuant to their respective CoC Agreements on the assumption that the employment of each NEO was terminated without "Cause" or otherwise for "Good Reason" effective as of the end of fiscal year 2024 following a "Change of Control" as provided for in the CoC Agreements. The table also includes the value, as of the end of the fiscal year, of all unvested RSU and MSU awards as of the end of fiscal year 2024.

Named Executive Officer	Severance Pay[1]	Welfare Benefits[2]	Accelerated Vesting of RSUs and MSUs[3]	Total Change of Control Severance Benefits
Steven A. Brass	$ 1,947,618	$ 33,460	$ 4,584,192	$ 6,565,270
Sara K. Hyzer	$ 855,324	$ 40,708	$ 1,158,861	$ 2,054,893
Jeffrey G. Lindeman	$ 797,190	$ 30,388	$ 848,711	$ 1,676,289
William B. Noble	$ 971,676	$ 36,965	$ 701,783	$ 1,710,424
Patricia Q. Olsem	$ 1,031,740	$ 38,796	$ 1,244,285	$ 2,314,821

[1]   Severance Pay includes two times the base salary reported in footnote 1 of the Summary Compensation Table for fiscal year 2024 plus two times Non-Equity Incentive Plan Compensation received for fiscal year 2023.

[2]   Welfare Benefits includes an estimate of the Company's cost to provide two years of continuation coverage under the Company's welfare benefit plans, which does not include life insurance or long-term disability insurance. The estimate is based on the Company's cost of such coverage for fiscal year 2024.

[3]   Acceleration of vesting of RSU and MSU awards is governed by applicable provisions of the CoC Agreements and the RSU and MSU Award Agreements. The value included for accelerated vesting of RSU and MSU awards is based on $262.84, the closing price of the Company's common stock on August 31, 2024. MSUs awarded are valued for this purpose based upon the Target Number of shares of the Company's common stock to be issued with respect to the MSUs as described above in the CD&A section under the heading, Equity Compensation.

CEO PAY RATIO

As required by the Dodd-Frank Wall Street Reform and Consumer Protection Act and the SEC, the pay ratio of the total annual compensation of our CEO, Mr. Brass, to that of the Company's "median employee" for fiscal year 2024 was approximately 44:1. To determine the CEO pay ratio, the total annual compensation for the median employee for fiscal year 2024 was calculated to be $82,860, which included the same elements of compensation required to be in the Summary Compensation Table, and was calculated in the same manner as the CEO's total annual compensation, which was $3,660,174 for fiscal year 2024.

We identified the Company's median employee from 665 employees of the Company (excluding the CEO) as of August 31, 2024. Employees included full-time, part-time and temporary employees and fixed term contract employees, located in 16 countries at such time. To identify the Company's median employee in fiscal year 2024, we calculated total compensation for fiscal year 2024 for each employee other than the CEO by including salary or regular hourly wages paid in the fiscal year, annual cash incentive compensation paid during the fiscal year under the Company's GRP, and the grant date value of RSUs and MSUs granted to employees in the fiscal year. Compensation paid to employees who were hired after the beginning of fiscal year 2024 or who terminated prior to the end of the fiscal year 2024 was not annualized. For employees who received compensation denominated in a foreign currency, such amounts were converted to USD using average annual exchange rates as of August 31, 2024.

As of August 31, 2024, the Company employed 665 employees located in 16 countries. The Company's median employee is located in the U.S.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth certain equity compensation plan information as of August 31, 2024:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders [1]	128,061[2]	N/A	1,106,326
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	128,061	N/A	1,106,326

[1] The 2016 Stock Incentive Plan, which authorizes the grant of 1,000,000 shares of common stock, was approved by our stockholders at our 2016 annual meeting. At the 2023 annual meeting, our stockholders approved to amend and restate the 2016 Stock Incentive Plan to authorize an additional 1,000,000 shares of common stock for a total of 2,000,000 shares of common stock.

[2] Represents shares of common stock subject to unvested 70,148 RSUs, vested 1,621 DPUs, and 36,634 MSU and 19,658 PSU awards assuming the issuance of shares based on target performance.

AUDIT-RELATED MATTERS

Fees Paid to Independent Registered Public Accounting Firm

The following table presents fees for professional services rendered by PricewaterhouseCoopers LLC ("PwC") for fiscal years 2024 and 2023:

	2024	2023
Audit fees[1]	$ 2,182,502	$ 1,676,812
Audit-related fees[2]	$ 25,000	$ 25,000
Tax fees[3]	$ 229,000	$ 254,000
All other fees[4]	$ 2,000	$ 900
Total fees	$ 2,438,502	$ 1,956,712

[1] Professional services rendered for the audit of the Company's consolidated annual financial statements, the review of the interim consolidated financial statements included in quarterly reports, and services normally provided by PwC in connection with statutory and regulatory filings or engagements.

[2] Assurance and related services reasonably related to the audit and/or review of the Company's consolidated financial statements that are not reported under "Audit Fees"

[3] Tax return preparation, tax compliance, tax advice and/or tax planning services

[4] Access provided by PwC to its online research reference and disclosure checklist materials

The possible effect on the independence of the auditor is considered by the Audit Committee. There is no direct or indirect understanding or agreement that places a limit on current or future years' audit fees or permissible non-audit products and services.

Pre-approval Policies and Procedures

The Audit Committee's policy is to pre-approve all audit and permissible non-audit products and services provided by the auditor. These products and services may include audit services, audit-related services, tax services, software and other products or services. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The auditor and management are required to periodically report to the Audit Committee regarding the extent of services provided by the auditor in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee may also pre-approve particular services on a case-by-case basis. All services described above received pre-approval pursuant to the aforementioned policies and procedures that were established to comply with SEC rules that require pre-approval of audit and non-audit services.

Related Party Transactions Review and Oversight

The Audit Committee has responsibility for review and oversight of related party transactions for potential conflicts of interest. Related party transactions include any independent business dealings between the Company and related parties who consist of, or are related to, the Company's executive officers, directors, director nominees and holders of more than 5% of the Company's shares. Such transactions include business dealings with parties in which any related party has a material direct or indirect interest. The Audit Committee has adopted a written policy to provide for its review and oversight of related party transactions. Executive officers and directors are required to notify the Corporate Secretary of the Company of any proposed or existing related party transactions in which they have an interest. The Corporate Secretary and the Audit Committee also rely upon the Company's disclosure controls and procedures adopted pursuant to Exchange Act rules for the purpose of ensuring that matters requiring disclosure, including transactions that may involve a related party or may otherwise involve the potential for conflicts of interests, are brought to the attention of management and the Audit Committee on a timely basis. Certain related party transactions do not require Audit Committee review and approval. Such transactions are considered pre-approved. Pre-approved transactions include:

- compensation arrangements approved by the Compensation and People Committee or the Board and expense reimbursements consistent with the Company's expense reimbursement policy;
- transactions in which the related party's interest is derived solely from the fact that he or she serves as a director of another corporation that is a party to the transaction;
- transactions in which the related party's interest is derived solely from his or her ownership (combined with the ownership interests of all other related parties) of not more than a 5% beneficial interest (but excluding any interest as a general partner of a partnership) in an entity that is a party to the transaction; and
- transactions available to all employees of the Company generally.

If a related party transaction is proposed or if an existing transaction is identified, the Audit Committee has authority to disapprove, approve or ratify the transaction and to impose such restrictions or other limitations on the transaction as the Audit Committee may consider necessary to best assure that the interests of the Company are protected and that the related party involved is not in a position to receive an improper benefit. In making such determination, the Audit Committee considers such factors as it deems appropriate, including without limitation (i) the benefits to the Company of the transaction; (ii) the commercial reasonableness of the terms of the transaction; (iii) the dollar value of the transaction and its materiality to the Company and to the related party; (iv) the nature and extent of the related party's interest in the transaction; (v) if applicable, the impact of the transaction on a non-employee director's independence; and (vi) the actual or apparent conflict of interest of the related party participating in the transaction.

During the fiscal year ended August 31, 2024, there were no transactions required to be reported pursuant to the requirements of Item 404(a) of Regulation S-K under the Exchange Act.

AUDIT COMMITTEE REPORT

In accordance with its charter, the Audit Committee provides assistance to the Company's Board of Directors ("Board") in fulfilling its oversight responsibilities relating to the quality and integrity of the accounting, auditing, and reporting practices of the Company, including assessment of the effectiveness of internal controls over financial reporting. Each member of the Audit Committee meets the independence criteria prescribed by applicable regulations and rules of the Securities and Exchange Commission ("SEC") for audit committee membership and is an "independent director" within the meaning of applicable NASDAQ listing standards.

Management is responsible for preparing the Company's financial statements in accordance with generally accepted accounting principles in the U.S. ("GAAP") and for establishing and maintaining internal control over financial reporting. The Company's independent registered public accounting firm ("auditor") is responsible for performing an integrated audit of the Company's financial statements and internal control over financial reporting and expressing opinions as to whether the financial statements have been prepared in accordance with GAAP and as to management's assessment of the effectiveness of internal control over financial reporting.

The Audit Committee reviewed the Company's audited financial statements for the fiscal year ended August 31, 2024. The Audit Committee discussed and reviewed with management the audited financial statements and management's assessment of the effectiveness of its internal controls over financial reporting. The Audit Committee discussed and reviewed with the Company's auditor the audited financial statements and the auditor's attestation report regarding effectiveness of management's internal controls over financial reporting. The Audit Committee also discussed with the auditor those matters required to be discussed by the Public Company Accounting Oversight Board ("PCAOB") Auditing Standard No. 1301, Communications with Audit Committees, which provides that certain matters related to the conduct of the financial statement audit are to be communicated to the Audit Committee and under the applicable requirements of the SEC. In fulfilling its oversight responsibilities, the Audit Committee met separately with management and separately with the Company's auditor to discuss results of audit examinations and evaluations of internal controls.

The Audit Committee is responsible for the appointment, retention, compensation, and oversight of the Company's auditor. In this regard, the Audit Committee discussed with the auditor its independence from management and the Company, including matters in written documents and a letter received from the auditor as required by PCAOB Rule 3526, Communication with Audit Committees Concerning Independence. In evaluating the auditor's independence, the Audit Committee also considered whether the auditor's provision of any non-audit services impaired or compromised its independence.

The Audit Committee considered several factors in selecting PricewaterhouseCoopers LLP ("PwC") as the Company's auditor, including its independence and internal quality controls, the overall depth of talent, and its familiarity with the Company's businesses and internal controls over financial reporting. Further, in conjunction with the mandated rotation of an auditor's lead, concurring and/or relationship partner (each an "audit partner"), the Audit Committee and its chair oversee and are directly involved in the selection process for any change in audit partners.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board that the Company's audited financial statements be included in its annual report on Form 10-K for its fiscal year ended August 31, 2024, and that PwC serve as the Company's auditor for the fiscal year ending August 31, 2025.

Audit Committee
Daniel T. Carter, Chair
Cynthia B. Burks
Lara L. Lee
Edward O. Magee, Jr.
Trevor I. Mihalik
David B. Pendarvis

STOCKHOLDER PROPOSALS OR DIRECTOR NOMINATIONS
FOR OUR 2025 ANNUAL MEETING

For a stockholder proposal otherwise satisfying the eligibility requirements of SEC Rule 14a-8 to be considered for inclusion in our Proxy Statement for our 2025 annual meeting, it must be received by us at our principal office, 9715 Businesspark Avenue, San Diego, CA 92131 on or before July 15, 2025.

For an eligible stockholder or group of stockholders to nominate a director nominee for election at our 2025 annual meeting pursuant to the proxy access provision of our Bylaws, such eligible stockholder or group of stockholders must comply with the then current advance notice requirements in our Bylaws and deliver the proposal to our Corporate Secretary (i) no earlier than June 15, 2025 and (ii) no later than 5:00 p.m., Pacific Time, on July 15, 2025 in order for such proposal to be considered timely. In addition, our Bylaws require the eligible stockholder or group of stockholders to update and supplement such information as of specified dates.

In addition, if a stockholder desires to bring business (including director nominations) before our 2025 annual meeting that is not the subject of a proposal timely submitted for inclusion in our 2025 Proxy Statement, written notice of such business, as currently prescribed in our Bylaws, must be received by our Corporate Secretary between June 15, 2025 and 5:00 p.m., Pacific Time, on July 15, 2025.

For additional requirements, a stockholder may refer to our current Bylaws, Article II, Section 2.14, "Notice of Stockholder Proposals," Article II, Section 2.15, "Nomination of Directors," and Article II, Section 2.17, "Proxy Access," a copy of which may be obtained from our Corporate Secretary upon request and without charge or may be obtained by accessing our filings on the SEC's website at *www.sec.gov*. See "Communications with the Board" for contact information. If we do not receive timely notice pursuant to our Bylaws, the proposal will be excluded from consideration at the annual meeting.

In addition to satisfying the foregoing requirements under our Bylaws, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees for the 2025 annual meeting other than our nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than October 13, 2025, which is 60 days prior to the anniversary date of the annual meeting.

FORWARD-LOOKING STATEMENTS

This Proxy Statement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Exchange Act. When used in this Proxy Statement, the words "estimated," "anticipated," "expect," "believe," "project," "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements include discussions of strategy, plans or intentions of management. Forward-looking statements are subject to risks, uncertainties, and assumptions about the Company, and future events and actual results, financial and otherwise, may differ materially from the results discussed in the forward-looking statements. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this Proxy Statement. While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. We undertake no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date of this Proxy Statement or to reflect the occurrence of unanticipated events.

INCORPORATION BY REFERENCE

Notwithstanding anything to the contrary set forth in any of our previous filings under the Securities Act or the Exchange Act, which might incorporate future filings made by us under those statutes, the preceding Compensation and People Committee Report and Audit Committee Report will not be incorporated by reference into any of those prior filings, nor will any such reports be incorporated by reference into any future filings made by the Company under those statutes. In addition, information on our website, other than our Proxy Statement, Notice of 2024 Annual Meeting of Stockholders and form of proxy, is not part of the proxy soliciting material and is not incorporated herein by reference.

By Order of the Board of Directors,

Phenix Q. Kiamilev
Vice President, General Counsel and Corporate Secretary

November 8, 2024



ANNUAL REPORT ON FORM 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended August 31, 2024

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to .

Commission File Number: 000-06936
Commission Company Name: WD 40 CO

WD-40 COMPANY

(Exact name of registrant as specified in its charter)

Delaware	**95-1797918**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
9715 Businesspark Avenue, San Diego, California	**92131**
(Address of principal executive offices)	(Zip code)

Registrant’s telephone number, including area code: **(619) 275-1400**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of exchange on which registered
Common stock, par value $0.001 per share	WDFC	NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act:

Title of each class
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer", "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

Yes ☐   No ☑

The aggregate market value (closing price) of the voting stock held by non-affiliates of the registrant as of February 29, 2024 was approximately $3,615,362,525.

As of October 15, 2024, there were 13,541,081 shares of the registrant's common stock outstanding.

Documents Incorporated by Reference:

The Proxy Statement for the annual meeting of stockholders on December 12, 2024 is incorporated by reference into Part III, Items 10 through 14 of this Annual Report on Form 10-K.

WD-40 COMPANY

ANNUAL REPORT ON FORM 10-K
For the Fiscal Year Ended August 31, 2024

TABLE OF CONTENTS

Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements within the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. All statements other than those that are purely historical are forward-looking statements which reflect our current views with respect to future events and financial performance.

These forward-looking statements include, but are not limited to, discussions about future financial and operating results, including: expected benefits from the acquisition or divestiture transaction; acquired business not performing as expected; assuming unexpected risks, liabilities and obligations of the acquired business; disruption to the parties' business as a result of the announcement and acquisition or divestiture transaction; integration of acquired business and operations into the Company; the Company's ability to successfully complete any planned divestiture; expected timing of the closing for the divestiture; expected proceeds from the divestiture; the intended use of proceeds by the Company from the divestiture transaction; impact of the divestiture transaction on the Company's stock price or EPS; growth expectations for maintenance products; expected levels of promotional and advertising spending; anticipated input costs for manufacturing and the costs associated with distribution of our products; plans for and success of product innovation, the impact of new product introductions on the growth of sales; anticipated results from product line extension sales; expected tax rates and the impact of tax legislation and regulatory action; changes in the political conditions or relations between the United States and other nations, the impacts from inflationary trends and supply chain constraints; changes in interest rates; and forecasted foreign currency exchange rates and commodity prices. We undertake no obligation to revise or update any forward-looking statements. These forward-looking statements are generally identified with words such as "believe," "expect," "intend," "plan," "project," "could," "may," "aim," "anticipate," "target," "estimate" and similar expressions. We undertake no obligation to revise or update any forward-looking statements.

Actual events or results may differ materially from those projected in forward-looking statements due to various factors, including, but not limited to, those identified in Item 1A of this report. As used in this report, the terms "we," "our," "us" and "the Company" refer to WD-40 Company and its wholly-owned subsidiaries, unless the context suggests otherwise. Amounts and percentages in tables and discussions may not total due to rounding.

Item 1. Business

Overview

WD-40 Company is a global marketing organization dedicated to creating positive lasting memories by developing and selling products that solve problems in workshops, factories and homes around the world. The Company was founded in 1953 and is headquartered in San Diego, California.

For more than four decades, we sold only one product, WD-40® Multi-Use Product, a maintenance product which acts as a lubricant, rust preventative, penetrant and moisture displacer. Over the last several decades, we have evolved and expanded our product offerings through both research and development activities and through the acquisition of several brands worldwide. As a result, we have built a family of brands and product lines that deliver high quality performance at a good value to our end users.

We currently market and sell our products in more than 176 countries and territories worldwide primarily through hardware stores, automotive parts outlets, industrial distributors and suppliers, mass retail and home center stores, value retailers, grocery stores, online retailers, warehouse club stores, farm supply, sport retailers, and independent bike dealers.

Our sales come from two product groups – maintenance products and homecare and cleaning products. Maintenance products are sold worldwide in markets throughout North, Central and South America, Asia, Australia, Europe, India, the Middle East and Africa. Homecare and cleaning products are sold primarily in North America, the United Kingdom ("U.K.") and Australia. We are continuing to conduct a strategic review regarding the future of our homecare and cleaning product portfolios in the Americas and EIMEA segments and are pursuing the sale of these portfolios in fiscal year 2025. This potential sale will allow us to focus on our core, higher-margin maintenance products that are included in our strategic framework. The principal driver of our sales growth is focused on our maintenance products and making them available in more places, for more people, who will find more uses, more frequently.

Our future is guided by a long-term four-by-four strategic framework tied to our purpose and our values. There are two main elements of our strategic framework.

The first element of our four-by-four strategic framework, which we refer to as our Must-Win Battles, focuses on increasing sales of our maintenance products. Our Must-Win Battles include:
1. growing WD-40 Multi-Use Product sales through geographic expansion;
2. growing sales and gross margin through the premiumization of WD-40 Multi-Use Product;
3. growing the WD-40 Specialist product line through category leadership; and
4. accelerating our capabilities in building our brand digitally and maximizing our global digital commerce presence.

The second element of our four-by-four strategic framework, which we refer to as our Strategic Enablers, focuses on operational excellence. Our Strategic Enablers include:
1. ensuring a people-first mindset where we can attract, develop and engage outstanding employees;
2. building a sustainable business for the future;
3. achieving operational excellence in supply chain; and
4. driving productivity via enhanced systems.

These make up our four-by-four strategic framework and are where we will continue to focus our time, talent and resources.

We continue to be focused and committed to innovation and renovation of our products. We see innovation and renovation as important factors to the long-term growth and sustainability of our brands and product lines, and intend to continue to work on future products, product lines, product packaging, and product delivery systems, as well as promotional innovations and renovations to expand our product portfolio, build a more sustainable future, and to help us grow. We are also focused on expanding our current brands in existing markets with new product development. Our research and development team supports new product development and current product improvement for our brands. Over the years, our research and development team has made impacts on most of our brands through our innovation activities. Key innovations for our products include, but are not limited to, WD-40 EZ-Reach Flexible Straw®, WD-40 Smart Straw®, WD-40 Trigger Pro®, WD-40 Specialist®, WD-40 Specialist® Degreaser & Cleaner EZ-Pods, WD-40® Precision Pen, WD-40 BIKE®, 3-IN-ONE RVcare® and 3-IN-ONE® Professional Garage Door Lube.

Our homecare and cleaning products in the Americas and EIMEA segments are considered harvest brands, which continue to provide positive returns but are becoming a smaller part of the business as sales of the maintenance products grow with the execution of our four Must Win Battles within our strategic framework. We have continued to sell products within these brands but with a reduced level of marking investment over time. We are continuing to conduct a strategic review regarding the future of our homecare and cleaning product portfolios in the Americas and EIMEA segments to create opportunities for our workforce to bring an even greater focus to our higher margin maintenance products and are pursuing the sale of these portfolios in fiscal year 2025.

Human Capital Resources

Our purpose can only be achieved with the efforts of our 644 employees who live our values and create positive lasting memories for our stakeholders, including end users solving problems in factories, workshops, and homes around the world. Our workforce is distributed globally in 16 countries, with approximately 36% in the Americas, 42% in EIMEA, 14% in Asia-Pacific, and 8% corporate employees. Women make up approximately 46% of our global workforce. The average tenure of our global workforce is eight years and our average employee retention rate is greater than 90%.

Our purpose-driven and values-guided culture generates an important competitive advantage through our ability to attract, develop, retain and engage outstanding people. Consistently living our company values grants each of us the freedom to make autonomous decisions in the best interest of all stakeholders. We are committed to celebrating diversity of thought and lived experiences, providing equitable access to opportunities, and creating a culture where everyone experiences a sense of inclusion and belonging.

We are a meritocracy with a competitive performance-based total rewards strategy, where compensation and career advancement are determined by demonstrated competencies and contributions. Our calendar year 2023 global pay equity study reaffirmed there were not statistically significant or systemic gender-based pay disparities, ensuring all compensation decisions were rooted in job-related criteria with no evidence of biased decision-making. The Compensation and People Committee of our Board of Directors provides oversight of our relevant people-management practices.

Our workforce is comprised of the following functions: marketing, sales, customer service, finance and accounting, legal, information technology, human resources, supply chain and logistics, innovation, research and development, environmental programs, quality, and other technical fields. The success of our teams is accelerated through global collaboration and our bold ambition to become a world-class learning organization.

Products

Maintenance Products

Included in our maintenance products are both multi-purpose maintenance products and specialty maintenance products. These maintenance products are sold worldwide and they provide end users with a variety of product and delivery system options.

Our signature product is WD-40 Multi-Use Product in the blue and yellow can with the little red top. It accounts for a significant majority of our sales in the maintenance product category. We have various products and product lines which we currently sell under the WD-40 Brand:

WD-40® Multi-Use Product – The WD-40 Multi-Use Product is a market leader in many countries among multi-purpose maintenance products and is sold as an aerosol spray with various unique delivery systems, a non-aerosol trigger spray, a precision pen, and in liquid-bulk form through mass retail stores, hardware stores, automotive parts outlets, online retailers, warehouse club stores and industrial distributors and suppliers. The WD-40 Multi-Use Product is sold worldwide in North, Central and South America, Asia, Australia, Europe, India, the Middle East and Africa. WD-40 Multi-Use Product has a wide variety of consumer uses in, for example, household, marine, automotive, construction, repair, sporting goods and gardening applications, in addition to numerous industrial applications.

WD-40 Specialist® product line – WD-40 Specialist consists of a line of professional-grade specialty maintenance products that includes penetrants, degreasers, corrosion inhibitors, greases, lubricants and rust removers that are aimed at professionals and consumer enthusiasts. These products are also sold with various unique delivery systems. The WD-40 Specialist product line is sold primarily in the U.S. and many countries in Europe, as well as parts of Canada, Latin America, Australia and Asia. Within the WD-40 Specialist product line, we also sell bike-specific products across all our segments, motorbike-specific products in Europe and Asia, lawn and garden specific products in Australia, and automotive specific products in Asia.

We also have the following additional brands which are included within our maintenance products group:

3-IN-ONE® – The 3-IN-ONE brand consists of multi-purpose drip oil, specialty drip oils, and specialty aerosol maintenance products. The multi-purpose drip and specialty oil lubricant feature the Marksman® Spout to deliver precise application to small mechanisms and assemblies, tool maintenance and threads on screws and bolts. 3-IN-ONE Oil is the market share leader among drip oils in many countries. It also has wide industrial applications in such areas as locksmithing, HVAC, marine, farming and construction. In addition to the drip oil line of products, the 3-IN-ONE brand also includes professional-grade aerosol specialty maintenance products, such as 3-IN-ONE RVcare products, 3-IN-ONE Garage Door Lubricant and 3-IN-ONE Lock Dry Lube. The long legacy, brand awareness and high quality of the 3-IN-ONE brand and its established distribution network have enabled these products to gain international acceptance. 3-IN-ONE products are sold primarily in the U.S., Europe, Canada, Latin America and Australia.

GT85® – The GT85 brand is a multi-purpose bike maintenance product line that consists of professional spray maintenance products and lubricants which are sold primarily in the bike market through the automotive and industrial channels in the U.K.

Homecare and Cleaning Products

We sell our homecare and cleaning products in certain locations worldwide and they include a portfolio of well-known brands. We are pursuing the sale of these portfolios in the Americas and EIMEA segments in fiscal year 2025. Certain of our homecare and cleaning product brands will continue to be held for use due to their significance to the business within certain regional markets in the Asia-Pacific segment.

We are actively pursuing the sale in fiscal year 2025 of the following homecare and cleaning product brands in the Americas and EIMEA segments:

2000 Flushes® – The 2000 Flushes brand is a line of long-lasting automatic toilet bowl cleaners. It includes a variety of formulas, including the Bleach and Blue plus Bleach that has a unique EPA-approved "kills bacteria" claim. 2000 Flushes is sold primarily in the U.S. and Canada through grocery and mass retail channels as well as through online retailers.

Spot Shot® – The Spot Shot brand is sold as an aerosol and a liquid trigger carpet stain and odor eliminator. The brand includes Spot Shot Instant Carpet Stain & Odor Eliminator and the environmentally friendly product Spot Shot Pet Instant Carpet Stain & Odor Eliminator, which has a non-toxic and biodegradable formula. Spot Shot products are sold primarily through grocery, online retailers, warehouse club stores and hardware and home center stores in the U.S., Canada and the United Kingdom.

Carpet Fresh®/1001® – The Carpet Fresh and 1001 brands are a line of room and rug deodorizers sold as powder and aerosol quick-dry foam products. These products are sold primarily through grocery, mass, and value retail channels as well as through online retailers in the United Kingdom. Although Carpet Fresh brand products are also sold in the U.S., they are sold by a third party under a licensing agreement. In the U.K., these products are sold under the 1001® brand name.

Lava® – The Lava brand consists of heavy-duty hand cleaner products which are sold in bar soap and liquid form through hardware, grocery, industrial, automotive and mass retail channels as well as through online retailers primarily in the United States.

X-14® – The X-14 brand is a line of quality automatic toilet bowl cleaners. Although X-14 brand products are also sold in the U.S., they are sold by a third party under a licensing agreement.

We will continue to hold for use the following homecare and cleaning product brands in the Asia-Pacific segment:

no vac® – The no vac brand includes a range of aerosol quick-dry foaming carpet and fabric sanitizers and deodorizers products, and spot stain cleaners. Products are sold through grocery, value, hardware and mass retail channels in Australia and New Zealand.

Solvol® – The Solvol brand consists of heavy-duty hand cleaner products which are sold in bar soap and liquid form through hardware, grocery, industrial, automotive and mass retail channels as well as through online retailers in Australia.

Sales and Marketing

Our sales do not reflect any significant degree of seasonality. However, it is common for our sales to fluctuate from period to period or year to year due to various factors including, but not limited to, new or lost distribution, the timing of customer orders particularly in distributor markets, the number of product offerings carried by a customer and the level of promotional activities and programs being run at customer locations. New or lost distribution occurs when we gain or lose customers, when we gain or lose store count for a customer or when our products are added to new locations within a store or removed from existing locations. From time to time, as part of new product offering launches, we may gain access to entirely new distribution channels. The number of product offerings refers to the number of brands and/or the number of products within each of those brands that our customers offer for sale to end users. The level of promotional activities and programs relates to the number of events or volumes of purchases by customers in support of off-shelf or promotional display activities. Changes in any one of these three factors or a combination of them can cause our sales levels to increase or decrease from period to period. Promotional activities can also be impacted by customers adjusting to price increases and other market disruptions. It is also common and/or possible that we could lose distribution or product offerings and experience a decrease in promotional activities and programs in one period and subsequently regain this business in a future period. We are accustomed to such fluctuations and manage this as part of our normal business activities.

Manufacturing

We outsource our finished goods manufacturing directly or through our marketing distributors to various third-party manufacturers. We or our marketing distributors use contract manufacturers in the U.S., Mexico, Brazil, Argentina, Colombia, the U.K., Italy, Poland, Australia, China, South Korea and India. Although we have contractual minimum purchase obligations with certain contract manufacturers, such obligations are either immaterial or below the volume of goods that we have historically purchased. Supply needs are communicated by us to our contract manufacturers, and we are committed to purchasing the products manufactured based on orders and short-term projections, ranging from two months to six months, provided to the contract manufacturers. We also formulate and manufacture concentrate used in our WD-40 products at certain of our own facilities and at third-party contract manufacturers.

In addition to the commitments to purchase products from contract manufacturers described above, we may also enter into commitments with other manufacturers from time to time to purchase finished goods and components to support innovation and/or supply chain initiatives.

Sources and Availability of Components and Raw Materials

We rely on a limited number of third-party contract manufacturers and component suppliers, including single or sole-sourced suppliers, for certain of our raw materials, packaging, product components and other necessary supplies. Where possible and where it makes business sense, we work with secondary or multiple suppliers to qualify additional supply sources. Historically, except for limited circumstances during the COVID-19 pandemic, we have been able to obtain adequate capacity and raw materials. The primary components and raw materials for most of our products include specialty chemicals and aerosol cans, which are manufactured from commodities that are subject to market price fluctuations. The availability of these components and raw materials is affected by a variety of supply and demand factors, including global market conditions, plant capacity utilization, and natural disasters. We have historically experienced input cost inflation that impacted the cost of certain raw materials and freight services. As a result, we took actions to increase prices with our customers to help mitigate some of these inflationary pressures. We also implemented cost savings initiatives to mitigate those pressures. Our business results depend on the effective management and remedy of any supply disruptions. We expect these components and raw materials to continue to be readily available in the future and we have developed sourcing alternatives and risk mitigation plans.

Research and Development

We recognize the importance of innovation and renovation to our long-term success and are focused on and committed to research and new product development activities, primarily in our maintenance product group. Our product development team engages in consumer research, product development, current product improvement and testing activities. The product development team also leverages its development capabilities by partnering with a network of outside resources including our current and prospective outsource suppliers. In addition, the research and development team engages in activities and product development efforts which are necessary to ensure that we meet all regulatory requirements for the formulation of our products. The research and development team also helps shape our environmental goals and business objectives by innovating and implementing sustainable practices and products. Our research and development team currently conducts global testing at a laboratory facility that we lease in New Jersey.

Competition

The markets for our products are highly competitive. Our products compete both within their own product classes as well as within product distribution channels, competing with many other products for store placement and shelf space. Competition in international markets varies by country. We are aware of many competing products, some of which sell for lower prices or are produced and marketed by companies with greater financial resources than those of our Company. We rely on the awareness of our brands among consumers, the value offered by those brands as perceived by consumers, product innovation and renovation and our multiple channel distributions as our primary strategies. New products and our entry into new markets typically encounter intense competition, which may require additional investments in advertising and promotional activities. When a new product achieves consumer acceptance, ongoing advertising and promotional support may be required to maintain its relative market position.

Trademarks and Patents

We own a number of patents, but primarily rely upon our established trademarks, brand names and marketing efforts, including advertising and sales promotions, to compete effectively. The WD-40 brand, 3-IN-ONE, Lava, Solvol, X-14, 2000 Flushes, Carpet Fresh and no vac, Spot Shot, GT85, and 1001 trademarks are registered or have pending registrations in various countries throughout the world.

WD-40 Company, the WD-40® logo, WD-40® Multi-Use Product, WD-40 Specialist®, WD-40 BIKE®, 3-IN-ONE®, GT85®, 2000 Flushes®, no vac®, 1001®, Spot Shot®, Lava®, Solvol®, X-14®, and Carpet Fresh® and other trademarks or service marks of WD-40 Company or its subsidiaries are the property of WD-40 Company or its subsidiaries. Other service marks, trademarks, and tradenames referred to in this Annual Report on Form 10-K are the property of their respective owners. Except as set forth above and solely for convenience, the trademarks and tradenames in this Annual Report on Form 10-K are generally referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

Financial Information about Foreign and Domestic Operations

For detailed information about our foreign and domestic operations, including net sales by reportable segment and long-lived assets by geography, refer to Note 17 – Business Segments and Foreign Operations of the consolidated financial statements, included in Item 15 of this report.

Access to SEC Filings

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, are available through the Investors section of our website at www.wd40company.com. These reports can be accessed free of charge from our website as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the Securities and Exchange Commission ("SEC"). Information contained on our website is not included as a part of, or incorporated by reference into, this report. The SEC also maintains an internet site (www.sec.gov) that contains our reports.

Item 1A. Risk Factors

The following risks and uncertainties, as well as other factors described elsewhere in this report or in our other SEC filings, could materially harm our business, financial condition and results of operations. The risks and uncertainties we have described are not the only ones we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also harm our business, financial condition and results of operations.

Global economic conditions may negatively impact our financial condition and results of operations.

Adverse developments in the global economy or a reduction in industrial outputs, consumer spending or confidence could significantly decrease purchases of our products by our customers and end users. Consumer purchases of discretionary items, which could include our maintenance products and homecare and cleaning products, may decline during periods where disposable income is reduced or there is economic uncertainty, which would negatively impact our financial condition and results of operations. During unfavorable or uncertain economic times, end users may also increase purchases of lower-priced or non-branded products and our competitors may increase their level of promotional activities to maintain sales volumes, both of which may negatively impact our financial condition and results of operations.

In addition, our sales and operating results may be affected by uncertain or changing economic and market conditions, including recession, inflation, deflation, prolonged weak consumer demand, political instability, public health crises or other changes that may affect the principal markets, trade channels, and industrial segments in which we conduct our business. In the past, global supply chain issues and other macroeconomic factors resulted in an inflationary environment that led to increased raw material costs and other input costs. The additional costs resulting from an inflationary environment and the constraints in our supply chain and distribution networks unfavorably impacted our gross margin and operating results and may do so in the future if such constraints and challenges recur. The severity and duration of any recession or inflationary environment are uncertain and it is not possible to predict the extent to which such conditions will impact our financial results and operations in the future. It is also uncertain how such changes in recessionary or inflationary conditions could impact demand from our customers and end users. A decrease in demand from our customers and end users would harm our financial results.

If economic or market conditions in certain of our key global markets deteriorate, we may experience material adverse effects on our business, financial condition and results of operations. Adverse economic and market conditions could also harm our business by negatively affecting the parties with whom we do business, including our customers, retailers, distributors and wholesalers, and third-party contract manufacturers and suppliers. Such conditions could impair the ability of our customers to pay for products they have purchased from us. As a result, allowances for credit losses and write-offs of accounts receivable from our customers may increase. In addition, our third-party contract manufacturers and their suppliers may experience financial difficulties or business disruptions that could negatively affect their operations and their ability to supply us with finished goods and the raw materials, packaging, and components required for our products.

Global operations outside the U.S. expose us to uncertain conditions, foreign currency exchange rate risk and other risks in international markets.

Our sales outside of the U.S. were approximately 65% of consolidated net sales in fiscal year 2024. As a result, our ability to execute our strategic framework will continue to face substantial risks associated with having increased global operations outside the U.S., including, but not limited to:

- economic or political instability in any of our global markets;

- challenges associated with conducting business in foreign jurisdictions, including those related to our understanding of and compliance with business laws and regulations in such foreign jurisdictions;

- increasing tax complexity or changes in tax law associated with operating in multiple tax jurisdictions;

- a dispersed employee base and requirements for compliance with varied employment regulations and labor laws, including health and safety regulations and wage and hour laws, in countries outside the U.S.;

- varying and complex privacy laws in foreign jurisdictions; and

- the imposition of tariffs or trade restrictions and costs, burdens and restrictions associated with other governmental actions.

These risks could have a significant impact on our ability to sell our products on a competitive basis in global markets outside the United States. In addition, continued developments in global political climates have introduced greater uncertainty with respect to tax policies, trade relations, tariffs and government regulations affecting trade between the U.S. and other countries. For example, in February 2022, Russian forces launched significant military action against Ukraine, which resulted in conflict and disruption in the region since that time, various economic sanctions levied against Russia as a result, and increased volatility in the prices of certain specialty chemicals used in our products, among other supply chain disruptions. These geopolitical tensions have continued, and it is uncertain when conditions will improve or whether additional governmental sanctions will be enacted in the future. In addition, the recent hostilities in the Middle East have disrupted global markets and contributed to increased market volatility and other disruptions. A disruption could occur as a result of any number of events including military conflicts, geopolitical developments, and war on terrorism. These disruptions could lead to delays in supply and manufacturing which could damage our current and prospective customer relationships. Commodity markets remain subject to heightened levels of volatility, especially as they relate to the price of certain specialty chemicals. The duration and severity of such volatility in the price of certain specialty chemicals are highly unpredictable and may unfavorably impact our cost of products sold for as long as these conditions exist. These developments, as well as the risks outlined above, could have a material adverse effect on our business, financial condition and results of operations.

Approximately 50% of our revenues in fiscal year 2024 were generated in currencies other than the U.S. Dollar, which is our reporting currency. In addition, all our foreign operating subsidiaries have functional currencies other than the U.S. Dollar, and our largest subsidiary is in the U.K. and generates significant sales in Euros and Pounds Sterling. As a result, we are exposed to foreign currency exchange rate risk with respect to our sales, expenses, profits, cash and cash equivalents, other assets and liabilities denominated in currencies other than the U.S. Dollar. Our financial results are negatively impacted when the foreign currencies in which our subsidiary offices operate weaken relative to the U.S. Dollar. Although we use instruments to hedge certain foreign currency risks, primarily those associated with our U.K. subsidiary and net assets denominated in non-functional currencies, we are not fully protected against foreign currency fluctuations and, therefore, our reported earnings may be affected by changes in foreign currency exchange rates. Moreover, any favorable impacts to profit margins or financial results from fluctuations in foreign currency exchange rates are likely to be unsustainable over time.

Additionally, our global operations outside the U.S. are subject to risks relating to appropriate compliance with legal and regulatory requirements in local jurisdictions, potential difficulties in staffing and managing local operations, potentially higher incidence of fraud or corruption, credit risk of local customers and distributors and potentially adverse tax consequences. As we further develop and grow our business operations outside the U.S., we are exposed to additional complexities and risks, particularly in China, Mexico, Brazil and other emerging markets. In many foreign countries, particularly in those with developing economies, business practices that are prohibited by the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act or other applicable anti-corruption laws and regulations may be prevalent. Evolving privacy and anti-trust laws and regulations in Europe, the U.S. and other jurisdictions present additional risks. Any failure to comply with these laws, even if inadvertent, could result in significant penalties or otherwise harm our reputation and business. Although we have adopted policies and contract terms to mandate compliance with these laws, there can be no assurance that all our employees, contractors and agents will comply with our requirements. Violations of these laws could be costly and disrupt our business, which could have a material adverse effect on our business, financial condition and results of operations.

Our business and financial results could suffer if we are unable to attract, retain and motivate talented employees, including senior management, and maintain our corporate culture's relevance to our strategic plan.

Our success depends on our continuing ability to attract, engage and develop highly qualified people who are committed to our culture. We may be unable to attract, hire, develop and deploy talented employees in new markets and at the scale required by the growth of our business. Our future performance depends in significant part on maintaining high levels of employee engagement and nurturing our values and culture. We believe that our company culture is a critical driver of our success and we invest substantial time and resources in building, maintaining and evolving our culture. Any failure to preserve and evolve our culture to maintain its relevance to our strategy could negatively affect our future success, including our ability to recruit, engage and retain employees. Our success also depends on the continued service of our executive officers, key employees and other talented people. Further, our ability to successfully execute organizational changes, including succession planning and the transition of our executive officers and key employees, is critical to the continued success of our business. The unexpected loss of the services of key employees or executive officers could have a material adverse effect on our business and prospects. In addition, certain economic conditions have led to competitive pressures in labor markets in which experienced personnel are in high demand. Since the competition for such talent is intense there can be no assurance that we can retain our key employees or attract, assimilate and retain employees who are fully engaged in the future. If we are unable to implement and successfully manage the initiatives associated with our strategic framework in accordance with our business plans, our business and financial results could be adversely affected. Moreover, there is no certainty that the implementation of the initiatives associated with our strategic framework will advance our business or financial results as intended.

If the success and reputation of one or more of our leading brands erodes, our business, financial condition and results of operations could be negatively impacted.

Our financial success is directly dependent on the success and reputation of our brands, particularly our WD-40 Brand. The success and reputation of our brands can suffer if marketing plans or product development and improvement initiatives, including the release of new products or innovative packaging, do not have the desired impact on the brands' image or do not attract customers as intended. Our brands can also be adversely impacted due to the activities and pressures placed on them by our competitors. Further, our business, financial condition and results of operations could be negatively impacted if one of our leading brands suffers damage to its reputation due to real or perceived quality or safety issues. Quality issues, which can lead to large scale recalls of our products, can be due to product contamination, regulatory non-compliance, packaging errors, incorrect ingredients or components in our product or low-quality ingredients in our products due to suppliers delivering items that do not meet our specifications. Product quality issues, which could include lower product efficacy due to formulation changes attributable to regulatory requirements, could also result in decreased customer confidence in our brands resulting in lower sales and a decline in product quality could result in product liability claims. In addition, our brand value depends on our ability to maintain a positive consumer perception of our corporate integrity and brand culture. Negative claims or publicity involving us or our brand influencers, our products, or any of our key employees could damage our reputation and brand image, regardless of whether such claims have merit. This risk is compounded by the increasing use of social and digital media and networking sites by consumers, and the speed by which information and opinions are disseminated. If we are unable to anticipate or respond to various challenges in the marketplace, including trends in the market and changing consumer demands and sentiment, our financial results may be negatively impacted. Although we dedicate significant resources to brand protection in an effort to prevent or minimize brand erosion and maintain and enhance our reputation and the reputation of our brands, there can be no assurance that such efforts will be successful.

We face competition in our markets which could lead to reduced sales and profitability.

We encounter competition from similar and alternative products, many of which are produced and marketed by major national or multinational companies. In addition, we frequently discover products in certain markets that are infringing or counterfeit reproductions of our products. The availability of counterfeits and other infringing products, particularly in China and other emerging markets, could adversely impact our sales and potentially damage the value and reputation of our brands.

Our products generally compete on the basis of brand recognition, product performance, price, quality or other benefits to consumers and meeting end users' needs. Advertising, promotions, merchandising and packaging also have a significant impact on consumer purchasing decisions. A newly introduced consumer product, whether improved or recently developed, usually encounters intense competition requiring substantial expenditures for advertising, sales and consumer promotion. Product adoption or consumer acceptance often requires sustained advertising, promotional support and product improvements in order to maintain or gain its relative market position.

Some companies with products that compete against our homecare and cleaning products have financial, management and operational resources greater than ours. These competitors may be able to spend more aggressively on advertising and promotional activities, introduce competing products more quickly and respond more effectively to changing business and economic conditions than us or have better economies of scale than we do.

Competitive activity may require us to increase our investment in marketing or reduce our sales prices, either of which would lead to reduced profit margins, or a potential loss of market share or loss of distribution, each of which could have a material adverse effect on our business, financial condition and results of operations. There can be no assurance that we will be able to compete successfully against current and future competitors or that competitive pressures faced by us or the infringement of our products and brands will not have a material adverse effect on our business, financial condition and results of operations.

Sales unit volume growth may be difficult to achieve.

Our ability to achieve sales volume growth will depend on our ability to (i) execute the initiatives associated with our strategic framework, (ii) drive growth in new geographic markets by making targeted end users aware of our products and expanding distribution and market channels, including digital commerce, (iii) drive growth within our existing markets through innovation, renovation and enhanced merchandising and marketing of our established brands, and (iv) capture market share from our competitors. It is more difficult for us to achieve sales volume growth in developed markets where our products are widely used as compared to developing or emerging markets where our products are newly introduced or are not as well known by consumers. To protect our existing market share or capture additional market share from our competitors, we may need to increase our expenditure related to promotions and advertising or introduce and establish new products or product lines. In addition, we periodically implement sales price increases within certain markets or for certain product lines in response to increased costs associated with components, raw materials, manufacturing and distribution. For example, we implemented significant sales price increases during fiscal years 2022 and 2023 in response to significant increases in our cost of products sold caused by the inflationary environment during that time. Sales price increases may slow sales volume growth or create declines in volume in the short term as customers and end users adjust to sales price increases or purchase alternative products at lower prices. We may lose a portion of our consumer base with steep price actions. In addition, the continued popularity and growth of the online retail sales channel presents both us and our customers that sell our products online with the challenge of balancing online and physical store retailing methods. Alternative retail channels could become more prevalent than the traditional retailers upon whom we rely for the majority of our business and operating profit. As a result of changes in end-user preference, sales are increasingly shifting to these online retail sales channels, and this shift may present a challenge in our markets where we have a less developed e-commerce business. Although we are engaged in e-commerce with respect to our products, if we are not successful in expanding sales in such alternative retail channels or we experience challenges with operating in such channels, our financial condition and results of operations may be negatively impacted. In addition, a change in the strategies of our existing customers, including shelf simplification, the discontinuation of certain product offerings or the shift in shelf space to competitors' products could reduce our sales and potentially offset sales volume increases achieved as a result of other sales growth initiatives. If we are unable to increase market share in our existing product lines by developing product improvements, investing adequately in our existing brands, building usage among existing and new customers, developing, acquiring or successfully launching new products or product line extensions, or successfully penetrating emerging and developing markets and sales channels globally, we may not achieve our sales volume growth objectives.

Cost volatility in finished goods, components, raw materials, transportation and other supplies or services could harm our financial condition and results of operations.

Volatility in the cost of finished goods, which may be driven by cost volatility for components, raw materials and third-party manufacturing fees, as well as volatility in the cost of transportation and other supplies or services may harm our financial condition and results of operations. Specialty chemicals and aerosol cans, which constitute a significant portion of the costs for many of our maintenance products, have experienced significant price volatility in the past, and may do so in the future. In particular, volatility in the price of oil impacts the cost of specialty chemicals, many of which are indexed to the price of regional crude oil or related refined products. Fluctuations in oil and diesel fuel prices, increased regulations imposed on the freight industry, and higher demand for transportation services as e-commerce grows have impacted the cost of transporting our products, the loss of low-cost trucking companies (particularly in the U.S.) that provide ground transport for our aerosol products, and additional macroeconomic factors which have resulted in increased freight costs. Our business operations could be adversely affected by labor disputes, strikes, or lockouts involving our employees or the employees of our suppliers and contractors. Any such disruptions could lead to delays in production, increased costs, and potential loss of revenue. For example, the COVID-19 pandemic resulted in global supply chain constraints and transportation disruptions that led to increased competition for freight resources, higher fees charged by our third-party manufacturers, increased raw material costs and other input costs that negatively impacted our results of operations. In the past, other macroeconomic factors resulted in an inflationary environment that compounded these impacts and led to further increases in raw material costs, manufacturing and distribution costs, and other input costs. When there are significant increases in the costs of components, raw materials, third-party manufacturing fees and other expenses, and we are not able to increase the prices of our products or achieve other cost savings to an extent that they will offset such cost increases, our gross margin and operating results will be negatively impacted.

In addition, if we increase our sales prices in response to increases in the cost of such raw materials, and those raw material costs later decline significantly, we may not be able to sustain our sales prices at these higher levels. As component and raw material costs are the principal contributors to the cost of products sold for all of our products, any significant fluctuation in the costs of components and raw materials could have a material impact on the gross margins realized on our products. Sustained increases in the cost of raw materials, components, fees from our third-party contract packagers, transportation and other necessary supplies or services, or significant volatility in such costs, could have a material adverse effect on our financial condition and results of operations.

Reliance on a limited base of third-party contract manufacturers, logistics providers and suppliers of raw materials and components may result in disruption to our business and this could adversely affect our financial condition and results of operations.

We rely on a limited number of third-party contract manufacturers, logistics providers and suppliers, including single or sole source suppliers for certain raw materials, packaging, product components and other supplies. We do not have direct control over the management or business of these third parties, except indirectly through terms negotiated in service or supply contracts. As a result, we face substantial risks associated with our reliance on third-party manufacturers, suppliers, and/or logistics providers, including but not limited to the following areas:

- changes to the terms of doing business with these providers or the production capacity they allocate to our products;

- disagreements or the inability to maintain good relationships with these providers, including the failure of these providers to be aligned with our company values;

- inability to successfully implement new manufacturing processes associated with new facilities or new product lines;

- concentration of inventory increasing exposure to risks associated with fire, natural disasters, theft and logistics disruptions to customer order fulfillment;

- financial difficulties experienced by these providers;

- consolidation of third-party packagers, which could reduce competition in the industry and increase our costs for their services or result in the surviving company declining to manufacture or store our products;

- significant disruptions in the production or transportation of our products due to events having regional or global impacts on economic activity, such as public health emergencies, natural disasters or extreme weather conditions; or

- significant disruptions in the production or transportation of our products due to competition for materials, components, labor or services from third-party vendors.

In addition, if we are unable to contract with third-party manufacturers or suppliers for the quantity and quality levels needed for our business, we could experience disruptions in production and our financial results could be adversely affected. In particular, the COVID-19 pandemic, extreme weather events and other macroeconomic factors have resulted in significant supply chain constraints and transportation disruptions at times. Some of the challenges that we have experienced historically include general aerosol-related production capacity constraints and competition for such capacity by other companies who utilize the same third-party manufacturers for their aerosol production. These challenges have periodically resulted in us not being able to meet the demand for our products by customers and end users in certain markets where demand for aerosols has, for certain products, outpaced the available production capacity in the region. We monitor partnerships with our third-party manufacturers and onboard new third-party manufacturers, if necessary, in order to allow for capacity and flexibility of our supply chain. Onboarding new third-party manufacturers involves inherent risks that can include delays in setting up production, testing and potential rework to ensure production quality, and higher costs. In addition, actions we have taken in the past to increase inventory levels of certain raw materials and finished goods to mitigate challenges within supply chain and increased lead times required by suppliers, have led to higher transportation, storage and distribution costs. It is not possible to estimate the degree of the impact or the costs associated with potential future disruptions within our supply chain and distribution networks as such supply chain issues are being resolved.

Dependence on key customers could adversely affect our business, financial condition and results of operations.

We sell our products through a network of domestic and international mass retail, trade supply and consumer retailers as well as through industrial distributors and suppliers. The retail industry has historically been the subject of consolidation and, as a result, the development of large chain stores has taken place. Today, the retail channel is comprised of several of these large chain stores that capture the bulk of the market share. Since many of our customers have been part of consolidations in the retail industry, these limited customers account for a large percentage of our net sales. Although we expect that a significant portion of our revenues will continue to be derived from this limited number of customers, our largest individual customer contributed to less than 10% of our consolidated net sales in fiscal year 2024. However, changes in the strategies of our largest customers may have an adverse impact on our sales. Such changes in customer strategy may include, but are not limited to: demands for more liberal return rights, a reduction in willingness to transport and store goods of certain hazardous material ratings, a reduction in the number of brands they carry, or a shift in shelf space in favor of "private label" or competitors' products. The loss of, or reduction in, orders or a higher volume of returns from any of our most significant customers could have a material adverse effect on our brand values, business, financial condition and results of operations. Large customers may seek price reductions, price protection, added support, non-compliance fees or promotional concessions. If we agree to such customer demands and/or requests, it could negatively impact our ability to maintain existing profit margins.

In addition, our business is primarily based upon individual sales orders, and we typically do not enter into long-term contracts with our customers. Accordingly, these customers could reduce their purchasing levels or cease buying products from us at any time and for any reason. We are also subject to changes in customer purchasing patterns or the level of promotional activities. These types of changes may result from changes in the manner in which customers purchase and manage inventory levels, or display and promote products within their stores. Other potential factors such as customer disputes regarding shipments, fees, merchandise condition or related matters may also impact operating results. If we cease doing business with a significant customer or if sales of our products to a significant customer materially decrease, our business, financial condition and results of operations may be harmed.

Malfunctions or implementation issues related to the critical information systems that we use for the daily operations of our business, cyberattacks and data breaches could adversely affect our ability to conduct business.

To conduct our business, we extensively rely on information technology systems, networks and services, many of which are managed, hosted and provided by third-party service providers. There is no guarantee that our security measures will prevent cyberattacks resulting in breaches of our own or our third-party service providers' databases and systems.

Techniques used in these attacks change frequently and may be difficult to detect for periods of time. Although we have policies and procedures in place governing (i) the timely investigation of cybersecurity incidents, (ii) the timely disclosure of any related material nonpublic information resulting from a material cybersecurity incident, and (iii) the safeguarding against insider trading by directors, officers, and other corporate insiders between the period of investigation and the public disclosure of such an incident; cybersecurity incidents themselves, such as the release of sensitive data from our databases and systems, could adversely affect our business, financial condition and results of operations. The increasing number of information technology security threats and the development of more sophisticated cyberattacks, including ransomware, pose a potential risk to the security of our information technology systems and networks, as well as to the confidentiality, availability and integrity of our data. In addition, the increased use of remote work infrastructures also increases cybersecurity risks. Further, such incidents could also materially increase the costs that we incur to protect against such risks. Although we maintain cyber insurance, our coverage may not be adequate for actual losses incurred, and an insurer may deny coverage of a future claim. There is no certainty that such insurance will continue to be available to us on economically reasonable terms, if at all, in the future.

In addition, system failure, malfunction or loss of data that is housed in our critical information systems or our third-party service providers' critical information systems could disrupt our ability to timely and accurately process transactions and produce key financial reports, including information on our operating results, financial position and cash flows. Our information systems could be damaged or cease to function properly due to a number of other reasons, including catastrophic events and power outages. Although we have business continuity plans in place to address such service interruptions, there is no guarantee that these business continuity plans will provide alternative processes in a timely manner. As a result, we may experience interruptions in our ability to manage our daily operations, which could harm our business, financial condition and results of operations.

We are currently implementing new information systems within our enterprise resource planning framework at certain offices in a phased manner. The first and most significant phase, implementation in the U.S., is complete. We are strategically implementing these new information systems at certain other offices to better align with the new U.S. system environment and because the system they are currently using is not commonly used. In addition, the company that owns and supports the legacy system used at these other offices may not be able to provide the same level of support as that of larger information systems companies. If the company that owns and supports the legacy system were to cease operations or were unable to provide support for this application prior to the implementation of our new information systems, it could adversely affect our daily operations or our business, financial condition and results of operations.If we encounter difficulties in executing and completing the implementation of these new critical information systems at our other offices, or if the implementation takes longer than intended, we may experience interruptions in our ability to manage our daily operations and report financial results timely and we may experience significant incremental costs, which could adversely affect our business, financial condition and results of operations.

Our ability to achieve our environmental, social and governance and sustainability initiatives are subject to emerging risks and the outcomes may not achieve the anticipated benefits or align with new regulations and stakeholders' expectations.

There has been an increasing focus from stakeholders and regulators related to environmental, social and governance ("ESG") matters across all industries in recent years. ESG standard setting and stakeholder expectations continue to evolve. Criteria used to evaluate ESG practices and metrics may change rapidly at any time, which could result in increased expectations of public companies and may cause us to undertake costly initiatives to satisfy any new requirements. Non-compliance with these emerging regulations or a failure to address various stakeholder expectations may result in cost increases, litigation, fines, penalties, production and sales restrictions, brand or reputational damage, loss of customers, failure to retain and attract talent, lower valuation and investor activism.

The increased attention directed towards publicly traded companies surrounding ESG matters includes the release of rules by the SEC that require companies to enhance and standardize disclosures related to climate change, which rules are currently stayed due to pending litigation. The standardized disclosures include those associated with physical risks and transition risks. Physical risks include acute risks associated with extreme weather events or chronic risks associated with gradual shifts in climate or weather. Transition risks are the risks that may arise from the adoption of climate-related regulatory policies, including those that may be necessary to achieve the national climate goals in the U.S. and other countries, or risks associated with changing stakeholder expectations and demands. Any failure or perceived failure, whether or not valid, to pursue and fulfill our ESG initiatives and objectives or to satisfy various ESG reporting standards in a timely manner could negatively impact our financial condition and results of operations.

In 2023, the European Commission's Corporate Sustainability Reporting Directive ("CSRD") became effective. The CSRD expands the number of companies required to publicly report ESG-related information and defines the ESG-related information that companies are required to report in accordance with European Sustainability Reporting Standards. While CSRD rules are prescriptive for the types of data to be reported, the standards to quantify and qualify such data are still evolving and uncertain and will impose increased costs on us related to complying with our reporting obligations. In 2023, California enacted Senate Bill ("SB") 253 and SB 261, which require large businesses to report on greenhouse gas emissions and climate-related financial risks in accordance with the Task Force on Climate-Related Financial Disclosures framework. We expect to be subject to these regulations in the future, which will result in cost increases. Failure to comply with such regulations could negatively impact our financial condition and results of operations.

Government laws and regulations, including environmental laws and regulations, could result in material costs or otherwise adversely affect our financial condition and results of operations.

The manufacturing, chemical composition, packaging, storage, distribution and labeling of our products and the way our business operates must comply with state, federal and international laws and regulations. If we do not comply with such laws and regulations, we could be fined or other actions could be taken against us by the applicable governing body, including a required product recall. Any such regulatory action could adversely affect our financial condition and results of operations. Governments and regulatory agencies may increase regulation, including the adoption of further regulations relating to the transportation, storage or use of certain chemicals, to enhance homeland security or protect the environment, and such increased regulation could negatively impact our ability to obtain raw materials, components and/or finished goods or could result in increased costs.

Some of our products have chemical compositions that are controlled by state, federal and international laws and regulations that are subject to change. There can be no assurance that we will not be required to alter the chemical composition of one or more of our products in a way that will have an adverse effect upon the product's efficacy, marketability or cost. A delay or other inability on our part to complete product research and development and successfully reformulate our products in response to any such regulatory requirements could have a material adverse effect on our business, financial condition and results of operations.

We are subject to an SEC rule mandated by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act that requires management to conduct annual due diligence to determine whether certain minerals and metals, known as "conflict minerals", are contained in our products and, if so, whether they originate from the Democratic Republic of Congo or adjoining countries. Although we have concluded that our current products do not contain such "conflict minerals" in our annual evaluations to date, if we were to conclude that these materials exist within our products in the future, we may have difficulty verifying the origin of such materials for purposes of disclosures required by the SEC rules.

We are also subject to laws and regulations that impose environmental controls on our business operations, including, among other things, the discharge of pollutants into the air and water, the handling, use, treatment, storage and clean-up of solid and hazardous wastes and the investigation and remediation of soil and groundwater affected by hazardous substances. Such laws and regulations may otherwise relate to various health and safety matters that impose burdens upon our operations. These laws and regulations also impose strict, retroactive and joint and several liability for the costs of, and damages resulting from, cleaning up current sites, past spills, disposals and other releases of hazardous substances. The environmental laws under which we operate are complicated, may become more stringent and may be applied retroactively. Accordingly, we could be required to incur additional expenditures to remain in or to achieve compliance with environmental laws, which could have a material adverse effect on our business, financial condition or results of operations.

In addition, certain countries and other jurisdictions in which we operate have data protection and anti-trust laws that impose strict regulations on us. Non-compliance with any of these regulations may result in significant penalties being imposed on us. Many international and local governmental authorities are considering increased legislative and regulatory requirements concerning protection of personal data which may impact us and increase our costs to comply with these requirements in the future.

Additional laws and regulations require that we carefully manage our supply chain for the production, distribution and sale of goods. Our failure to comply with any of these regulations or our inability to adequately predict the way these local regulations are interpreted and applied to our business by the applicable enforcement agencies could have a materially adverse effect on our business, financial condition and results of operations.

Failure to maximize or to successfully assert our intellectual property rights or our infringement on the intellectual property rights of others could impact our competitiveness or otherwise adversely affect our financial condition and results of operations.

We rely on trademark, trade secret protection, patent and copyright laws to protect our intellectual property rights. Although we maintain a global enforcement program to protect our intellectual property rights, there can be no assurance that these intellectual property rights will be maximized or that they can be successfully asserted. If other companies or entities infringe on our intellectual property rights or engage in counterfeiting activities, they may dilute the value of our brands in the marketplace, which could diminish the value that consumers associate with our brands, harm our sales, or divert sales of product that we would ordinarily capture in the absence of infringing or counterfeit products.

We may be unable to obtain and protect our own intellectual property rights or, where appropriate, license intellectual property rights necessary to support new product introductions or product lines dependent upon such licensed rights. These rights, if obtained, could be withdrawn, invalidated, circumvented or challenged and we could incur significant costs in connection with legal actions to defend and preserve our intellectual property rights. In addition, even if such rights are obtained in the U.S., other countries' laws might not protect intellectual property rights to the same extent as the laws of the U.S., or they may be difficult or costly to enforce. Our failure to protect or successfully assert our intellectual property rights or failure to protect our other proprietary information could make us less competitive, which could have a material adverse effect on our business, financial condition and results of operations.

Trade secret protection, particularly for our most valuable product formulation for the WD-40 Multi-Use Product, requires specific agreements, policies and procedures to ensure the secrecy of information classified as a trade secret. If such agreements, policies and procedures are not effective to maintain the secrecy of our trade secrets or if chemical disclosure regulations do not allow for continued protection of essential elements of our trade secret formulations, the loss of trade secret protection could have a material adverse effect on our business, financial condition or results of operations.

If we are found to have violated trademark, copyright, patent or other intellectual property rights of others, such a finding could result in the need to cease the use of a trademark, trade secret, copyrighted work or patented invention in our business and an obligation to pay a substantial amount for past infringement. It could also be necessary to pay a substantial royalty in the future if the holders of such rights are willing to permit us to continue to use the intellectual property rights. Either having to cease use or pay such amounts could make us less competitive and could have a material adverse impact on our business, financial condition and results of operations.

Our operating results and financial performance may not meet expectations, which could adversely affect our stock price.

Our operating results and financial performance, which include sales, net income, earnings per common share, gross margin and cash flows, may not meet expectations. If our assumptions and estimates are incorrect or if we do not achieve all our key goals outlined in our strategic framework, then our actual performance could materially vary from our internal expectations and those of the market. Failure to meet or exceed these expectations could cause the market price of our stock to decline. In addition, the trading market for our common stock is influenced by the research and reports that securities analysts, industry analysts and other third parties publish about us or our business. We have no control over these reports or analysts. If securities or industry analysts adversely change their recommendations regarding our common stock or if any of these analysts cease coverage of us in their reports, our stock price and trading volume could decline. Our operating results and financial performance may be negatively influenced by several factors, many of which are discussed in this Item 1A "Risk Factors".

In addition, sales volume growth, whether due to acquisitions or organic growth, can place burdens on management resources and financial controls that, in turn, can have a negative impact on our operating results and financial condition. To some extent, we plan our expense levels in anticipation of future revenues. If actual revenues fall short of these expectations, operating results may be adversely affected, such as reduced operating margins or operating profits because actual expense levels that are higher relative to projected revenues.

We may not successfully develop, introduce and/or establish new products and line extensions.

Our future performance and growth depend, in part, on our ability to successfully develop, introduce and/or establish new products as both brand extensions and/or line extensions. There is no certainty that we will achieve those goals. We compete in several product categories where there are frequent introductions of new products and line extensions and such product introductions often require significant expenditure and support. Our ability to understand end user needs and preferences is key to maintaining and improving the competitiveness of our product offerings. The development and introduction of new products, as well as the renovation of current products and product lines, require substantial and effective research, development and marketing expenditure, which we may be unable to recoup if the new or renovated products do not gain widespread market acceptance. There are inherent risks associated with new product development and marketing efforts, including product development or launch delays, product performance issues during development, changing regulatory frameworks that affect the new products in development and the availability of key raw materials included in such products. These inherent risks could result in the failure of new products and product line extensions to achieve anticipated levels of market acceptance, additional costs resulting from failed product introductions and the product not being first to market. As we continue to focus on innovation and renovation of our products, our business, financial condition or results of operations could be materially adversely affected if we are not able to effectively develop and introduce new or renovated products and line or brand extensions.

If we are unable to successfully identify, complete or realize the benefits from strategic business developments, acquisitions, divestitures, joint ventures or investments, our financial results could be materially adversely affected.

We may increase growth through business development activities such as acquisitions, joint ventures, licensing and/or other strategic partnerships in the U.S. and internationally. For example, on March 4, 2024, we acquired all of the issued and outstanding capital stock of our Brazilian distributor, and began direct distribution within Brazil. If we are not able to identify, acquire and successfully integrate acquired products or companies or successfully manage joint ventures or other strategic partnerships, we may not be able to maximize these opportunities. The failure to properly manage business development activities because of difficulties in the assimilation of operations and products, the diversion of management's attention from other business concerns, the loss of key employees or other factors could have a material adverse effect on our business, financial condition and results of operations. In addition, there can be no assurance that our business development activities will be profitable or that they will achieve sales levels, profitability or synergies that justify the investments made.

Future acquisitions, joint ventures or strategic partnerships could also result in the incurrence of debt, potentially dilutive issuances of equity securities, contingent liabilities, amortization expenses related to certain intangible assets, unanticipated regulatory complications and/or increased operating expenses, all of which could materially adversely affect our results of operations and financial condition. In addition, to the extent that the economic benefits associated with any of our business development activities not materialize or diminish in the future, we may be required to record impairments to goodwill, intangible assets or other assets associated with such activities, which could also materially adversely affect our business, financial condition and results of operations.

In addition, we may consider divesting businesses or brands that do not meet our strategic objectives or do not meet our growth or profitability targets. For example, we are considering the sale of certain of our homecare and cleaning product brands. We may not be able to complete desired divestitures or close divestiture transactions on terms favorable to us. If we do complete such desired divestitures, gains or losses on the sales of, or lost operating income from, those businesses or brands may harm our profitability and margins. We may not be able to effectively deploy the proceeds from a divestiture in a manner that is accretive to our earnings. If we are unable to identify and execute on suitable investment opportunities, or if the investments we make do not perform as expected, our financial condition and results of operations could be adversely affected. Additionally, the failure to effectively reinvest such proceeds count result in lower returns on investment and diminished stockholder value.

Changes in marketing distributor relationships that are not managed successfully by us could result in a disruption in the affected markets.

We distribute our products throughout the world in one of two ways: the direct distribution model, in which products are sold directly by us to wholesalers and retailers in the U.S., Canada, Mexico, Brazil, Australia, China, the U.K. and a number of other countries, including those throughout Europe; and the marketing distributor model, in which products are sold to marketing distributors who in turn sell to wholesalers and retailers. The marketing distributor model is generally used in countries where we do not have direct Company-owned operations. Instead, we work with local companies who perform the sales, marketing and distribution functions. We invest time and resources into these relationships. Should our relationship with new or existing marketing distributors be unsuccessful, our sales within such a marketing distributor's territory could be adversely impacted until such time as a suitable replacement can be found and our key marketing strategies are implemented. There is a risk that changes in such marketing distributor relationships, including a change in key marketing distributor personnel or a transition to the direct distribution model, if not managed successfully, could result in a disruption in the affected markets and that such disruption could have a material adverse effect on our business, financial condition and results of operations. Additionally, in some countries, local laws may require substantial payments to terminate existing marketing distributor relationships, which could also have a material adverse effect on our business, financial condition and results of operations.

Product liability claims and other litigation and/or regulatory action could adversely affect our sales and operating results.

The use of our products may expose us to liability claims resulting from such use and potential enforcement actions, including the risk of recall. Claims could be based on allegations that, among other things, our products are improperly labeled or that statements we make on our labels are not accurate, contain contaminants, provide inadequate instructions regarding their use or inadequate warnings concerning their use or interactions with other substances. Product liability claims could result in negative publicity that could harm our sales and operating results. We maintain product liability insurance to protect us from loss attributable to product liability claims, but the extent of such loss could exceed available limits of insurance or could arise out of circumstances under which such insurance coverage is unavailable. Other business activities may also expose us to litigation risks, including risks that may not be covered by insurance such as contract disputes. If successful claims are asserted by regulatory agencies or third parties against us for non-compliance or uninsured liabilities or liabilities more than applicable limits of insurance coverage, our business, financial condition and results of operations may be adversely affected. If one of our products were determined to be noncompliant or mislabeled, we could be required to recall the product, which could result in significant expenses, adverse publicity and loss of revenues. Even if we are successful in defending against such claims, litigation could result in substantial cost and be a distraction to our management and employees.

Additionally, our products may be associated with competitor products or other products in the same category that may be alleged to have caused harm to consumers. As a result of this association, we may be named in unwarranted legal actions. The potential costs to defend such claims may materially affect our business, financial condition and results of operations.

Resolution of income tax matters may impact our financial condition and results of operations.

Significant judgment is required in determining our effective income tax rate and in evaluating tax positions, particularly those related to uncertain tax positions. We provide liabilities for uncertain tax positions when such tax positions do not meet the recognition thresholds or measurement requirements prescribed by the specific accounting standards for uncertain tax positions. Changes in uncertain tax positions or other adjustments resulting from tax audits and settlements with taxing authorities, including related interest and penalties, impact our effective tax rate. When tax matters arise, a number of years may elapse before such matters are audited and resolved, or the statute of limitations expires resulting in the release of the liability. Resolution of such matters or the expiration of the statute of limitations would be recognized as a reduction to our effective tax rate in the year of resolution. Any resolution of a tax matter may require the adjustment of tax assets or tax liabilities or the use of cash in the year of resolution. For additional information on such matters, see Part IV – Item 15, "Exhibits, Financial Statement Schedules" Note 14 – Income Taxes, in this report.

Changes in tax rules may also materially affect our future financial results or the way we conduct our business. For example, the "*Tax Cuts and Jobs Act*" (the "Tax Act"), which became effective beginning January 1, 2018, significantly changed U.S. tax law and tax rates, as well as mandated the application of a one-time "toll tax" on unremitted foreign earnings, among other things.

International tax changes that occur in the locations where we operate can also materially affect future financial results or operations. For example, we have significant operations in Europe that are subject to income tax rates and laws in multiple jurisdictions. A significant portion of our European income is subject to taxation in the U.K. because our European subsidiary is headquartered in the U.K. In June of 2021, an Act of Parliament received Royal Assent, changing the U.K. corporate tax rate from 19% to 25% effective on April 1, 2023, resulting in an increase in our effective tax rate.

The Tax Act and Inflation Reduction Act have authorized the U.S. Department of the Treasury to issue regulations with respect to the new provisions. We cannot predict how subsequent changes in the Tax Act, the Inflation Reduction Act, regulations, or other guidance issued under each, including conforming or non-conforming state tax rules, might affect our business, financial condition and results of operations. In addition, there can be no assurance that U.S. tax laws, including the corporate income tax rate, will not undergo significant additional changes in the future.

Goodwill and intangible assets are subject to impairment risk.

We assess the potential impairment of our goodwill during the second quarter of each fiscal year and when events or changes in circumstances indicate that an impairment condition may exist. We also assess our definite-lived intangible assets for potential impairment when events and circumstances indicate that the carrying amount of the asset may not be recoverable or its estimated remaining useful life may no longer be appropriate. Indicators such as underperformance relative to historical or projected future operating results, changes in our strategy for our overall business or use of acquired assets, unexpected negative industry or economic trends, decline in our stock price for a sustained period, decreased market capitalization relative to net book values, unanticipated technological change or competitive activities, loss of key distribution, change in consumer demand, loss of key personnel and acts by governments and courts may signal that an asset has become impaired.

The assessment for possible impairment of our goodwill and intangible assets involves judgments on several significant estimates and assumptions, including macroeconomic conditions, overall category growth rates, sales growth rates, cost containment and margin expansion and expense levels for advertising and promotions and general overhead, all of which are developed from a market participant standpoint. We may be required to record a significant charge in our consolidated financial statements during the period in which any impairment of our goodwill or intangible assets is identified, which could materially adversely affect our financial condition and results of operations. Strategic divestitures of certain businesses or brands could negatively impact our profitability as a result of a reduction in sales and operating income, decrease our cash flows, or cause us to recognize impairment charges. Changes in management estimates and assumptions as they relate to valuation of goodwill and intangible assets could affect our financial condition or results of operations in the future. For additional information, see Part IV – Item 15, "Exhibits, Financial Statement Schedules" Note 6 – Goodwill and Other Intangible Assets, in this report.

We may not have sufficient cash to service our indebtedness or to pay cash dividends.

Our debt consists of fixed rate senior notes and a revolving credit facility. We use income from operations to make interest and principal payments on our debt. Borrowings under our credit facility are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness will increase even if the amount borrowed remains the same, and our net income and cash flows, including cash available for servicing our indebtedness, will decrease. Our borrowing agreements include covenants to maintain certain financial ratios and to comply with other financial terms and conditions. Although we have historically paid out a large part of our earnings to stockholders in quarterly cash dividends, we may not have sufficient cash to do so in the future.

We may incur substantial debt in the future for general business and development activities. In addition, we may continue to use available cash balances to execute share repurchases under approved share buy-back plans. To the extent that we are required to seek additional financing to support certain of these activities, such financing may not be available in sufficient amounts or on terms acceptable to us, if at all. If we are unable to obtain such financing or to service our existing or future debt with our operating income, or if available cash balances are affected by future business performance, unstable global economic conditions, liquidity, capital needs, alternative investment opportunities or debt covenants, we could be required to reduce, suspend or eliminate our dividend payments to our stockholders. We may also reduce or suspend share repurchases depending on available or projected cash balances.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Cybersecurity Risk Management and Strategy

Management is responsible for cybersecurity risk management, which is part of our enterprise risk management and business continuity processes. We regularly evaluate our cybersecurity risk profile as well as the status and activities of our cybersecurity program, which aligns to the industry-recognized Center for Internet Security or CIS framework. We employ a defense-in-depth strategy which involves multiple layers of security controls to help prevent and detect possible risks and employ measures to protect our systems from business disruption. Our cybersecurity program includes tools and activities to prevent, detect, and analyze current and emerging cybersecurity threats, as well as plans and strategies to address threats and incidents. We also engage with third-party service providers, who possess expertise in information technology and cybersecurity, to aid in the design, implementation, and management of our cybersecurity infrastructure and protocols.

As part of our continuing education, employees are required to participate in cybersecurity awareness training at the commencement of their employment and annually thereafter. We reinforce this training with monthly internal phishing tests and cybersecurity newsletters to educate our employees on the latest cybersecurity threats and the most effective preventative measures.

As of the date of this Annual Report, we have not identified any cybersecurity threats that have had, or are likely to have, a material impact on our operations, including our business strategy, financial results, or financial condition. For more information on the risks associated with cybersecurity, refer to the "Risk Factors" section contained in Item 1A of this Form 10-K.

Cybersecurity Governance

Management is responsible for implementing our cybersecurity program. Our Chief Financial Officer works with our Vice President of Global Information & Technology ("IT") and regional IT members to lead our enterprise-wide information security program and manage our Cybersecurity Incident Response Plan. With over 30 years of experience in technology and information systems leadership our Vice President, Global Information & Technology oversees a global network of cybersecurity experts with an average of 25 years of experience. These teams work closely with internal stakeholders to develop, implement, and maintain a comprehensive security strategy that protects our enterprise and supports our business objectives. They also coordinate incident response efforts and proactively address emerging security threats. The recommendations of the management team are considered when updating our information security policies, procedures, and standards.

The Audit Committee oversees our cybersecurity risk and mitigation strategies. This committee is regularly briefed by management on the status and effectiveness of our cybersecurity initiatives, including policies and actions taken to monitor, identify, evaluate, mitigate, and report significant risks. The Audit Committee has specific training in overseeing cybersecurity risks, including a member who has earned Carnegie Mellon's CERT (Certificate in Cyber-Risk Oversight) and another with a certificate earned over cybersecurity risk. In addition, the Audit Committee receives periodic briefings from external experts in the area and regularly reports its oversight activities to the full board.

Item 2. Properties

Americas

We own and occupy an office located in San Diego, California which houses both corporate employees and employees in our Americas segment. We also lease a regional sales office in Miami, Florida, a research and development office and laboratory in Pine Brook, New Jersey and office space in Toronto, Ontario, Canada and Monterrey, Nuevo León, Mexico. In addition, we lease certain warehouse space and equipment at third-party manufacturer and distributor facilities throughout the U.S.

EIMEA

We own and occupy an office as well as a plant facility located in Milton Keynes, United Kingdom. We also lease space for our branch offices in Germany, France, Italy, Spain, Portugal and the Netherlands. In addition, we lease warehouse space at a third-party distributor facility in Denmark.

Asia-Pacific

We lease office space in Epping, New South Wales, Australia; Shanghai, China; and Kuala Lumpur, Malaysia.

Item 3. Legal Proceedings

The information required by this item is incorporated by reference to the information set forth in Item 15 of Part IV, "Exhibits, Financial Statement Schedules" Note 13 — Commitments and Contingencies, in the accompanying notes to the consolidated financial statements included in this report.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock is traded on the NASDAQ Global Select Market under the trading symbol WDFC. On October 15, 2024, the last reported sales price of our common stock on the NASDAQ Global Select Market was $260.85 per share, and there were 13,541,081 shares of common stock outstanding held by approximately 537 holders of record.

Dividends

We have historically paid regular quarterly cash dividends on our common stock. On December 12, 2023, our Board of Directors ("Board") approved a 6% increase in the regular quarterly cash dividend, increasing it from $0.83 per share to $0.88 per share. On October 4, 2024, our Board declared a cash dividend of $0.88 per share payable on October 31, 2024 to stockholders of record on October 18, 2024.

Our Board presently intends to continue the payment of regular quarterly cash dividends on our common stock. Our ability to pay dividends could be affected by future business performance, liquidity, capital needs, alternative investment opportunities and debt covenants.

Purchases of Equity Securities By the Issuer and Affiliated Purchasers

On June 19, 2023, our Board approved a new share repurchase plan (the "2023 Repurchase Plan"). Under the 2023 Repurchase Plan, which became effective on September 1, 2023, we are authorized to acquire up to $50.0 million of our outstanding shares through August 31, 2025. The timing and amount of repurchases are based on terms and conditions as may be acceptable to our Chief Executive Officer and Chief Financial Officer, subject to present loan covenants and in compliance with all laws and regulations applicable thereto. During the fiscal year ended August 31, 2024, the Company repurchased 34,250 shares at an average price of $236.32 per share, for a total cost of $8.1 million under this $50.0 million plan. No repurchase transactions were made during the fourth quarter of fiscal year 2024.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is designed to provide the reader of our financial statements with a narrative from the perspective of management on our financial condition, results of operations, liquidity and certain other factors that may affect future results. This MD&A includes the following sections: Overview, Highlights, Results of Operations, Performance Measures and Non-GAAP Reconciliations, Liquidity and Capital Resources, Critical Accounting Estimates, and Recently Issued Accounting Standards. The MD&A is provided as a supplement to, and should be read in conjunction with, our audited consolidated financial statements and the related notes included in Item 15 of this report.

Use of Non-GAAP Constant Currency

In order to show the impact of changes in foreign currency exchange rates on our results of operations, we have included constant currency disclosures, where necessary, in the Overview and Results of Operations sections which follow. Constant currency disclosures represent the translation of our current fiscal year revenues, expenses and net income from the functional currencies of our subsidiaries to U.S. Dollars using the exchange rates in effect for the corresponding period of the prior fiscal year. Results on a constant currency basis are not in accordance with accounting principles generally accepted in the United States of America ("non-GAAP") and should be considered in addition to, not as a substitute for, results prepared in accordance with U.S. GAAP. We use results on a constant currency basis as one of the measures to understand our operating results and evaluate our performance in comparison to prior periods in order to enhance the visibility of the underlying business trends, excluding the impact of translation arising from foreign currency exchange rate fluctuations. Management believes this non-GAAP financial measure provides investors with additional financial information that should be considered when assessing our underlying business performance and trends. However, reference to constant currency basis should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with U.S. GAAP.

Overview

The Company

WD-40 Company, based in San Diego, California, is a global marketing organization dedicated to creating positive lasting memories by developing and selling products that solve problems in workshops, factories and homes around the world. We own a wide range of well-known brands that include maintenance products and homecare and cleaning products: WD-40® Multi-Use Product, WD-40 Specialist®, 3-IN-ONE®, GT85®, X-14®, 2000 Flushes®, Carpet Fresh®, no vac®, Spot Shot®, 1001®, Lava® and Solvol®.

Our products are sold in various locations around the world. Maintenance products are sold worldwide in markets throughout North, Central and South America, Asia, Australia, Europe, India, the Middle East and Africa. Homecare and cleaning products are sold primarily in North America, the United Kingdom ("U.K.") and Australia. During the first quarter of fiscal year 2025 we reclassified our homecare and cleaning product portfolios in the Americas and EIMEA segments to held for sale. We sell our products primarily through hardware stores, automotive parts outlets, industrial distributors and suppliers, mass retail and home center stores, value retailers, grocery stores, online retailers, warehouse club stores, farm supply, sport retailers, and independent bike dealers.

Acquisitions

On March 4, 2024, we acquired all of the issued and outstanding capital stock of Brazilian distributor, Theron, from M12 Participações Empresarias S.A. See Note 3 – Acquisitions for additional information on this business combination. As a result of this acquisition, we shifted from an indirect distribution model to a direct model. Results from Brazil continue to be reported in the Americas segment for the fiscal year ended August 31, 2024.

Highlights

The following summarizes the financial and operational highlights for our business during the fiscal year ended August 31, 2024:

- *Consolidated net sales increased $53.3 million, or 10%, for fiscal year 2024 compared to the prior fiscal year. Increases in sales volume favorably impacted net sales by approximately $41.3 million from period to period. Increases in the average selling price of our products positively impacted net sales by approximately $4.2 million from period to period, primarily due to sales price increases implemented in certain regions during the prior fiscal year. Changes to net sales attributable to volumes and average selling price of our products are impacted by differences in sales mix related to products, markets and distribution channels from period to period. In addition, changes in foreign currency exchange rates from period to period had a favorable impact of $7.8 million on consolidated net sales for the fiscal year 2024. On a constant currency basis, net sales would have increased by $45.5 million, or 8% for fiscal year 2024 compared to the prior fiscal year. This favorable impact from changes in foreign currency exchange rates mainly came from our EIMEA segment, which accounted for 37% of our consolidated sales for the fiscal year ended August 31, 2024.*

- *Gross profit as a percentage of net sales increased to 53.4% for fiscal year 2024 compared to 51.0% for the prior fiscal year.*

- *Consolidated net income increased $3.7 million, or 6%, for fiscal year 2024 compared to the corresponding period of the prior fiscal year. Changes in foreign currency exchange rates from period to period had a favorable impact of $1.5 million on consolidated net income for fiscal year 2024. Thus, on a constant currency basis, net income would have increased by $2.2 million, or 3%, for fiscal year 2024 compared to the prior fiscal year.*

- *Diluted earnings per common share for fiscal year 2024 were $5.11 versus $4.83 in the prior fiscal year.*

- *During the first quarter of fiscal year 2025 we reclassified our homecare and cleaning product portfolios in the Americas and EIMEA segments to held for sale.*

Results of Operations

Fiscal Year Ended August 31, 2024 Compared to Fiscal Year Ended August 31, 2023

Operating Items

The following table summarizes operating data for our consolidated operations (in thousands, except percentages and per share amounts):

| | Fiscal Year Ended August 31, | | | |
| | | | Change from Prior Year | |
	2024	2023	Dollars	Percent
Net sales:				
WD-40 Multi-Use Product	$ 452,925	$ 407,672	$ 45,253	11 %
WD-40 Specialist	73,938	66,714	7,224	11 %
Other maintenance products	31,173	29,172	2,001	7 %
Total maintenance products	558,036	503,558	54,478	11 %
HCCP[1]	32,521	33,697	(1,176)	(3)%
Total net sales	590,557	537,255	53,302	10 %
Cost of products sold	275,330	263,035	12,295	5 %
Gross profit	315,227	274,220	41,007	15 %
Operating expenses	218,876	184,496	34,380	19 %
Income from operations	$ 96,351	$ 89,724	$ 6,627	7 %
Net income	$ 69,644	$ 65,993	$ 3,651	6 %
EPS – diluted	$ 5.11	$ 4.83	$ 0.28	6 %
Shares used in diluted EPS	13,584	13,604	(20)	0 %

(1) Homecare and cleaning products ("HCCP")

Net Sales by Segment

The following table summarizes net sales by segment (in thousands, except percentages):

| | Fiscal Year Ended August 31, | | | |
| | | | Change from Prior Year | |
	2024	2023	Dollars	Percent
Americas	$ 281,883	$ 266,772	$ 15,111	6 %
EIMEA	221,045	190,818	30,227	16 %
Asia-Pacific	87,629	79,665	7,964	10 %
Total	$ 590,557	$ 537,255	$ 53,302	10 %

Americas Sales

The following table summarizes net sales by product line for the Americas segment (in thousands, except percentages):

	Fiscal Year Ended August 31,			
			Change from Prior Year	
	2024	**2023**	**Dollars**	**Percent**
WD-40 Multi-Use Product	216,769	202,651	14,118	7 %
WD-40 Specialist	32,966	31,055	1,911	6 %
Other maintenance products	17,289	16,642	647	4 %
Total maintenance products	267,024	250,348	16,676	7 %
HCCP	14,859	16,424	(1,565)	(10)%
Total net sales	281,883	266,772	15,111	6 %
% of consolidated net sales	**48 %**	**50%**		
CC Net sales – non-GAAP [1]	$ 281,003	$ 266,772	$ 14,231	5 %
Currency impact on current period – non-GAAP	$ 880			

(1) Current fiscal year constant currency ("CC") net sales translated at the foreign currency exchange rates in effect for the corresponding period of the prior fiscal year, compared to prior period actual net sales.

The following table summarizes management's estimates of effects on net sales of changes in price, volume and foreign currency exchange rate impacts for the Americas segment (in millions):

	Change from Prior Year				
	First Quarter	**Second Quarter**	**Third Quarter**	**Fourth Quarter**	**Fiscal Year**
Increase (decrease) in average selling price[1]	$ 1.8	$ 2.2	$ 0.1	$ (1.6)	$ 2.5
Increase (decrease) in sales volume[1]	3.6	(2.4)	3.5	7.0	11.7
Currency impact on current period – non-GAAP	0.7	0.8	0.4	(1.0)	0.9
Increase in net sales	$ 6.1	$ 0.6	$ 4.0	$ 4.4	$ 15.1

(1) Management's estimates of changes in net sales attributable to volumes and the average selling price of our products are impacted by differences in sales mix related to products, markets and distribution channels from period to period.

Americas Sales – Fiscal Year Ended – August 31, 2024 Compared to August 31, 2023

Net sales in the Americas segment increased from period to period, highlighted by the following:

- WD-40 Multi-Use Product sales increased $14.1 million, or 7%, primarily due to the increase in Latin America of $14.8 million, or 40%. Sales in Latin America were favorably impacted by the transition to a direct marketing model in Brazil in the second half of fiscal year 2024, which resulted in an increase of net sales of $6.7 million from period to period. In addition, sales in other Latin American markets increased $8.1 million, or 23% due to increased sales volume from the timing of customer orders, successful promotional programs, and increased distribution of WD-40 Smart Straw. Sales in Latin America were favorably impacted by the changes in foreign currency exchange rates from period to period. End-user demand remained relatively constant in the U.S. and resulted in a slight increase in sales of $0.5 million from period to period. These favorable impacts to net sales were slightly offset by a decrease in sales in Canada of $1.2 million.

- WD-40 Specialist sales increased $1.9 million, or 6%, primarily due to new distribution and increased demand across all regions. Canada, in particular, saw an increase in sales of $0.8 million, or 46% from period to period primarily due to premiumization of the Specialist product line in the region.

- Other maintenance product sales remained relatively constant from period to period.

- Homecare and cleaning product sales decreased $1.6 million, or 10%, primarily due to reduced demand in the U.S. as a result of a lower level of advertising and promotional activities associated with these brands, as we focus on increasing sales of maintenance products in support of our four-by-four strategic framework.

For the Americas segment, 73% of sales came from the U.S., and 27% of sales came from Canada and Latin America combined for the fiscal year ended August 31, 2024 compared to the prior fiscal year when 78% of sales came from the U.S., and 22% of sales came from Canada and Latin America combined.

EIMEA Sales

The following table summarizes net sales by product line for the EIMEA segment (in thousands, except percentages):

| | Fiscal Year Ended August 31, | | | |
| | | | Change from Prior Year | |
	2024	**2023**	**Dollars**	**Percent**
WD-40 Multi-Use Product	168,450	142,965	25,485	18 %
WD-40 Specialist	30,876	27,029	3,847	14 %
Other maintenance products	12,741	11,507	1,234	11 %
Total maintenance products	212,067	181,501	30,566	17 %
HCCP	8,978	9,317	(339)	(4)%
Total net sales	221,045	190,818	30,227	16 %
% of consolidated net sales	**37 %**	**36%**		
CC Net sales – non-GAAP [1]	$ 212,981	$ 190,818	$ 22,163	12 %
Currency impact on current period – non-GAAP	$ 8,064			

(1) Current fiscal year constant currency net sales translated at the foreign currency exchange rates in effect for the corresponding period of the prior fiscal year, compared to prior period actual net sales.

The following table summarizes management's estimates of effects on net sales of changes in price, volume and foreign currency exchange rate impacts for the EIMEA segment (in millions):

| | Change from Prior Year | | | | |
	First Quarter	**Second Quarter**	**Third Quarter**	**Fourth Quarter**	**Fiscal Year**
Increase (decrease) in average selling price[1]	$ 0.7	$ 0.0	$ (1.2)	$ (0.7)	$ (1.2)
Increase in sales volume[1]	3.7	5.1	6.5	8.0	23.3
Currency impact on current period – non-GAAP	3.6	2.4	1.6	0.5	8.1
Increase in net sales	$ 8.0	$ 7.5	$ 6.9	$ 7.8	$ 30.2

(1) Management's estimates of changes in net sales attributable to volumes and the average selling price of our products are impacted by differences in sales mix related to products, markets and distribution channels from period to period.

The countries and regions in Europe where we sell through a direct sales force include the U.K., Italy, France, Iberia (which includes Spain and Portugal), DACH (which includes Germany, Austria and Switzerland) and Benelux (which includes Belgium, the Netherlands and Luxembourg). The regions in the EIMEA segment where we sell through local distributors include the Middle East, Africa, India, Eastern and Northern Europe.

EIMEA Sales – Fiscal Year Ended – August 31, 2024 Compared to August 31, 2023

Net sales increased in the EIMEA segment from period to period, highlighted by the following:

- WD-40 Multi-Use Product sales increased $25.5 million, or 18%, primarily due to higher sales volume. Volumes in the comparative period were unfavorably impacted by price increases that we implemented in the fourth quarter of fiscal year 2022 and first quarter of fiscal year 2023, which resulted in reduced demand as customers adjusted to those price increases. The combination of recovering volumes and increased selling prices resulted in higher sales across most regions. Sales increased most significantly for our direct markets in France, the DACH and Benelux regions, and Iberia, which were up $5.2 million, $5.0 million and $2.1 million, respectively. In addition, marketing distributor sales in Northern Europe and the Middle East increased $5.5 million and $4.1 million, respectively.

- WD-40 Specialist and other maintenance product sales increased $3.8 million, or 14%, and $1.2 million, or 11%, respectively, primarily due to the combined impact of higher sales volume across most regions due to increased distribution and stronger levels of demand after customers adjusted to price increases.

- Homecare and cleaning product sales remained relatively constant from period to period.

- Net sales were favorably impacted $8.1 million across our various brands as a result of favorable changes in foreign currency exchange rates. On a constant currency basis, sales in EIMEA would have increased 12%.

Asia-Pacific Sales

The following table summarizes net sales by product line for the Asia-Pacific segment (in thousands, except percentages):

| | Fiscal Year Ended August 31, | | | |
| | | | Change from Prior Year | |
	2024	2023	Dollars	Percent
WD-40 Multi-Use Product	67,706	62,056	5,650	9 %
WD-40 Specialist	10,096	8,630	1,466	17 %
Other maintenance products	1,143	1,023	120	12 %
Total maintenance products	78,945	71,709	7,236	10 %
HCCP	8,684	7,956	728	9 %
Total net sales	87,629	79,665	7,964	10 %
% of consolidated net sales	**15 %**	**14%**		
CC Net sales – non-GAAP [(1)]	$ 88,754	$ 79,665	$ 9,089	11 %
Currency impact on current period – non-GAAP	$ (1,125)			

(1) Current fiscal year constant currency net sales translated at the foreign currency exchange rates in effect for the corresponding period of the prior fiscal year, compared to prior period actual net sales.

The following table summarizes management's estimates of effects on net sales of changes in price, volume and foreign currency exchange rate impacts for the Asia-Pacific segment (in millions):

	Change from Prior Year				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
Increase (decrease) in average selling price[1]	$ 1.6	$ 1.4	$ (0.1)	$ —	$ 2.9
Increase (decrease) in sales volume[1]	0.3	(0.3)	3.0	3.2	6.2
Currency impact on current period – non-GAAP	(0.4)	(0.3)	(0.4)	—	(1.1)
Increase in net sales	$ 1.5	$ 0.8	$ 2.5	$ 3.2	$ 8.0

(1) Management's estimates of changes in net sales attributable to volumes and the average selling price of our products are impacted by differences in sales mix related to products, markets and distribution channels from period to period.

Asia-Pacific Sales – Fiscal Year Ended – August 31, 2024 Compared to August 31, 2023

Net sales in the Asia-Pacific segment increased from period to period, highlighted by the following:

- WD-40 Multi-Use Product sales increased $5.7 million, or 9%. Sales in the Asia distributor markets increased $4.3 million, or 13%, primarily due to successful promotional programs across most countries in the region, in particular Indonesia, Korea and Taiwan. Increases in the average selling price in these distributor markets also increased net sales from period to period. In addition, sales in China increased $1.6 million, or 8%, due to increased sales volume from successful promotional programs and marketing activities throughout fiscal year 2024.

- WD-40 Specialist sales increased $1.5 million, or 17%, primarily due to increased sales volume in China due to successful promotional programs and marketing activities as well as increased sales volume due to distribution of a motorbike product line new to the region.

- Homecare and cleaning product sales increased $0.7 million or 9%. The increase was due to higher sales volume in Australia attributable to successful promotional activities and improved packaging.

- Net sales were unfavorably impacted $1.1 million across our various brands as a result of changes in foreign currency exchange rates. On a constant currency basis, sales in Asia-Pacific would have increased 11%.

Gross Profit

The following general information is important when assessing fluctuations in our gross margin:

- There is often a delay before changes in costs of raw materials, such as specialty chemicals used in the formulation of our products, impact cost of products sold due to production and inventory life cycles. Such delays increase with higher production and inventory levels.

- In general, the timing of advertising, promotional and other discounts may cause fluctuations in gross margin from period to period. Advertising, promotional and other discounts that are given to our customers are recorded as a reduction to sales, whereas advertising and sales promotional costs associated with promotional activities that we pay to third parties are recorded as advertising and sales promotion expenses.

- In the EIMEA segment, the majority of our cost of goods sold is denominated in Pound Sterling whereas sales are generated in Pound Sterling, Euro and the U.S. Dollar. The strengthening or weakening of the Euro and U.S. Dollar against the Pound Sterling may result in foreign currency related changes to the gross margin percentage in the EIMEA segment from period to period.

- Our gross profit and gross margin may not be comparable to those of other consumer product companies, since some of these companies include all costs related to distribution of their products in cost of products sold, whereas we exclude the portion associated with amounts paid to third parties for shipment to our customers from our distribution centers and contract manufacturers and include these costs in selling, general and administrative expenses. These costs totaled $17.3 million and $17.1 million for the fiscal years ended August 31, 2024 and 2023, respectively.

The following table summarizes gross margin and gross profit (in thousands, except percentages):

	Fiscal Year Ended August 31,		
	2024	2023	Change from Prior Year
Gross profit	$ 315,227	$ 274,220	$ 41,007
Gross margin	53.4 %	51.0 %	240 bps [1]

(1) Basis points ("bps") change in gross margin.

Gross Margin – Fiscal Year Ended – August 31, 2024 Compared to August 31, 2023

Gross margin increased 240 bps primarily due to the following favorable impacts:

Favorable	Explanations
130 bps	Favorable sales mix and other miscellaneous mix impacts
80 bps	Lower costs of specialty chemicals used in the formulation of our products
80 bps	Lower warehousing, distribution and freight costs, primarily in the Americas segment

Selling, General and Administrative ("SG&A") Expenses

	Fiscal Year Ended August 31,			
			Change from Prior Year	
	2024	2023	Dollars	Percent
SG&A expenses	$ 183,859	$ 154,684	$ 29,175	19 %
% of net sales	31.1 %	28.8 %		

SG&A Expenses – Fiscal Year Ended – August 31, 2024 Compared to August 31, 2023

The increase in SG&A expenses was primarily due to increases in employee-related costs of $16.1 million primarily due to an increase in accrued incentive compensation of $8.8 million, as well as annual compensation increases and higher headcount. Professional services fees increased $6.1 million in support of our strategic initiatives in the Americas and EIMEA segments. The increase in professional service costs includes a $2.7 million increase in computer-related costs, primarily associated with the ERP system we recently implemented in the U.S. and the amortization of cloud computing implementation costs associated with this system. In addition, professional services fees increased due to costs associated with the development of a direct market in Brazil. Travel and meeting expense increased SG&A expense by $2.5 million primarily as a result of increased travel related to geographic expansion and other initiatives aligned with our strategic framework. Unfavorable changes in foreign currency exchange rates increased SG&A expenses by $2.1 million from period to period.

We continued our research and development investment, the majority of which is associated with our maintenance products, including efforts focused on sustainability as well as our focus on innovation and renovation of our products. Research and development costs for the fiscal years ended August 31, 2024 and 2023 were $8.0 million and $6.2 million, respectively. Our research and development team engages in consumer research, environmental and sustainability initiatives, product development, product improvements and testing activities. This team leverages its development capabilities by collaborating with a network of outside resources including our current and prospective third-party contract manufacturers. The level and types of expenses incurred within research and development can vary from period to period depending upon the types of activities being performed.

Advertising and Sales Promotion ("A&P") Expenses

	Fiscal Year Ended August 31,			
			Change from Prior Year	
	2024	2023	Dollars	Percent
A&P expenses	$ 33,911	$ 28,807	$ 5,104	18 %
% of net sales	5.7 %	5.4 %		

A&P Expenses – Fiscal Year Ended – August 31, 2024 Compared to August 31, 2023

The increase in A&P expenses was primarily due to a higher level of promotional programs and marketing support, particularly in the Americas and EIMEA segments. Changes in foreign currency exchange rates primarily in EIMEA segment had a $0.9 million unfavorable impact on A&P expenses from period to period.

Total promotional costs recorded as a reduction to sales were $32.7 million and $29.1 million, or 5.5% and 5.4% of net sales, for the fiscal years ended August 31, 2024 and 2023, respectively. Therefore, our total expenditure on A&P activities totaled $66.6 million and $57.9 million or 11.2% and 10.8% of net sales, for the fiscal years ended August 31, 2024 and 2023, respectively.

Income from Operations by Segment

The following table summarizes income from operations by segment (in thousands, except percentages):

	Fiscal Year Ended August 31,			
			Change from Prior Year	
	2024	2023	Dollars	Percent
Americas	$ 65,037	$ 60,797	$ 4,240	7 %
EIMEA	46,809	39,456	7,353	19 %
Asia-Pacific	29,714	25,888	3,826	15 %
Unallocated corporate [1]	(45,209)	(36,417)	(8,792)	(24)%
Total	$ 96,351	$ 89,724	$ 6,627	7 %

(1)   Unallocated corporate expenses are general corporate overhead expenses not directly attributable to any one of the business segments. These expenses are reported separate from our identified segments and are included in Selling, General and Administrative expenses on our consolidated statements of operations.

Americas

Americas Operating Income – Fiscal Year Ended – August 31, 2024 Compared to August 31, 2023

Income from operations for the Americas increased to $65.0 million, up $4.2 million, or 7%, due to a $15.1 million increase in sales and a higher gross margin, partially offset by higher operating expenses. Gross margin for the Americas segment increased from 48.9% to 50.9% primarily due to the favorable impact of price increases and decreases to costs of petroleum-based specialty chemicals as well as lower warehousing, distribution and freight costs from period to period. These favorable impacts were partially offset by increases in the costs of aerosol cans and filling fees at our third-party manufacturers. Operating expenses increased $8.6 million due to higher employee-related costs as a result of increased headcount and annual compensation increases. Operating expenses also increased due to to a higher level of A&P expenses and travel and meeting expense in support of our strategic framework. Operating income as a percentage of net sales increased from 22.8% to 23.1% period over period.

EIMEA

EIMEA Operating Income – Fiscal Year Ended – August 31, 2024 Compared to August 31, 2023

Income from operations for the EIMEA segment increased to $46.8 million, up $7.4 million, or 19%, primarily due to a $30.2 million increase in sales and a higher gross margin, which was partially offset by higher operating expenses. Gross margin for the EIMEA segment increased from 52.2% to 54.7% primarily due to favorable changes from foreign currency exchange rates and changes in sales mix and market mix, as well as the combined impact of decreases in the costs of petroleum-based specialty chemicals and aerosol cans from period to period. Operating expenses increased $14.0 million primarily due to higher employee-related costs as a result of higher accrued incentive compensation, annual compensation increases and increased headcount. In addition, operating expenses increased due to higher A&P expenses, as well as higher level of professional service costs and travel and meeting expenses in support of our strategic framework. Operating income as a percentage of net sales increased from 20.7% to 21.2% period over period.

Asia-Pacific

Asia-Pacific Operating Income – Fiscal Year Ended – August 31, 2024 Compared to August 31, 2023

Income from operations for the Asia-Pacific segment increased to $29.7 million, up $3.8 million, or 15%, primarily due to a $8.0 million increase in sales and a higher gross margin, partially offset by an increase in operating expenses. Gross margin for the Asia-Pacific segment increased from 55.3% to 58.0% primarily due to changes in sales mix and market mix across most regions from period to period, as well as the favorable impact of price increases, particularly in Australia and Asia distributor markets. Operating expenses increased $3.0 million from period to period primarily due to higher employee-related costs, including increased accrued incentive compensation. In addition, operating expenses increased as a result of a higher level of A&P expenses, professional service costs and travel and meeting expenses. Operating income as a percentage of net sales increased from 32.5% to 33.9% period over period.

Unallocated Corporate

Unallocated Corporate Expenses – Fiscal Year Ended – August 31, 2024 Compared to August 31, 2023

Unallocated Corporate expenses increased to $45.2 million, up $8.8 million, or 24%, primarily due to increased accrued incentive compensation and higher employee-related costs as a result of increased headcount and annual compensation increases. In addition, operating expenses increased as a result of higher costs associated with the ERP system we recently implemented in the United States.

Non-Operating Items

The following table summarizes non-operating income and expenses for our consolidated operations (in thousands):

| | Fiscal Year Ended August 31, | | |
	2024	2023	Change
Interest income	$ 474	$ 231	$ 243
Interest expense	$ 4,287	$ 5,614	$ (1,327)
Other (expense) income, net	$ (1,030)	$ 822	$ (1,852)
Provision for income taxes	$ 21,864	$ 19,170	$ 2,694

Interest Income

Interest income was not significant for both the fiscal years ended August 31, 2024 and 2023.

Interest Expense

Interest expense decreased $1.3 million primarily due to a decrease in weighted average outstanding balance on our revolving credit facility slightly offset by higher interest rates related to draws on this credit facility.

Other (Expense) Income, Net

Other (expense) income, net changed by $1.9 million from period to period which was primarily due to net foreign currency gains during fiscal year 2023 as compared to net foreign currency exchange losses in fiscal year 2024 due to fluctuations in the foreign currency exchange rates for both the U.S. Dollar and the Euro against the Pound Sterling.

Provision for Income Taxes

The provision for income taxes was 23.9% and 22.5% of income before income taxes for the fiscal years ended August 31, 2024 and 2023, respectively. Descriptions of impacts on our effective income tax rate are incorporated by reference to Part IV—Item 15, "Exhibits, Financial Statement Schedules" Note 14 – Income Taxes, included in this report.

Net Income

Net income was $69.6 million, or $5.11 per common share on a fully diluted basis, for fiscal year 2024 compared to $66.0 million, or $4.83 per common share on a fully diluted basis, for the prior fiscal year. Changes in foreign currency exchange rates year over year had a favorable impact of $1.5 million on net income for fiscal year 2024. Thus, on a constant currency basis, net income for fiscal year 2024 would have been $68.2 million.

Fiscal Year Ended August 31, 2023 Compared to Fiscal Year Ended August 31, 2022

For discussion related to changes in financial condition and the results of operations for fiscal year 2023 compared to fiscal year 2022, refer to Part II—Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 10-K for the fiscal year ended August 31, 2023, which was filed with the SEC on October 23, 2023.

Performance Measures and Non-GAAP Reconciliations

In managing our business operations and assessing our financial performance, we supplement the information provided by our financial statements with certain non-GAAP performance measures. These performance measures are part of our current 55/30/25 business model, which includes gross margin, cost of doing business, and earnings before interest, income taxes, depreciation and amortization ("Adjusted EBITDA"), the latter two of which are non-GAAP performance measures. Cost of doing business is defined as total operating expenses less amortization of definite-lived intangible assets, impairment charges related to intangible assets, amortization of implementation costs associated with cloud computing arrangements ("cloud computing amortization") and depreciation in operating departments. Adjusted EBITDA is defined as net income before interest, income taxes, depreciation, amortization of definite-lived intangible assets, and cloud computing amortization. Beginning in fiscal year 2024, cloud computing amortization is included in our of cost of doing business and Adjusted EBITDA calculations. We have placed a new cloud-based enterprise resource planning system into service in the U.S., which we began to amortize in the second quarter of fiscal year 2024. Implementation of such systems is related to initiatives associated with our strategic framework to help us achieve greater operational efficiencies. Cloud computing amortization is recognized in selling, general and administrative expenses in our consolidated statements of operations.

We target our gross margin to be 55% of net sales, our cost of doing business to be 30% of net sales, and our Adjusted EBITDA to be 25% of net sales. Results for these performance measures may vary from period to period depending on various factors, including economic conditions such as the inflationary environment we have experienced in the last several fiscal years, and our level of investment in activities for the future such as those related to quality assurance, regulatory compliance, information technology, sustainability, and intellectual property protection in order to safeguard our WD-40 brand. Our targets for gross margin and these other performance measures are long-term in nature and we expect to make progress towards them over time. Given the anticipated divestiture of certain of our household brands, progression on certain aspects of our business model may be challenged if the potential divestiture occurs. However, we intend to focus our resources and investments from the potential sale of those brands on growing our higher growth and higher gross margin core business.

The following table summarizes the results of these performance measures:

	Fiscal Year Ended August 31,		
	2024	2023	2022
Gross margin – GAAP	53 %	51 %	49 %
Cost of doing business as a percentage of net sales – non-GAAP	36 %	33 %	31 %
Adjusted EBITDA as a percentage of net sales – non-GAAP [(1)]	18 %	18 %	18 %

(1) Percentages may not aggregate to Adjusted EBITDA percentage due to rounding and because amounts recorded in other income (expense), net on our consolidated statement of operations are not included as an adjustment to earnings in the Adjusted EBITDA calculation.

We use the performance measures above to establish financial goals and to gain an understanding of our comparative performance from period to period. We believe that these measures provide our stockholders with additional insights into how we run our business. We believe these measures also provide investors with additional financial information that should be considered when assessing our underlying business performance and trends. These non-GAAP financial measures are supplemental in nature and should not be considered in isolation or as alternatives to net income, income from operations or other financial information prepared in accordance with GAAP as indicators of our performance or operations. The use of any non-GAAP measure may produce results that vary from the GAAP measure and may not be comparable to a similarly defined non-GAAP measure used by other companies. Reconciliations of these non-GAAP financial measures to our financial statements as prepared in accordance with GAAP are as follows:

Cost of Doing Business (in thousands, except percentages):

	Fiscal Year Ended August 31,					
		2024		2023		2022
Total operating expenses – GAAP	$	218,876	$	184,496	$	167,435
Amortization [(1)]		(2,327)		(1,005)		(1,434)
Depreciation (in operating departments)		(4,112)		(4,147)		(4,369)
Cost of doing business	$	212,437	$	179,344	$	161,632
Net sales	$	590,557	$	537,255	$	518,820
Cost of doing business as a percentage of net sales – non-GAAP		36 %		33 %		31 %

(1) Includes amortization of definite-lived intangible assets and cloud computing amortization.

Adjusted EBITDA (in thousands, except percentages):

	Fiscal Year Ended August 31,					
		2024		2023		2022
Net income – GAAP	$	69,644	$	65,993	$	67,329
Provision for income taxes		21,864		19,170		16,779
Interest income		(474)		(231)		(102)
Interest expense		4,287		5,614		2,742
Amortization [(1)]		2,327		1,005		1,434
Depreciation		8,350		7,146		6,860
Adjusted EBITDA	$	105,998	$	98,697	$	95,042
Net sales	$	590,557	$	537,255	$	518,820
Adjusted EBITDA as a percentage of net sales – non-GAAP		18 %		18 %		18 %

(1) Includes amortization of definite-lived intangible assets and cloud computing amortization.

Liquidity and Capital Resources

Overview

Our financial condition and liquidity remain strong. Although there continues to be uncertainty related to adverse global economic conditions, volatility in financial markets, the current inflationary environment and their impacts on our future results, we believe our efficient business model positions us to manage our business through such situations. We continue to manage all aspects of our business including, but not limited to, monitoring our liquidity, the financial health of our customers, suppliers and other third-party relationships, implementing gross margin enhancement strategies and developing new opportunities for growth.

Our principal sources of liquidity are cash generated from operations and cash currently available from our existing unsecured revolving credit facility under the Credit Agreement with Bank of America, N.A. We use the revolving credit facility primarily for our general working capital needs. We also hold borrowings under the Note Agreement. See Note 9 – Debt for additional information on these agreements.

We have historically held a balance of outstanding draws on our line of credit in either U.S. Dollars in the Americas segment or in Euros and Pounds Sterling in the EIMEA segment. Euro and Pound Sterling denominated draws fluctuate in U.S. Dollars from period to period due to changes in foreign currency exchange rates. We regularly convert many of our draws on our line of credit to new draws with new maturity dates and interest rates. We have the ability to refinance any draws under the line of credit with successive short-term borrowings through the April 30, 2029 maturity date of the Credit Agreement. Outstanding draws for which we have both the ability and intent to refinance with successive short-term borrowings for a period of at least twelve months are classified as long-term. As of August 31, 2024, $20.0 million of the facility was classified as long-term and was entirely denominated in Euros. $7.8 million was classified as short-term and was entirely denominated in U.S. Dollars. In the United States, we held $66.8 million in fixed rate long-term borrowings as of August 31, 2024, consisting of senior notes under our Note Agreement. We paid $0.8 million in principal payments on our Series A Notes during fiscal year 2024. There were no other letters of credit outstanding or restrictions on the amount available on our line of credit or notes. Per the terms of both the Note Agreement and the Credit Agreement, our consolidated leverage ratio cannot be greater than three and a half to one and our consolidated interest coverage ratio cannot be less than three to one. See Note 9 – Debt for additional information on these financial covenants. At August 31, 2024, we were in compliance with all material debt covenants. We continue to monitor our compliance with all debt covenants and, at the present time, we believe that the likelihood of being unable to satisfy all material covenants is remote. At August 31, 2024, we had a total of $46.7 million in cash and cash equivalents. We do not foresee any ongoing issues with repaying our borrowings and we closely monitor the use of this credit facility.

We believe that our future cash from domestic and international operations, together with our access to funds available under our unsecured revolving credit facility, will provide adequate resources to fund short-term and long-term operating requirements, debt maturities, capital expenditures, dividend payments, acquisitions, new business development activities and share repurchases. On June 19, 2023, our Board approved a share repurchase plan (the "2023 Repurchase Plan"). Under the 2023 Repurchase Plan, which became effective on September 1, 2023, we are authorized to acquire up to $50.0 million of our outstanding shares through August 31, 2025, of which $41.9 million remained available for the repurchase of shares of common stock as of August 31, 2024.

Cash Flows

The following table summarizes our cash flows by category for the periods presented (in thousands):

	Fiscal Year Ended August 31,		
	2024	2023	2022
Net cash provided by operating activities	$ 92,034	$ 98,391	$ 2,604
Net cash used in investing activities	(9,735)	(6,216)	(7,691)
Net cash used in financing activities	(83,936)	(85,048)	(38,011)
Effect of exchange rate changes on cash and cash equivalents	193	3,173	(5,020)
Net (decrease) increase in cash and cash equivalents	$ (1,444)	$ 10,300	$ (48,118)

Operating Activities

Net cash provided by operating activities decreased $6.4 million to $92.0 million for fiscal year 2024. Cash flows from operating activities depend heavily on operating performance and changes in working capital. Our primary source of operating cash flows for fiscal year ended August 31, 2024 was net income of $69.6 million, which increased $3.7 million from period to period. Changes in adjustments to reconcile net income to cash increased net cash provided by operating activities by $5.0 million, primarily due to net unrealized foreign currency losses during the current fiscal year compared to net unrealized foreign currency gains in the prior fiscal year and an increase in depreciation expense.

Changes in our working capital increased net cash provided by operating activities by $4.6 million for the fiscal year 2024, compared to a $19.5 million increase in the prior fiscal year. The unfavorable net change in working capital was primarily attributable to changes in inventory and trade and other accounts receivable. Although we decreased inventory levels throughout fiscal year 2024, decreases in inventory during fiscal year 2023 were more significant. We took deliberate actions during fiscal year 2023 to improve capacity and flexibility of our supply chain to decrease inventory levels from the build up from prior years. Trade and other accounts receivable increased significantly during fiscal year 2024 as a result of higher sales and timing of collection of payments from customers. These unfavorable changes in working capital were partially offset by favorable changes in accounts payable, accrued liabilities, accrued payroll and related expenses.

Investing Activities

Net cash used in investing activities increased $3.5 million to $9.7 million for fiscal year 2024, primarily due to the purchase of our Brazilian distributor, Theron, as we shifted from an indirect distribution model to a direct model.

Financing Activities

Net cash used in financing activities decreased $1.1 million to $83.9 million for fiscal year 2024. This change was primarily due to lower net repayments on our revolving credit facility which was $25.4 million during the fiscal year, compared to $28.4 million in the prior fiscal year, as well as decreases in treasury stock purchases of $2.3 million during the fiscal year compared to the prior period. Offsetting these decreases in cash outflows from period to period was an increase in dividends paid to our stockholders of $2.6 million, as well as an increase of $1.6 million in shares withheld to cover taxes on conversion of equity awards.

Effect of Exchange Rate Changes

All of our foreign subsidiaries currently operate in currencies other than the U.S. Dollar and a significant portion of our consolidated cash balance is denominated in these foreign functional currencies, particularly at our U.K. subsidiary. As a result, our cash and cash equivalents balances are subject to the effects of the fluctuations in these functional currencies against the U.S. Dollar at the end of each reporting period. The net effect of exchange rate changes on cash and cash equivalents, when expressed in U.S. Dollar terms was not significant in fiscal year 2024, while such changes resulted in an increase in cash of $3.2 million for fiscal year 2023, and a decrease in cash of $5.0 million in fiscal year 2022. These changes were primarily due to fluctuations in various foreign currency exchange rates from period to period, but the majority is related to the fluctuations in the Pound Sterling against the U.S. Dollar.

Cash Flows

Fiscal Year Ended August 31, 2023 Compared to Fiscal Year Ended August 31, 2022

For discussion related to changes in the consolidated statements of cash flows for fiscal year 2023 compared to fiscal year 2022, refer to Part II—Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 10-K for the fiscal year ended August 31, 2023, which was filed with the SEC on October 23, 2023.

Share Repurchase Plans

The information required by this item is incorporated by reference to Part IV—Item 15, "Exhibits, Financial Statement Schedules" Note 10 — Share Repurchase Plan, included in this report.

Dividends

We have historically paid regular quarterly cash dividends on our common stock. On December 12, 2023, our Board approved a 6% increase in the regular quarterly cash dividend, increasing it from $0.83 per share to $0.88 per share. On October 4, 2024, our Board declared a cash dividend of $0.88 per share payable on October 31, 2024 to stockholders of record on October 18, 2024. Our ability to pay dividends could be affected by future business performance, liquidity, capital needs, alternative investment opportunities and loan covenants.

Contractual Obligations

We hold borrowings under our Note Purchase and Private Shelf Agreement with fixed repayment requirements and under a Revolving Credit Facility that has variable underlying interest rates. For additional details on these borrowings, including ability and intent assessment on our credit facility agreement with Bank of America, N.A., refer to the information set forth in Part IV—Item 15, "Exhibits, Financial Statement Schedules", Note 9 – Debt.

Additionally, we have ongoing relationships with various suppliers (contract manufacturers) that manufacture our products, and third-party distribution centers that warehouse and ship our products to customers. The contract manufacturers maintain title and control of certain raw materials and components, materials utilized in finished products, and the finished products themselves until shipment to our third-party distribution centers or customers in accordance with agreed-upon shipment terms. Although we have definitive minimum purchase obligations in the contract terms with certain of our contract manufacturers, when such obligations have been included, they have either been immaterial or the minimum amounts have been such that they are well below the volume of goods that we have historically purchased. In addition, in the ordinary course of business, we communicate supply needs to our contract manufacturers based on orders and short-term projections, ranging from two to six months. We are committed to purchase the products produced by the contract manufacturers based on the projections provided.

Upon the termination of contracts with contract manufacturers, we obtain certain inventory control rights and are obligated to work with the contract manufacturer to sell through all product held by or manufactured by the contract manufacturer on our behalf during the termination notification period. If any inventory remains at the contract manufacturer at the termination date, we are obligated to purchase such inventory which may include raw materials, components and finished goods. The amounts for inventory purchased under termination commitments have been immaterial.

In addition to the commitments to purchase products from contract manufacturers described above, we may also enter into commitments with other manufacturers to purchase finished goods and components to support innovation initiatives and/or supply chain initiatives. As of August 31, 2024, no such commitments were outstanding.

We have also recorded a liability for uncertain tax positions. For details on our uncertain tax positions, refer to the information set forth in Part IV—Item 15, "Exhibits, Financial Statement Schedules" Note 14 – Income Taxes.

Critical Accounting Estimates

Our results of operations and financial condition, as reflected in our consolidated financial statements, have been prepared in accordance with accounting principles generally accepted in the United States of America. Preparation of financial statements requires us to make estimates and assumptions affecting the reported amounts of assets, liabilities, revenues and expenses and the disclosures of contingent assets and liabilities. We use historical experience and other relevant factors when developing estimates and assumptions and these estimates and assumptions are continually evaluated. The accounting estimates discussed below are the ones we consider to be most critical to an understanding of our consolidated financial statements because their application places the most significant demands on our judgment. Our financial results may have varied from those reported had different assumptions been used or other conditions prevailed.

Revenue Recognition

Sales are recognized as revenue at a point in time upon transferring control of the product to the customer. This typically occurs when products are shipped or delivered, depending on when risks of loss and title have passed to the customer per the terms of the contract. For certain of our sales we must make judgments and certain assumptions in order to determine when delivery has occurred. Through an analysis of end-of-period shipments for these particular sales, we estimate the time of transit and delivery of product to our customers to determine whether revenue should be recognized during the current reporting period for such shipments. Differences in judgments or estimates related to the lengthening or shortening of the estimated delivery time used could result in material differences in the timing of revenue recognition.

In determining the transaction price, management evaluates whether the price is subject to refunds or adjustments related to variable consideration to determine the net consideration to which we expect to be entitled. We record estimates of variable consideration as a reduction of sales in the consolidated statements of operations. Variable consideration primarily includes rebates/other discounts (cooperative marketing programs, volume-based discounts, shelf price reductions and allowances for shelf space, charges from customers for services they provided to us related to the sale and penalties/fines charged to us by our customers for failing to adhere to contractual obligations), coupon offers, cash discount allowances, and sales returns. These estimates are based on the expected value method considering all reasonably available information, including current and past trade promotion spending patterns, status of trade promotion activities and the interpretation of historical spending trends by customer and category, customer agreements and/or currently known factors that arise in the normal course of business. We review our assumptions and adjust these estimates accordingly on a quarterly basis. Our consolidated financial statements could be materially impacted if the actual promotion rates are different from the estimated rates. If our accrual estimates for sales incentives at August 31, 2024 were to differ by 10%, the impact on net sales would be approximately $1.4 million.

Accounting for Income Taxes

A deferred income tax liability or asset is established for the expected future tax consequences resulting from the differences in financial reporting and tax bases of assets and liabilities. Based on changes in the related tax law as well as forecasted results, a valuation allowance is provided if it is more likely than not that some or all of the deferred tax assets will not be realized. In addition to valuation allowances, we provide for uncertain tax positions when such tax positions do not meet the recognition thresholds or measurement standards prescribed by the authoritative guidance on income taxes. Amounts for uncertain tax positions are adjusted in periods when new information becomes available or when positions are effectively settled. We recognize accrued interest and penalties related to uncertain tax positions as a component of income tax expense.

We are required to make assertions on whether our foreign subsidiaries will invest their undistributed earnings indefinitely and these assertions are based on the capital needs of the foreign subsidiaries. Generally, unremitted earnings of our foreign subsidiaries are not considered to be indefinitely reinvested. However, there is an exception regarding specific statutory remittance restrictions imposed on our China subsidiary. Costs associated with repatriating unremitted foreign earnings, including U.S. state income taxes and foreign withholding taxes, are immaterial to our consolidated financial statements. For additional information on income tax matters, see Part IV—Item 15, "Exhibits, Financial Statement Schedules" Note 14 — Income Taxes, included in this report.

Recently Issued Accounting Standards

Information on Recently Issued Accounting Standards that could potentially impact our consolidated financial statements and related disclosures is incorporated by reference to Part IV—Item 15, "Exhibits, Financial Statement Schedules" Note 2 — Basis of Presentation and Summary of Significant Accounting Policies, included in this report.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Risk

We are exposed to a variety of risks, including foreign currency exchange rate fluctuations. In the normal course of business, we employ established policies and procedures to manage our exposure to fluctuations in foreign currency values.

All of our international subsidiaries operate in functional currencies other than the U.S. Dollar. As a result, we are exposed to foreign currency related risk when the financial statements of our international subsidiaries are translated for consolidation purposes from functional currencies to U.S. Dollars. This foreign currency risk can affect sales, expenses and profits as well as assets and liabilities that are denominated in currencies other than the U.S. Dollar. We do not enter into any hedging activities to mitigate this foreign currency translation risk.

Our U.K. subsidiary utilizes foreign currency forward contracts to limit our exposure to net asset balances held in non-functional currencies. We regularly monitor our foreign exchange exposures to ensure the overall effectiveness of our foreign currency hedge positions. While we engage in foreign currency hedging activity to reduce our risk, for accounting purposes, none of our foreign currency forward contracts are designated as hedges.

Commodity Price Risk

Specialty chemicals and aerosol cans constitute a significant portion of the cost of many of our maintenance products. Volatility in the price of oil directly impacts the cost of specialty chemicals which are indexed to the price of crude oil. If there are significant increases in the costs of crude oil, our gross margins and operating results will be negatively impacted. We do not currently have a strategy or policy to enter into transactions to hedge crude oil price volatility, but we regularly review our position based on market conditions and other factors.

Interest Rate Risk

As of August 31, 2024, we had a $27.8 million outstanding balance on our existing $125.0 million revolving credit facility agreement with Bank of America, N.A. This $125.0 million revolving credit facility is subject to interest rate fluctuations. Under the terms of the credit facility agreement, we make borrowings in U.S. Dollars or in foreign currencies from time to time until April 30, 2029. In addition, we had $66.8 million in fixed rate borrowings consisting of senior notes under our note purchase agreements as of August 31, 2024. For additional details on our long-term borrowings as of August 31, 2024, refer to the information set forth in Part IV—Item 15, "Exhibits, Financial Statement Schedules" and Note 9 – Debt. Interest rates associated with this revolving credit facility are based on the following rates:

- Secured Overnight Financing Rate (U.S. Dollar borrowings)

- Sterling Overnight Index Average Reference Rate (Pound Sterling borrowings)

- Euro Interbank Offered Rate (Euro borrowings)

As of August 31, 2024, our primary interest rate exposure was from changes in interest rates which affect the variable rate on our revolving credit facility. Based on the outstanding balance on our revolving credit facility as of August 31, 2024, the annualized effect of a one percentage point increase in variable interest rates would have resulted in a pretax reduction of our earnings and cash flows of approximately $0.3 million in fiscal year 2024. As of August 31, 2024, our weighted average cost of short-term debt, including both fixed and variable rate borrowings, was 6.1%.

Item 8. Financial Statements and Supplementary Data

Our consolidated financial statements at August 31, 2024 and 2023 and for each of the three fiscal years in the period ended August 31, 2024, and the Report of Independent Registered Public Accounting Firm, are included in Item 15 of this report.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures. The Company's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures as of August 31, 2024, the end of the period covered by this report (the Evaluation Date), and they have concluded that, as of the Evaluation Date, such controls and procedures were effective at ensuring that required information will be disclosed on a timely basis in the Company's reports filed under the Exchange Act. Although management believes the Company's existing disclosure controls and procedures are adequate to enable the Company to comply with its disclosure obligations, management continues to review and update such controls and procedures. The Company has a disclosure committee, which consists of certain members of the Company's senior management.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of its internal control over financial reporting based upon the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based on that evaluation, management concluded that its internal control over financial reporting is effective as of August 31, 2024.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP, independent registered public accounting firm, who audited and reported on the consolidated financial statements of WD-40 Company included in Item 15 of this report, has audited the effectiveness of WD-40 Company's internal control over financial reporting as of August 31, 2024, as stated in their report included in Item 15 of this report.

Changes in Internal Control over Financial Reporting

There were no changes to the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter ended August 31, 2024, that materially affected, or would be reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

During the three months ended August 31, 2024, none of the Company's directors or officers (as defined in Rule 16a-1(f) of the Securities Exchange Act of 1934) informed the Company of the adoption, modification or termination of a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as defined in Item 408 of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Certain information required by this item is set forth in sections under the headings "Security Ownership of Certain Beneficial Owners and Management," "Director Nominees," "Insider Trading Policy," and "Related Party Transactions Review and Oversight" in our Proxy Statement to be filed with the Securities and Exchange Commission in connection with the 2024 Annual Meeting of Stockholders on December 12, 2024 ("Proxy Statement"), which information is incorporated by reference herein. Information regarding executive officers is also incorporated by reference to the "Information Regarding our Executive Officers" section of our Proxy Statement.

The Registrant has a code of ethics (as defined in Item 406 of Regulation S-K under the Exchange Act) applicable to its principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions. The code of ethics is represented by the Registrant's Code of Conduct applicable to all employees and directors. A copy of the Code of Conduct may be found on the Registrant's internet website on the Governance link from the Investors page at www.wd40company.com.

Item 11. Executive Compensation

Information required by this item is incorporated by reference to sections of the Proxy Statement under the headings "Director Compensation" (and the table following such section), "Compensation and People Committee – Compensation Committee Interlocks and Insider Participation," "Compensation Discussion and Analysis," "Compensation and People Committee Report," "Executive Compensation" (and the compensation tables following such section), "Summary Compensation Table," "Change of Control Severance Agreements" and "CEO Pay Ratio."

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information required by this item is incorporated by reference to the Proxy Statement under the heading "Security Ownership of Certain Beneficial Owners and Management."

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information required by this item is incorporated by reference to the Proxy Statement under the headings "Director Independence" and "Audit Committee – Related Party Transactions Review and Oversight."

Item 14. Principal Accountant Fees and Services

Information required by this item is incorporated by reference to the Proxy Statement under the heading "Ratification of Appointment of Independent Registered Public Accounting Firm."

Item 15. Exhibits, Financial Statement Schedules

		Page
(a)	Documents filed as part of this report	
(1)	Report of Independent Registered Public Accounting Firm (PCAOB ID: 238)	F-1
	Consolidated Balance Sheets	F-3
	Consolidated Statements of Operations	F-4
	Consolidated Statements of Comprehensive Income	F-5
	Consolidated Statements of Stockholders' Equity	F-6
	Consolidated Statements of Cash Flows	F-7
	Notes to Consolidated Financial Statements	F-8

(2) Financial statement schedules are omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

(3) Exhibits

Exhibit No.	Description
	Articles of Incorporation and Bylaws.
3(a)	Certificate of Incorporation,incorporated by reference from the Registrant's Form 10-K filed October 22, 2018, Exhibit 3(a) thereto.
3(b)	Amended and Restated Bylaws of WD-40 Company, incorporated by reference from the Registrant's Form 8-K filed June 20, 2024, Exhibit 3.2 thereto.
	Material Contracts.
	Executive Compensation Plans and Arrangements (Exhibits 10(a) through 10(o) are management contracts and compensatory plans or arrangements required to be filed as exhibits pursuant to Item 15(b)).
10(a)	Amended and Restated WD-40 Company 2016 Stock Incentive Plan, incorporated by reference from the Registrant's Proxy Statement filed November 2, 2023, Appendix A thereto.
10(b)	WD-40 Directors' Compensation Policy and Election Plan dated October 3, 2024.
10(c)	Form of Indemnity Agreement between the Registrant and its executive officers and directors, incorporated by reference from the Registrant's Form 10-K filed October 22, 2013, Exhibit 10(d) thereto.
10(d)	Form of Restricted Stock Unit Agreement for grants of Restricted Stock Units to Executive Officers in fiscal year 2022, incorporated by reference from the Registrant's Form 10-K filed October 22, 2021, Exhibit 10(j) thereto.
10(e)	Form of Market Share Unit Award Agreement for grants of Market Share Units to Executive Officers in fiscal year 2022, incorporated by reference from the Registrant's Form 10-K filed October 22, 2021, Exhibit 10(k) thereto.
10(f)	Form of Restricted Stock Unit Agreement for grants of Restricted Stock Units to Executive Officers in fiscal year 2023, incorporated by reference from the Registrant's Form 10-K filed October 24, 2022, Exhibit 10(o) thereto.
10(g)	Form of Market Share Unit Award Agreement for grants of Market Share Units to Executive Officers in fiscal year 2023, incorporated by reference from the Registrant's Form 10-K filed October 24, 2022, Exhibit 10(p) thereto.

10(h)	Form of Restricted Stock Unit Agreement for grants of Restricted Stock Units to Executive Officers in fiscal year 2024, incorporated by reference from the Registrant's Form 10-K filed October 23, 2023, Exhibit 10(o) thereto.
10(i)	Form of Market Share Unit Award Agreement for grants of Market Share Units to Executive Officers in fiscal year 2024, incorporated by reference from the Registrant's Form 10-K filed October 23, 2023, Exhibit 10(p) thereto.
10(j)	Form of Performance Share Unit Restricted Stock Award Agreement for grants of Performance Share Units to Executive Officers in fiscal year 2024, incorporated by reference from the Registrant's Form 10-K filed October 23, 2023, Exhibit 10(q) thereto.
10(k)	Form of Restricted Stock Unit Agreement for grants of Restricted Stock Units to Executive Officers in fiscal year 2025.
10(l)	Form of Market Share Unit Award Agreement for grants of Market Share Units to Executive Officers in fiscal year 2025.
10(m)	Form of Performance Share Unit Restricted Stock Award Agreement for grants of Performance Share Units to Executive Officers in fiscal year 2025.
10(n)	WD-40 Company 2017 Performance Incentive Compensation Plan, incorporated by reference from the Registrant's Proxy Statement filed November 2, 2017, Appendix A thereto.
10(o)	Form of Change in Control Severance Agreement between WD-40 Company and Executive Officers, incorporated by reference from the Registrant's Form 10-Q filed January 9, 2023, Exhibit 10(a) thereto.
10(p)	Credit Agreement dated March 16, 2020 among WD-40 Company and Bank of America, incorporated by reference from the Registrant's Form 8-K filed March 20, 2020, Exhibit 10(a) thereto.
10(q)	Form of Acknowledgement Letter Agreement dated April 8, 2020 among WD-40 Company and Bank of America, incorporated by reference from the Registrant's Form 10-Q filed April 9, 2020, Exhibit 10(d) thereto.
10(r)	Libor Transition Agreement dated November 29, 2021 among the Company and Bank of America, N.A., incorporated by reference from the Registrant's Form 8-K filed December 1, 2021, Exhibit 10(a) thereto.
10(s)	First Amendment to Credit Agreement dated September 30, 2020 among WD-40 Company and Bank of America, N.A., incorporated by reference from the Registrant's Form 8-K filed October 6, 2020, Exhibit 10(a) thereto.
10(t)	2nd Amended and Restated Credit Agreement dated April 30, 2024 among WD-40 Company and certain of its subsidiaries and Bank of America, N.A., incorporated by reference from the Registrant's Form 8-K filed May 2, 2024, Exhibit 10(a) thereto.
10(u)	Note Purchase and Private Shelf Agreement dated November 15, 2017 among WD-40 Company and Prudential and certain Note Purchasers, incorporated by reference from the Registrant's Form 8-K filed November 17, 2017, Exhibit 10(a) thereto.
10(v)	First Amendment to Note Purchase Agreement dated February 23, 2018 among WD-40 Company and Prudential and certain Note Purchasers, incorporated by reference from the Registrant's Form 8-K filed February 27, 2018, Exhibit 10(b) thereto.
10(w)	Second Amendment to Note Purchase and Private Shelf Agreement dated March 16, 2020 among WD-40 Company and Prudential and certain Note Purchasers, incorporated by reference from the Registrant's Form 8-K filed March 20, 2020, Exhibit 10(b) thereto.
10(x)	Form of Limited Consent Letter Agreement dated April 8, 2020 among WD-40 Company and Prudential and certain Note Purchasers, incorporated by reference from the Registrant's Form 10-Q filed April 9, 2020, Exhibit 10(e) thereto.
10(y)	Third Amendment to Note Purchase and Private Shelf Agreement dated September 30, 2020 among WD-40 Company and Prudential and certain Note Purchasers, incorporated by reference from the Registrant's Form 8-K filed October 6, 2020, Exhibit 10(e) thereto.

10(z)	Fourth Amendment to Note Purchase and Private Shelf Agreement dated April 30, 2024 among WD-40 Company and PGIM, Inc. and certain affiliates and managed accounts of PGIM, Inc., incorporated by reference from the Registrant's Form 8-K filed May 2, 2024, Exhibit 10(b) thereto.
10(aa)	Series B Senior Notes dated September 30, 2020, incorporated by reference from the Registrant's Form 8-K filed October 6, 2020, Exhibit 10(f) thereto.
10(ab)	Series C Senior Notes dated September 30, 2020, incorporated by reference from the Registrant's Form 8-K filed October 6, 2020, Exhibit 10(g) thereto.
10(ac)	Quota Purchase Agreement entered into by WD-40 Holding Company Brasil Ltda., M12 Participações Empresariais S.A. and Theron Marketing Ltda., dated March 4, 2024, incorporated by reference from the Registrant's Form 8-K/A filed March 7, 2024, Exhibit 10.1 thereto*.
19	Insider Trading Policies and Procedures.
21	Subsidiaries of the Registrant.
23	Consent of Independent Registered Public Accounting Firm dated October 21, 2024.
31(a)	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31(b)	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32(a)	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32(b)	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97	Policy for Recovery of Erroneously Awarded Compensation of WD-40 Company, incorporated by reference from the Registrant's Form 8-K filed June 23, 2023, Exhibit 10.1 thereto.
101	The following materials from WD-40 Company's Annual Report on Form 10-K for the fiscal year ended August 31, 2024 formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) the Consolidated Statements of Operations, (ii) the Consolidated Statements of Comprehensive Income, (iii) the Consolidated Statements of Cash Flows, (iv) the Consolidated Balance Sheets, (v) the Consolidated Statements of Stockholders' Equity, and (vi) Notes to Consolidated Financial Statements.
104	The cover page from the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 2024, formatted in iXBRL and contained in Exhibit 101.
*	Except for Exhibit 1.1 of the Quota Purchase Agreement entered into by WD-40 Holding Company Brasil Ltda., M12 Participações Empresariais S.A. and Theron Marketing Ltda. dated March 4, 2024, the other exhibits, schedules and/or attachments to Exhibit 10.1 of the Registrant's Form 8-K/A filed March 7, 2024 have been omitted in accordance with Regulation S-K Item 601(b)(10). The Registrant agrees to furnish a copy of any omitted schedule to the SEC upon its request.

Item 16. Form 10-K Summary

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

WD-40 COMPANY

Registrant

/s/ SARA K. HYZER
_____

SARA K. HYZER

Vice President, Finance and Chief Financial Officer

(Principal Financial Officer and Principal Accounting Officer)

Date: October 21, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ STEVEN A. BRASS

STEVEN A. BRASS
President, Chief Executive Officer and Director
(Principal Executive Officer)
Date: October 21, 2024

/s/ CYNTHIA BURKS	/s/ TREVOR I. MIHALIK
CYNTHIA B. BURKS, Director	TREVOR I. MIHALIK, Director
Date: October 21, 2024	Date: October 21, 2024
/s/ DANIEL T. CARTER	/s/ GRACIELA I. MONTEAGUDO
DANIEL T. CARTER, Director	GRACIELA I. MONTEAGUDO, Director
Date: October 21, 2024	Date: October 21, 2024
/s/ ERIC P. ETCHART	/s/ DAVID B. PENDARVIS
ERIC P. ETCHART, Director	DAVID B. PENDARVIS, Director
Date: October 21, 2024	Date: October 21, 2024
/s/ LARA L. LEE	/s/ GREGORY A. SANDFORT
LARA L. LEE, Director	GREGORY A. SANDFORT, Director
Date: October 21, 2024	Date: October 21, 2024
/s/ EDWARD O. MAGEE, JR.	/s/ ANNE G. SAUNDERS
EDWARD O. MAGEE, JR., Director	ANNE G. SAUNDERS, Director
Date: October 21, 2024	Date: October 21, 2024

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of WD-40 Company

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of WD-40 Company and its subsidiaries (the "Company") as of August 31, 2024 and 2023, and the related consolidated statements of operations, of comprehensive income, of stockholders' equity and of cash flows for each of the three years in the period ended August 31, 2024, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of August 31, 2024, based on criteria established in *Internal Control—Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of August 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended August 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of August 31, 2024, based on criteria established in *Internal Control—Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition – Product Sales

As described in Notes 2 and 12 to the consolidated financial statements, product sales make up a majority of the Company's net sales of $590.6 million for the year ended August 31, 2024. The Company generates revenue from sales of its products to customers. Product sales include maintenance products and homecare and cleaning products. As disclosed by management, sales are recognized as revenue at a point in time upon transferring control of the product to the customer, which typically occurs when products are shipped or delivered, depending on when risks of loss and title have passed to the customer per the terms of the contract. The Company recognizes revenue related to the sale of these products in an amount reflecting the consideration to which it expects to be entitled.

The principal consideration for our determination that performing procedures relating to revenue recognition for product sales is a critical audit matter is a high degree of auditor effort involved in performing procedures related to the Company's revenue recognition.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to product sales revenue recognition, including controls over the recording of product sales at the point in time upon transferring control to the customer. These procedures also included, among others (i) testing the revenue recognized for a sample of revenue transactions by obtaining and inspecting source documents, such as purchase orders, invoices, proof of shipment or delivery, and cash receipts and (ii) confirming a sample of outstanding customer invoice balances as of August 31, 2024 and, for confirmations not returned, obtaining and inspecting source documents, such as purchase orders, invoices, proof of shipment or delivery, and subsequent cash receipts.

/s/ PricewaterhouseCoopers LLP

San Diego, California
October 21, 2024

We have served as the Company's auditor since at least 1972. We have not been able to determine the specific year we began serving as auditor of the Company.

WD-40 COMPANY
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)

	August 31, 2024	August 31, 2023
Assets		
Current assets:		
Cash and cash equivalents	$ 46,699	$ 48,143
Trade and other accounts receivable, net	117,493	98,039
Inventories	79,088	86,522
Other current assets	12,161	15,821
Total current assets	255,441	248,525
Property and equipment, net	62,983	66,791
Goodwill	96,985	95,505
Other intangible assets, net	6,222	4,670
Right-of-use assets	11,611	7,820
Deferred tax assets, net	993	1,201
Other assets	14,804	13,454
Total assets	$ 449,039	$ 437,966
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 35,960	$ 30,826
Accrued liabilities	31,272	30,000
Accrued payroll and related expenses	26,055	16,722
Short-term borrowings	8,659	10,800
Income taxes payable	1,554	494
Total current liabilities	103,500	88,842
Long-term borrowings	85,977	109,743
Deferred tax liabilities, net	9,066	10,305
Long-term operating lease liabilities	5,904	5,832
Other long-term liabilities	14,066	13,066
Total liabilities	218,513	227,788
Commitments and Contingencies (Note 13)		
Stockholders' equity:		
Common stock — authorized 36,000,000 shares, $0.001 par value; 19,925,212 and 19,905,815 shares issued at August 31, 2024 and 2023, respectively; and 13,548,581 and 13,563,434 shares outstanding at August 31, 2024 and 2023, respectively	20	20
Additional paid-in capital	175,642	171,546
Retained earnings	499,931	477,488
Accumulated other comprehensive income (loss)	(29,268)	(31,206)
Common stock held in treasury, at cost — 6,376,631 and 6,342,381 shares at August 31, 2024 and 2023, respectively	(415,799)	(407,670)
Total stockholders' equity	230,526	210,178
Total liabilities and stockholders' equity	$ 449,039	$ 437,966

See accompanying notes to consolidated financial statements.

WD-40 COMPANY
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	Fiscal Year Ended August 31,		
	2024	2023	2022
Net sales	$ 590,557	$ 537,255	$ 518,820
Cost of products sold	275,330	263,035	264,055
Gross profit	315,227	274,220	254,765
Operating expenses:			
Selling, general and administrative	183,859	154,684	138,658
Advertising and sales promotion	33,911	28,807	27,343
Amortization of definite-lived intangible assets	1,106	1,005	1,434
Total operating expenses	218,876	184,496	167,435
Income from operations	96,351	89,724	87,330
Other income (expense):			
Interest income	474	231	102
Interest expense	(4,287)	(5,614)	(2,742)
Other (expense) income, net	(1,030)	822	(582)
Income before income taxes	91,508	85,163	84,108
Provision for income taxes	21,864	19,170	16,779
Net income	$ 69,644	$ 65,993	$ 67,329
Earnings per common share:			
Basic	$ 5.12	$ 4.84	$ 4.91
Diluted	$ 5.11	$ 4.83	$ 4.90
Shares used in per share calculations:			
Basic	13,554	13,578	13,668
Diluted	13,580	13,604	13,696

See accompanying notes to consolidated financial statements.

WD-40 COMPANY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

		Fiscal Year Ended August 31,				
		2024		**2023**		**2022**
Net income	$	69,644	$	65,993	$	67,329
Other comprehensive income (loss):						
Foreign currency translation adjustment		1,938		5,003		(10,179)
Total comprehensive income	$	71,582	$	70,996	$	57,150

See accompanying notes to consolidated financial statements.

WD-40 COMPANY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except share and per share amounts)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock		Total Stockholders' Equity
	Shares	Amount				Shares	Amount	
Balance at August 31, 2021	19,856,865	$ 20	$ 163,737	$ 430,735	$ (26,030)	6,147,899	$ (368,080)	$ 200,382
Issuance of common stock under share-based compensation plan, net of shares withheld for taxes	31,942		(4,461)					(4,461)
Stock-based compensation			6,697					6,697
Cash dividends ($3.06 per share)				(41,988)				(41,988)
Repurchase of common stock						138,562	(29,156)	(29,156)
Foreign currency translation adjustment					(10,179)			(10,179)
Net income				67,329				67,329
Balance at August 31, 2022	19,888,807	$ 20	$ 165,973	$ 456,076	$ (36,209)	6,286,461	$ (397,236)	$ 188,624
Issuance of common stock under share-based compensation plan, net of shares withheld for taxes	17,008		(861)					(861)
Stock-based compensation			6,434					6,434
Cash dividends ($3.27 per share)				(44,581)				(44,581)
Repurchases of common stock						55,920	(10,434)	(10,434)
Foreign currency translation adjustment					5,003			5,003
Net income				65,993				65,993
Balance at August 31, 2023	19,905,815	$ 20	$ 171,546	$ 477,488	$ (31,206)	6,342,381	$ (407,670)	$ 210,178
Issuance of common stock under share-based compensation plan, net of shares withheld for taxes	19,397		(2,439)					(2,439)
Stock-based compensation			6,535					6,535
Cash dividends ($3.47 per share)				(47,201)				(47,201)
Repurchases of common stock						34,250	(8,129)	(8,129)
Foreign currency translation adjustment					1,938			1,938
Net income				69,644				69,644
Balance at August 31, 2024	19,925,212	$ 20	$ 175,642	$ 499,931	$ (29,268)	6,376,631	$ (415,799)	$ 230,526

See accompanying notes to consolidated financial statements.

WD-40 COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

		Fiscal Year Ended August 31,				
		2024		2023		2022
Operating activities:						
Net income	$	69,644	$	65,993	$	67,329
Adjustments to reconcile net income to net cash provided by operating activities:						
Depreciation and amortization	$	9,456	$	8,151	$	8,294
Net gains on sales and disposals of property and equipment	$	(241)	$	(90)	$	(311)
Deferred income taxes	$	(1,156)	$	(1,254)	$	596
Stock-based compensation	$	6,535	$	6,434	$	6,697
Amortization of cloud computing implementation costs	$	1,221	$	270	$	295
Unrealized foreign currency exchange losses (gains), net	$	200	$	(1,702)	$	1,035
Provision for credit losses	$	325	$	391	$	143
Write-off of inventories	$	1,425	$	713	$	595
Changes in assets and liabilities:						
Trade and other accounts receivable	$	(15,498)	$	(5,339)	$	(7,443)
Inventories	$	6,414	$	19,367	$	(53,260)
Other assets	$	(1,444)	$	(1,637)	$	(12,873)
Operating lease assets and liabilities, net	$	(35)	$	49	$	(32)
Accounts payable and accrued liabilities	$	4,322	$	(213)	$	5,208
Accrued payroll and related expenses	$	8,879	$	4,965	$	(13,133)
Other long-term liabilities and income taxes payable	$	1,987	$	2,293	$	(536)
Net cash provided by operating activities	$	92,034	$	98,391	$	2,604
Investing activities:						
Purchases of property and equipment	$	(4,206)	$	(6,871)	$	(8,303)
Proceeds from sales of property and equipment	$	672	$	655	$	612
Acquisition of business, net of cash acquired	$	(6,201)	$	—	$	—
Net cash used in investing activities	$	(9,735)	$	(6,216)	$	(7,691)
Financing activities:						
Treasury stock purchases	$	(8,094)	$	(10,434)	$	(29,156)
Dividends paid	$	(47,201)	$	(44,581)	$	(41,988)
Repayments of long-term senior notes	$	(800)	$	(800)	$	(800)
Net (repayments) proceeds from revolving credit facility	$	(25,402)	$	(28,372)	$	38,394
Shares withheld to cover taxes upon conversion of equity awards	$	(2,439)	$	(861)	$	(4,461)
Net cash used in financing activities	$	(83,936)	$	(85,048)	$	(38,011)
Effect of exchange rate changes on cash and cash equivalents	$	193	$	3,173	$	(5,020)
Net (decrease) increase in cash and cash equivalents	$	(1,444)	$	10,300	$	(48,118)
Cash and cash equivalents at beginning of period	$	48,143	$	37,843	$	85,961
Cash and cash equivalents at end of period	$	46,699	$	48,143	$	37,843
Supplemental cash flow information:						
Accrued capital expenditures	$	111	$	80	$	960
Finance lease obligation settled with prepaid deposit	$	3,855	$	—	$	—
Cash paid for:						
Interest	$	4,459	$	5,522	$	2,687
Income taxes, net of tax refunds received	$	19,843	$	12,811	$	18,345

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. The Company

WD-40 Company (the "Company"), incorporated in Delaware and based in San Diego, California, is a global marketing organization dedicated to creating positive lasting memories by developing and selling products that solve problems in workshops, factories and homes around the world. The Company owns a wide range of brands that include maintenance products and homecare and cleaning products: WD-40® Multi-Use Product, WD-40 Specialist®, 3-IN-ONE®, GT85®, X-14®, 2000 Flushes®, Carpet Fresh®, no vac®, Spot Shot®, 1001®, Lava® and Solvol®.

The Company's products are sold in various locations around the world. Maintenance products are sold worldwide in markets throughout North, Central and South America, Asia, Australia, Europe, India, the Middle East and Africa. Homecare and cleaning products are sold primarily in North America, the United Kingdom ("U.K.") and Australia. The Company's products are sold primarily through hardware stores, automotive parts outlets, industrial distributors and suppliers, mass retail and home center stores, value retailers, grocery stores, online retailers, warehouse club stores, farm supply, sport retailers, and independent bike dealers.

Note 2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could materially differ from those estimates.

Global economies have experienced significant volatility in recent years. Although the Company's estimates consider current conditions, the inputs into certain of the Company's significant and critical accounting estimates include judgments and assumptions about the economic implications of factors that have been subject to such volatility and how management expects them to change in the future, as appropriate. It is possible that actual results experienced may materially differ from the Company's estimates in future periods, which could materially affect its results of operations and financial condition.

Cash and Cash Equivalents

Cash equivalents are highly liquid investments purchased with an original maturity of three months or less.

Trade Accounts Receivable and Allowance for Credit Losses

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for credit losses is the Company's best estimate of the amount of probable credit losses in existing accounts receivable. The Company determines the allowance for credit losses based on historical write-off experience and the identification of specific balances deemed uncollectible. Trade accounts receivable are charged against the allowance when the Company believes it is probable that the trade accounts receivable will not be recovered. The Company does not have any off-balance sheet credit exposure related to its customers. Allowance for credit losses related to the Company's trade accounts receivable was not significant at August 31, 2024 and 2023.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined primarily based on a first-in, first-out method or, for a portion of raw materials inventory, the average cost method. When necessary, the Company adjusts the carrying value of its inventory to the lower of cost or net realizable value, including any costs to sell or dispose of such inventory. Appropriate consideration is given by the Company to obsolescence, excessive inventory levels, product deterioration and other factors when evaluating net realizable value for the purposes of determining the lower of cost or net realizable value.

Included in inventories are amounts for certain raw materials and components that the Company has provided to its third-party contract manufacturers but that remain unpaid to the Company as of the balance sheet date. The Company's contract manufacturers package products to the Company's specifications and, upon order from the Company, ship ready-to-sell inventory to either the Company's third-party distribution centers or directly to its customers. The Company transfers certain raw materials and components to these contract manufacturers for use in the manufacturing process. Contract manufacturers are obligated to pay the Company for these raw materials and components. Amounts receivable from the contract manufacturers as of the balance sheet date related to transfers of these raw materials and components by the Company to its contract manufacturers are generally considered product held at third-party contract manufacturers and are included in inventories in the accompanying consolidated balance sheets.

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method based upon estimated useful lives of ten to forty years for buildings and improvements, three to fifteen years for machinery and equipment, three to five years for vehicles, three to ten years for furniture and fixtures, three to seven years for R&D lab equipment and office equipment and three to five years for computer equipment. Depreciation expense totaled $8.0 million, $7.1 million and $6.9 million for fiscal years 2024, 2023 and 2022, respectively. These amounts include equipment depreciation expense which is recognized as cost of products sold and totaled $3.9 million, $3.0 million, and $2.5 million in fiscal years 2024, 2023, and 2022, respectively.

Internal-Use Software and Cloud Computing Arrangements

The Company capitalizes costs related to computer software obtained or developed for internal use. Software obtained for internal use has generally been enterprise-level business and finance software that the Company customizes to meet its specific operational needs. Costs incurred in the application development phase are capitalized as property and equipment in the Company's consolidated balance sheets and are depreciated using the straight-line method over their estimated useful lives.

The Company also enters into certain cloud-based software hosting arrangements. In evaluating whether cloud computing arrangements include an embedded internal-use software license, management considers whether the Company has the contractual right to take possession of the software during the hosting period without significant penalty and whether it is feasible to either i) run the software on the Company's hardware, or ii) contract with another party unrelated to the vendor to host the software. If management determines a cloud computing arrangement includes an embedded software license, the Company accounts for the software license element of the arrangement consistent with the acquisition of other internal-use software licenses. If a cloud computing arrangement does not include a software license, the Company accounts for the arrangement as a service contract. For such cloud computing service contracts, the Company capitalizes certain implementation costs such as the configuration, coding and customization of the software. Capitalizable cloud computing arrangement costs are generally consistent with those incurred during the application development stage for internal-use software, however, these costs are capitalized as "other assets" in the Company's consolidated balance sheets. The Company amortizes these capitalized cloud computing implementation costs into selling, general and administrative expenses using the straight-line method over the fixed, non-cancellable term of the associated hosting arrangement, plus any reasonably certain renewal periods.

The useful lives of the Company's internal-use software and capitalized cloud computing implementation costs are generally three to five years. However, the useful lives of major information system installations such as implementations of enterprise resource planning ("ERP") systems and certain related software are determined on an individual basis and may exceed five years depending on the estimated period of use. The Company applies the same impairment model to both internal-use software and capitalized cloud computing implementation costs.

Leases

To determine if a contract contains a lease, the Company assesses its contracts and determines if there is an identified asset for which the Company has obtained the right to control, as defined in ASC 842. Right-of-use ("ROU") assets and lease liabilities are recognized based on the present value of lease payments over the lease term with lease expense recognized over the term of the lease. For leases that do not contain a readily determinable implicit rate, the Company determines the present value of the lease liability at the lease commencement date using its estimated secured incremental borrowing rate, determined by using a portfolio approach based on the rate of interest the Company would have to pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term. The Company uses the unsecured borrowing rate and risk-adjusts that rate to approximate a collateralized rate in the currency of the lease. The Company records ROU assets and lease liabilities on its consolidated balance sheets for leases with an expected term greater than one year.

Lease agreements may contain rent escalation clauses, renewal or termination options, and rent holidays, amongst other features. ROU assets include amounts for scheduled rent increases. The lease term includes the committed, non-cancelable period of the lease and options to renew, extend or terminate the lease when it is reasonably certain the Company will exercise those options, and is reviewed in subsequent periods if a triggering event occurs. The Company has made the accounting policy election to use certain ongoing practical expedients made available by ASC 842 to: (i) not separate lease components from non-lease components for real estate – office buildings, machinery and equipment, lab equipment, office equipment, furniture and fixtures, IT equipment and third-party manufacturing facilities; and (ii) exclude leases with an initial term of twelve months or less ("short-term" leases) from the consolidated balance sheets and recognize related lease payments in the consolidated statements of operations on a straight-line basis over the lease term.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of tangible and intangible assets acquired. The carrying value of goodwill is reviewed for possible impairment in accordance with the authoritative guidance on goodwill, intangibles and other. The Company assesses possible impairments to goodwill at least annually during its second fiscal quarter and otherwise when events or changes in circumstances indicate that an impairment condition may exist. In performing the annual impairment test of its goodwill, the Company considers the fair value concepts of a market participant and the highest and best use for its intangible assets. In addition to the annual impairment test, goodwill is evaluated each reporting period to determine whether events and circumstances would more likely than not reduce the fair value of a reporting unit below its carrying value.

When testing goodwill for impairment, the Company first assesses qualitative factors to determine whether it is necessary to perform a quantitative goodwill impairment test. If, after assessing qualitative factors, the Company determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing a quantitative test is unnecessary. Otherwise, a quantitative test is performed to identify the potential impairment and to measure the amount of goodwill impairment, if any. The Company also performs a quantitative assessment periodically, regardless of the results of the qualitative assessments. Any required impairment losses are recorded as a reduction in the carrying amount of the related asset and charged to results of operations. No goodwill impairments were identified by the Company during fiscal years 2024, 2023 or 2022.

Subsequent Measurement of Long-lived Assets

The Company's long-lived assets consist of property and equipment and definite-lived intangible assets. Long-lived assets are depreciated or amortized, as applicable, on a straight-line basis over their estimated useful lives. The Company assesses for potential impairments to its long-lived assets when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and/or its remaining useful life may no longer be appropriate. Any required impairment loss would be measured as the amount by which the asset's carrying amount exceeds its fair value, which is the amount at which the asset could be bought or sold in a current transaction between willing market participants and would be recorded as a reduction in the carrying amount of the related asset and a charge to results of operations. An impairment loss would be recognized when the sum of the expected future undiscounted net cash flows is less than the carrying amount of the asset. No impairments to its long-lived assets were identified by the Company during fiscal years 2024, 2023 or 2022.

Fair Value of Financial Instruments

Accounting Standards Codification ("ASC") 820, "*Fair Value Measurements and Disclosures"*, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company categorizes its financial assets and liabilities measured at fair value into a hierarchy that categorizes fair value measurements into the following three levels based on the types of inputs used in measuring their fair value:

Level 1: Observable inputs such as quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market-based inputs or observable inputs that are corroborated by market data; and
Level 3: Unobservable inputs reflecting the Company's own assumptions.

Under fair value accounting, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. As of August 31, 2024, the Company had no assets or liabilities that are measured at fair value in the financial statements on a recurring basis, with the exception of the foreign currency forward contracts, which are classified as Level 2 within the fair value hierarchy. The carrying values of cash equivalents and short-term borrowings are recorded at cost, which approximates their fair values, primarily due to their short-term nature. In addition, the carrying value of borrowings held under the Company's revolving credit facility approximates fair value, based on Level 2 inputs, due to the variable nature of underlying interest rates, which generally reflect market conditions. The Company's fixed rate long-term borrowings consist of senior notes and are recorded at carrying value. The Company estimates that the fair value of its senior notes, based on Level 2 inputs, was approximately $61.8 million as of August 31, 2024, which was determined based on a discounted cash flow analysis using current market interest rates for instruments with similar terms, compared to their carrying value of $66.8 million. During the fiscal years ended August 31, 2024, 2023 and 2022, the Company did not record any significant nonrecurring fair value measurements for assets or liabilities in periods subsequent to their initial recognition.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents and trade accounts receivable. The Company's policy is to place its cash in high credit quality financial institutions, in investments that include demand deposits, term deposits and callable time deposits. The Company's trade accounts receivable are derived from customers located in North, Central and South America, Asia-Pacific, Europe, India, the Middle East, and Africa. The Company limits its credit exposure from trade accounts receivable by performing on-going credit evaluations of customers, as well as insuring its trade accounts receivable in selected markets.

Concentration of Supplier Risk

The Company relies on a limited number of suppliers, including single or sole source suppliers for certain of its raw materials, packaging, product components and other necessary supplies. Historically, except for limited circumstances during the COVID-19 pandemic, the Company has been able to obtain adequate supplies of these materials which are used in the production of its maintenance products and homecare and cleaning products in a timely manner from existing sources and has been able to access adequate production capacity at its third-party manufacturers. Where possible and where it makes business sense, the Company works with secondary or multiple suppliers to qualify additional supply sources.

Insurance Coverage

The Company carries insurance policies to cover insurable risks such as property damage, business interruption, product liability, cyber liability, workers' compensation and other risks, with coverage and other terms that it believes to be adequate and appropriate. These policies may be subject to applicable deductible or retention amounts, coverage limitations and exclusions. The Company does not maintain self-insurance with respect to its material risks; therefore, the Company has not provided for self-insurance reserves as of August 31, 2024 and 2023.

Revenue Recognition

The Company generates revenue from sales of its products to customers in its Americas, EIMEA and Asia-Pacific segments. Product sales for the Company include maintenance products and homecare and cleaning products. The Company recognizes revenue related to the sale of these products when it satisfies a performance obligation in an amount reflecting the consideration to which it expects to be entitled. Sales are recorded net of allowances for damaged goods and other sales returns, sales incentives, trade promotions and cash discounts. The Company applies a five-step approach in determining the amount and timing of revenue to be recognized which includes the following: (1) identifying the contract with a customer, (2) identifying the performance obligations in the contract, (3) determining the transaction price, (4) allocating the transaction price to the performance obligations in the contract and (5) recognizing revenue when the performance obligation is satisfied.

Contracts with customers are renewable periodically and contain terms and conditions with respect to payment, delivery, sales incentives, warranty and supply, but do not require mandatory purchase commitments. In the absence of a specific sales agreement with a customer, the Company's standard terms and conditions at the time of acceptance of purchase orders apply to the sales transaction. The Company's standard terms and conditions are either included in a standalone document or on the Company's price lists or both, and these standard terms and conditions are provided to the customer prior to the sales transaction. The Company considers the customer purchase orders, governed by specific sales agreements or the Company's standard terms and conditions, to be the contract with the customer. The Company considers each transaction to sell products as separate and distinct, with no additional promises made, and as a result, all of the Company's sales are single performance obligation arrangements for which the transaction price is equivalent to the stated price of the product, net of any variable consideration for items such as sales returns, discounts, rebates and other sales incentives. The Company recognizes sales at a point in time upon transferring control of its product to the customer. This typically occurs when products are shipped or delivered, depending on when risks of loss and title have passed to the customer per the terms of the contract.

Taxes imposed by governmental authorities on the Company's revenue, such as sales taxes and value added taxes, are excluded from net sales. Sales commissions are paid to certain third-parties based upon specific sales levels achieved during a defined time period. Since the Company's contracts related to these sales commissions do not exceed one year, the Company has elected as a practical expedient to expense these payments as incurred. The Company also elected the practical expedient related to shipping and handling fees which allows the Company to account for freight costs as fulfillment activities instead of assessing such activities as performance obligations. The Company's freight costs are sometimes paid by the customer, while other times, the freight costs are included in the sales price. The Company does not account for freight costs as a separate performance obligation, but rather as an activity performed to transfer the products to its customers.

Variable Consideration – Sales Incentives

In determining the transaction price, the Company evaluates whether the price is subject to refund or adjustment related to variable consideration to determine the net consideration to which the Company expects to be entitled. The Company records estimates of variable consideration, which primarily includes rebates/other discounts (cooperative marketing programs, volume-based discounts, shelf price reductions and allowances for shelf space, charges from customers for services they provided to us related to the sale and penalties/fines charged to us by customers associated with failing to adhere to contractual obligations), coupon offers, cash discount allowances, and sales returns, as a reduction of sales in its consolidated statements of operations. These estimates are based on the expected value method considering all reasonably available information, including current and past trade promotion spending patterns, status of trade promotion activities, the interpretation of historical spending trends by customer and category, customer agreements and/or currently known factors that arise in the normal course of business. The Company reviews its assumptions and adjusts these estimates accordingly on a quarterly basis.

Rebates and Other Discounts

The Company offers various on-going trade promotion programs with customers and provides other discounts to customers that require management to estimate and accrue for the expected costs of such programs or discounts. These programs include cooperative marketing, volume-based discounts, shelf price reductions, consideration and allowances given to retailers for shelf space and/or favorable display positions in their stores and other promotional activities. Other discounts include items such as charges from customers for services they provide related to the sale of WD-40 Company products and penalties/fees associated with WD-40 Company failing to adhere to contractual obligations (e.g., errors on purchase orders, errors on shipment, late deliveries, etc.). Costs related to rebates, cooperative advertising and other promotional activities and other discounts are recorded as a reduction to sales upon delivery of the Company's products to its customers.

The Company offers certain of its customers a cash discount program to incentivize them to pay the invoice earlier than the normal payment date on the invoice. Although payment terms vary, most customers typically pay within 30 to 90 days of invoicing.

Coupons

Coupon costs are based upon historical redemption rates and are recorded as a reduction to sales as incurred, which is when the coupons are circulated. Coupon redemption liabilities, which are included in accrued liabilities on the Company's consolidated balance sheets, were not significant at August 31, 2024 and 2023. Coupons recorded as a reduction to sales were not significant during fiscal years 2024 and 2023, respectively.

Sales Returns

The Company recognizes revenue net of allowances for estimated returns, which is generally based on historical return rates, with a corresponding reduction to cost of products sold. Although the Company typically does not have definitive sales return provisions included in the contract terms with its customers, when such provisions have been included, they have not been significant. The Company presents its provision for sales returns on a gross basis as a liability. The Company's refund liability for sales returns is included in accrued liabilities and represents the amount expected to be owed to the customers for product returns.

Contract Balances

Contract liabilities consist of deferred revenue related to undelivered products. Deferred revenue is recorded when payments have been received from customers for undelivered products. Revenue is subsequently recognized when revenue recognition criteria are met, generally when control of the product transfers to the customer. Contract liabilities are recorded in accrued liabilities on the Company's consolidated balance sheets. Contract assets are recorded if the Company has satisfied a performance obligation but does not yet have an unconditional right to consideration. The Company has an unconditional right to payment for its trade and other accounts receivable on the Company's consolidated balance sheets.

Cost of Products Sold

Cost of products sold primarily includes the cost of products manufactured on the Company's behalf by its third-party contract manufacturers, net of volume and other rebates. Cost of products sold also includes the costs to manufacture WD-40 concentrate, which is done at the Company's own facilities or at third-party contract manufacturers. When the concentrate is manufactured by the Company, cost of products sold includes direct labor, direct materials and supplies; in-bound freight costs related to purchased raw materials and finished product; and depreciation of machinery and equipment used in the manufacturing process. In addition, cost of products sold includes fees charged to the Company by its third-party distribution centers to warehouse and administer finished products once they are received from the Company's third-party contract manufacturers.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include costs related to selling the Company's products, such as the cost of the sales force and broker commissions; shipping and handling costs paid to third-party companies to distribute finished goods from the Company's third-party contract manufacturers and distribution centers to its customers; other general and administrative costs related to the Company's business such as general overhead, legal and accounting fees, insurance, and depreciation; and employee-related and various other costs to support marketing, human resources, finance, supply chain, information technology and research and development activities.

Shipping and Handling Costs

Shipping and handling costs associated with the movement of finished goods from third-party contract manufacturers to the Company's third-party distribution centers and from one third-party distribution center to another are capitalized in the cost of inventory and subsequently included in cost of sales when the sale to the customer is recognized in the statement of operations. Shipping and handling costs associated with out-bound transportation are included in selling, general and administrative expenses and are recorded at the time of shipment of product to the Company's customers. Out-bound shipping and handling costs were $17.3 million, $17.1 million and $18.6 million for fiscal years 2024, 2023 and 2022, respectively.

Advertising and Sales Promotion Expenses

Advertising and sales promotion expenses are expensed as incurred. Advertising and sales promotion expenses include costs associated with promotional activities that the Company pays to third parties, which include costs for advertising (television, print media and internet), administration of coupon programs, consumer promotions, product demonstrations, public relations, agency costs, package design expenses and market research costs as well as market and sales data analyses. Advertising and sales promotion expenses also include product samples which are given to customers and are initiated by the Company and costs associated with shared marketing fund programs that the Company has in place with its marketing distributor customers. Total advertising and sales promotion expenses were $33.9 million, $28.8 million and $27.3 million for fiscal years 2024, 2023 and 2022, respectively.

Research and Development

The Company is involved in research and development efforts, including efforts focused on sustainability as well as ongoing development or innovation of new products and the improvement, extension or renovation of existing products or product lines. All research and development costs are expensed as incurred and are included in selling, general and administrative expenses. Research and development expenses were $8.0 million, $6.2 million and $5.1 million in fiscal years 2024, 2023 and 2022, respectively. These expenses include costs associated with general research and development activities, as well as those associated with internal staff, overhead, design testing, market research and consultants.

Income Taxes

Current income tax expense is the amount of income taxes expected to be payable for the current year. A deferred income tax liability or asset is established for the expected future tax consequences resulting from the differences in financial reporting and tax basis of assets and liabilities. A valuation allowance is provided if it is more likely than not that some or all of the deferred tax assets will not be realized. In addition to valuation allowances, the Company provides for uncertain tax positions when such tax positions do not meet the recognition thresholds or measurement standards prescribed by the authoritative guidance on income taxes. Amounts for uncertain tax positions are adjusted in periods when new information becomes available or when positions are effectively settled. The Company recognizes accrued interest and penalties related to uncertain tax positions as a component of income tax expense.

The Company is required to make assertions on whether its foreign subsidiaries will invest their undistributed earnings indefinitely and these assertions are based on the capital needs of the foreign subsidiaries. Generally, unremitted earnings of the Company's foreign subsidiaries are not considered to be indefinitely reinvested. However, there is an exception regarding specific statutory remittance restrictions imposed on the Company's China subsidiary. Costs associated with repatriating unremitted foreign earnings, including U.S. state income taxes and foreign withholding taxes, are immaterial to the Company's consolidated financial statements. For additional information on income tax matters, see Part IV—Item 15, "Exhibits, Financial Statement Schedules" Note 14 — Income Taxes, included in this report.

Foreign Currency

The Company translates the assets and liabilities of its foreign subsidiaries into U.S. Dollars at current rates of exchange in effect at the end of the reporting period. Income and expense items are translated at rates that approximate the rates in effect at the transaction date. Gains and losses from translation are included in accumulated other comprehensive income or loss. Gains or losses resulting from foreign currency transactions (transactions denominated in a currency other than the entity's functional currency) are included as other income in the Company's consolidated statements of operations. The Company had $1.3 million in net losses, $0.5 million in net gains, and $1.1 million in net losses in foreign currency transactions in fiscal years 2024, 2023, and 2022, respectively.

In the normal course of business, the Company employs established policies and procedures to manage its exposure to fluctuations in foreign currency exchange rates. The Company utilizes foreign currency forward contracts to limit its exposure to net asset balances held in non-functional currencies, primarily at its U.K. subsidiary. The Company regularly monitors its foreign currency exchange rate exposures to ensure the overall effectiveness of its foreign currency hedge positions. While the Company engages in foreign currency hedging activity to reduce its risk, for accounting purposes, none of its foreign currency forward contracts are designated as hedges.

Foreign currency forward contracts are carried at fair value, with net realized and unrealized gains and losses recognized in other income (expense), net in the Company's consolidated statements of operations. Cash flows from settlements of foreign currency forward contracts are included in operating activities in the consolidated statements of cash flows. Foreign currency forward contracts in an asset position at the end of the reporting period are included in other current assets, while foreign currency forward contracts in a liability position at the end of the reporting period are included in accrued liabilities in the Company's consolidated balance sheets. At August 31, 2024, the Company had a notional amount of $21.8 million outstanding in foreign currency forward contracts, which matured in September 2024. Unrealized net gains and losses related to foreign currency forward contracts were not significant at August 31, 2024 or 2023. Realized net losses related to foreign currency forward contracts were not significant for the fiscal years ended August 31, 2024 and 2023. Both unrealized and realized net gains and losses are recorded in other income on the Company's consolidated statements of operations.

Functional Currencies

The reporting currency of the Company is the U.S. Dollar. The functional currency of each of the Company's subsidiaries is based on the currency of the economic environment in which it operates. Management periodically assesses the functional currency of each subsidiary in accordance with Accounting Standards Codification ("ASC") 830, "Foreign Currency Matters".

The functional currency of the Company's U.K. subsidiary, the entity in which the EIMEA results are generated, has historically been the Pound Sterling and remained Pound Sterling through August 31, 2024. However, trends within EIMEA have indicated a shift towards the Euro over time. During the first quarter of fiscal year 2025, management determined that changes in economic facts and circumstances, such as additional shifts in the currency mix of our operating income, represented a significant change that was other-than-temporary and required a change in functional currency from Pound Sterling to Euro at the Company's U.K. subsidiary. In accordance with ASC 830-10-45-7, a change in functional currency should be made on the date that significant changes in economic facts and circumstances occurred. Although such a change could occur on any date during the fiscal year, the use of a date at the beginning of the most recent reporting period is permissible. Accordingly, the change in functional currency from Pound Sterling to Euro at the Company's U.K. subsidiary was accounted for prospectively from September 1, 2024.

In the period of a functional currency change, nonmonetary assets and liabilities at the impacted subsidiary are remeasured into the new functional currency using the exchange rate on the date the asset or liability arose. These amounts are then translated into the Company's reporting currency, the U.S. Dollar, based on the exchange rate at the date of the change in functional currency. The difference between this amount and the prior translated balance was not material and was recorded in accumulated other comprehensive income in the Company's consolidated balance sheets as of September 1, 2024. The balances previously recorded in accumulated comprehensive income for prior periods through August 31, 2024 were not reversed upon this prospective change in functional currency. Monetary assets and liabilities not denominated in the new functional currency, the Euro, will create transaction gains and losses subsequent to the change in functional currency. The Company does not expect that the impact of such gains and losses will be material to the Company's consolidated statements of operations.

Earnings per Common Share

Unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents, whether paid or unpaid, are participating securities that are required to be included in the computation of earnings per common share pursuant to the two-class method. Accordingly, the Company's outstanding unvested, if any, and outstanding vested stock-based equity awards that provide such nonforfeitable rights to dividend equivalents are included as participating securities in the calculation of earnings per common share ("EPS") pursuant to the two-class method.

The Company calculates EPS using the two-class method, which provides for an allocation of net income between common stock and other participating securities based on their respective participation rights to share in dividends. Basic EPS is calculated by dividing net income available to common stockholders for the period by the weighted-average number of common shares outstanding during the period. Net income available to common stockholders for the period includes dividends paid to common stockholders during the period plus a proportionate share of undistributed net income allocable to common stockholders for the period; the proportionate share of undistributed net income allocable to common stockholders for the period is based on the proportionate share of total weighted-average common shares and participating securities outstanding during the period.

Diluted EPS is calculated by dividing net income available to common stockholders for the period by the weighted-average number of common shares outstanding during the period increased by the weighted-average number of potentially dilutive common shares (dilutive securities) that were outstanding during the period if the effect is dilutive. Dilutive securities are comprised of various types of stock-based equity awards granted under the Company's prior and current equity incentive plans.

Stock-based Compensation

The Company accounts for stock-based equity awards exchanged for employee and nonemployee director services in accordance with the authoritative guidance for share-based payments. Stock-based equity awards are measured at the estimated grant date fair value and expensed on a straight-line basis, net of forfeitures recognized as they occur, over the requisite service period. The requisite service period of employee awards generally ranges from about one to three years, although awards of certain employees may have shorter requisite service periods as a result of retirement, death and disability provisions. Vesting of the RSUs granted to nonemployee directors is over a period of up to one year from the date of grant, with shares to be issued pursuant to the vested RSUs upon termination of each nonemployee director's service as a director of the Company. Compensation expense related to the Company's stock-based equity awards is recorded as selling, general and administrative expenses in the Company's consolidated statements of operations.

The Company does not currently grant stock options. The fair values of restricted stock unit awards and performance share unit awards are based on the fair value of the Company's common stock on the date that such awards are granted. The fair value of market share unit awards is determined using a Monte Carlo simulation model. For the performance share unit awards, the Company adjusts the compensation expense over the service period based upon the expected achievement level of the applicable performance condition. As the grant date fair value of market share unit awards reflects the probabilities of the actual number of such awards expected to vest, compensation expense for such awards is not adjusted based on the expected achievement level of the applicable performance condition. The Company records any excess tax benefits or deficiencies from settlements of its stock-based equity awards within the provision for income taxes on the Company's consolidated statements of operations in the reporting periods in which the settlement of the equity awards occur.

Segment Information

The Company discloses certain information about its business segments, which are determined consistent with the way the Company's Chief Operating Decision Maker organizes and evaluates financial information internally for making operating decisions and assessing performance. In addition, the Chief Operating Decision Maker assesses and measures revenue based on product groups.

Recently Issued Accounting Standards

In November 2023, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") No. 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures." These amendments primarily require enhanced disclosures about significant segment expenses regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss. The amendments are effective for the Company's annual periods beginning September 1, 2024, and interim periods beginning September 1, 2025, with early adoption permitted, and will be applied retrospectively to all prior periods presented in the financial statements. The Company has been evaluating this ASU to determine its impact on the Company's disclosures.

In December 2023, the FASB issued ASU No. 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures," which includes amendments that further enhance income tax disclosures, primarily through standardization and disaggregation of rate reconciliation categories and income taxes paid by jurisdiction. The amendments are effective for the Company's annual periods beginning September 1, 2025, with early adoption permitted, and should be applied either prospectively or retrospectively. The Company is in the process of evaluating this ASU to determine its impact on the Company's disclosures.

Note 3. Acquisitions

On March 4, 2024, WD-40 Holding Company Brasil Ltda., a wholly-owned subsidiary of the Company, acquired all of the issued and outstanding capital stock of the Company's Brazilian distributor, Theron Marketing Ltda. ("Theron"), from M12 Participações Empresarias S.A. for total consideration of $6.9 million. Contingent consideration of $0.3 million is included in the total purchase price and recorded as a liability in the Company's consolidated balance sheets. With this transaction, the Company began direct distribution within Brazil in March 2024.

Under the terms of the purchase agreement, the Company acquired assets with approximate fair values of $3.0 million of intangible assets, including customer relationships and a non-compete agreement, $3.4 million of accounts receivable, $0.6 million of inventory, and assumed liabilities with an approximate fair value of $1.6 million. The total consideration paid less the fair value of net assets acquired resulted in $1.5 million of goodwill. Transaction-related expenses were not material.

The following table summarizes the fair value of assets acquired and liabilities assumed on the consolidated balance sheets as of March 4, 2024 (in thousands):

	March 4, 2024
Fair value of consideration paid	
Cash, net of cash acquired	$ 6,201
Other consideration	703
Total consideration paid	6,904
Fair value of assets acquired	
Definite-lived intangible assets	2,959
Tangible assets acquired	4,069
Total assets	7,028
Fair value of liabilities assumed	1,604
Fair value of net assets acquired	5,424
Goodwill incident to acquisition	$ 1,481

The transaction was treated as a business combination. The Company recognized goodwill of $1.5 million as of March 4, 2024, which is calculated as the excess of the consideration exchanged as compared to the fair value of identifiable assets acquired. Goodwill is expected to be deductible for tax purposes. See Note 6 to the consolidated financial statements for further information on goodwill and other intangible assets.

Pro forma results are not presented because they are not material to the Company's consolidated financial results.

Note 4. Inventories

Inventories consisted of the following (in thousands):

	August 31, 2024	August 31, 2023
Product held at third-party contract manufacturers	$ 8,199	$ 6,680
Raw materials and components	10,037	11,924
Work-in-process	521	497
Finished goods	60,331	67,421
Total	$ 79,088	$ 86,522

Note 5. Property and Equipment and Capitalized Cloud-Based Software Implementation Costs

Property and equipment, net, consisted of the following (in thousands):

	August 31, 2024		August 31, 2023
Machinery, equipment and vehicles	$	53,844	$	49,804
Buildings and improvements		28,433		27,555
Computer and office equipment		6,652		6,151
Internal-use software		9,799		11,277
Furniture and fixtures		3,165		3,027
Capital in progress		3,344		7,937
Land		4,260		4,220
Subtotal		109,497		109,971
Less: accumulated depreciation and amortization		(46,514)		(43,180)
Total	$	62,983	$	66,791

As of August 31, 2024 and 2023, the Company's consolidated balance sheets included $13.4 million and $11.0 million, respectively, of capitalized cloud-based implementation costs recorded as other assets within the Company's consolidated balance sheets. These balances primarily consist of capitalized implementation costs related to a new cloud-based ERP system which the Company placed into service in the U.S. during the second quarter of fiscal year 2024. The useful lives of the Company's internal-use software and capitalized cloud computing implementation costs are generally three to five years. However, the useful lives of major information system installations such as implementations of ERP systems and certain related software are determined on an individual basis and may exceed five years depending on the estimated period of use. The Company has determined the useful life of the new ERP system to be ten years and is amortizing over such period. Accumulated amortization associated with these assets was $2.1 million and $0.7 million as of August 31, 2024 and 2023, respectively. Amortization expense associated with these assets was $1.2 million for the fiscal year ended August 31, 2024 and not significant for the fiscal year ended August 31, 2023.

Note 6. Goodwill and Other Intangible Assets

Goodwill

The Company recorded goodwill on March 4, 2024 incident to its acquisition of Theron. At the time of acquisition a fair value study was conducted to determine the goodwill created as part of the transaction.

The following table summarizes the changes in the carrying amounts of goodwill by segment (in thousands):

	Americas		EIMEA		Asia-Pacific		Total
Balance as of August 31, 2022	$	85,402		8,569		1,209		95,180
Translation adjustments		34		291		—		325
Balance as of August 31, 2023		85,436		8,860		1,209		95,505
Goodwill incident to acquisition		1,481		—		—		1,481
Translation adjustments		(152)		151		—		(1)
Balance as of August 31, 2024	$	86,765	$	9,011	$	1,209	$	96,985

During the second quarter of fiscal year 2024, the Company performed its annual goodwill impairment test. The annual goodwill impairment test was performed at the reporting unit level as of the Company's most recent goodwill impairment testing date, December 1, 2023. The Company performed a quantitative assessment to determine whether the fair value of any of its reporting units was less than each reporting unit's carrying amount. The Company determined the fair value of its reporting units by following the income approach, which uses a discounted cash flow methodology. The discounted cash flow methodology bases the fair value of each reporting unit on the present value of its estimated future cash flows. The discounted cash flow methodology also requires that management make assumptions about certain key inputs in the estimated cash flows, including long-term sales forecasts or growth rates, terminal growth rates and discount rates, all of which are inherently uncertain. The forecast of future cash flows was primarily based on historical data and management's best estimates of sales growth rates and operating margins for each reporting unit for the next five fiscal years. The discount rate used was based on management's estimate of the current weighted-average cost of capital for each reporting unit. As these assumptions are largely unobservable, the estimated fair values fall within Level 3 of the fair value hierarchy. Based on quantitative analysis, the Company determined that the estimated fair value of each of its reporting units significantly exceeded their respective carrying values. As a result, the Company concluded that no impairment of its goodwill existed as of December 1, 2023. In addition, the Company concluded that there were no indicators of impairment identified as a result of the Company's review of events and circumstances related to its goodwill subsequent to December 1, 2023 through August 31, 2024. To date, there have been no impairment losses identified and recorded related to the Company's goodwill.

Definite-lived Intangible Assets

The Company's definite-lived intangible assets include the Spot Shot, Carpet Fresh, 1001, EZ REACH and GT85 trade names at both August 31, 2024 and 2023. In addition, intangible assets related to customer relationships and a non-compete agreement were acquired in connection with the Company's purchase of Theron during the fiscal year ended August 31, 2024. All of these assets are included in other intangible assets, net in the Company's consolidated balance sheets. The weighted-average useful life of the customer relationships and non-compete agreement acquired from Theron is 14.80 years.

The following table summarizes the definite-lived intangible assets and the related accumulated amortization (in thousands):

	August 31, 2024		August 31, 2023	
Gross carrying amount	$	35,904	$	35,877
Definite-lived intangible assets acquired		2,959		—
Accumulated amortization		(32,641)		(31,207)
Net carrying amount	$	6,222	$	4,670

There has been no impairment charge for the period ended August 31, 2024 and there were no indicators of impairment identified as a result of the Company's review of events and circumstances related to its existing definite-lived intangible assets.

Changes in the carrying amounts of definite-lived intangible assets by segment are summarized below (in thousands):

	Americas		EIMEA		Asia-Pacific		Total	
Balance as of August 31, 2022	$	4,437	$	1,151	$	—	$	5,588
Amortization expense	$	(813)	$	(192)	$	—	$	(1,005)
Translation adjustments	$	—	$	87	$	—	$	87
Balance as of August 31, 2023	$	3,624	$	1,046	$	—	$	4,670
Definite-lived intangible assets acquired	$	2,959	$	—	$	—	$	2,959
Amortization expense	$	(905)	$	(201)	$	—	$	(1,106)
Translation adjustments	$	(324)	$	23	$	—	$	(301)
Balance as of August 31, 2024	$	5,354	$	868	$	—	$	6,222

The estimated amortization expense for the Company's definite-lived intangible assets is not significant in any future individual fiscal year.

Note 7. Leases

The Company leases real estate for its regional sales offices, a research and development facility, and offices located at its international subsidiaries and branch locations. The Company also leases an automobile fleet in the United States. In addition, the Company has identified warehouse leases within certain third-party distribution center service contracts and a lease of a blending room within a third-party manufacturing contract. All other leases are insignificant to the Company's consolidated financial statements.

Right-of-use assets and lease liabilities consisted of the following (in thousands):

	August 31, 2024	August 31, 2023
Assets:		
Operating lease right-of-use assets	8,077	7,820
Finance lease right-of-use asset	3,534	—
Total right-of-use assets	$ 11,611	$ 7,820
Liabilities:		
Current operating lease liabilities[(1)]	2,294	2,144
Long-term operating lease liabilities	5,904	5,832
Total operating lease liabilities	$ 8,198	$ 7,976

(1) Current operating lease liabilities are classified in accrued liabilities on the Company's consolidated balance sheets.

The Company's maturities of its operating lease liabilities, including early termination and renewal options that management is reasonably certain to exercise, are as follows as of August 31, 2024 (in thousands):

	Operating Leases
Fiscal year 2025	2,625
Fiscal year 2026	2,033
Fiscal year 2027	1,508
Fiscal year 2028	845
Fiscal year 2029	601
Thereafter	1,521
Total undiscounted future cash flows	$ 9,133
Less: Interest	(935)
Present value of lease liabilities	$ 8,198

The Company recorded $2.3 million and $2.1 million in lease expense during the fiscal years ended August 31, 2024 and 2023, respectively. This lease expense was included in selling, general and administrative expenses. The Company recorded $1.0 million and $0.5 million of lease expense classified within cost of products sold for the fiscal years ended August 31, 2024, and 2023, respectively. During the fiscal year ended August 31, 2024 and 2023, the Company paid cash of $2.6 million and $2.4 million, respectively, related to lease liabilities. Variable lease expense under the Company's lease agreements was not significant for both the fiscal years ended August 31, 2024 and 2023. As of August 31, 2024, the weighted-average remaining lease term was 5.0 years and the weighted-average discount rate was 5.0% for the Company's operating leases. As of August 31, 2023, the weighted-average remaining lease term was 5.9 years and the weighted-average discount rate was 3.4% for the Company's operating leases. The Company did not have a significant amount of leases that commenced after August 31, 2024 that created rights and obligations to the Company.

The Company had no significant short-term leases as of August 31, 2024. The Company obtained additional ROU assets of $1.7 million in exchange for lease obligations related to renewals of existing leases during fiscal year 2024. During the fiscal year ended August 31, 2024, the Company entered into a finance lease for a blending facility (the "Finance Lease"). As of August 31, 2023, the Company had $3.8 million of prepaid deposits, which converted to a right-of-use asset at the commencement of the Finance Lease during the fiscal year ended August 31, 2024. Since the Finance Lease was fully prepaid at commencement, no lease liability exists related to it. As of August 31, 2023, finance leases were not significant and all leases recorded on the Company's consolidated balances sheets were operating leases. Residual value guarantees, restrictions, covenants, sublease income, net gains or losses from sale and leaseback transactions, and transactions with related parties associated with leases were also not significant.

Note 8. Accrued and Other Liabilities

Accrued liabilities consisted of the following (in thousands):

	August 31, 2024		August 31, 2023
Accrued advertising and sales promotion expenses	$	15,091	$ 14,472
Accrued professional services fees		2,058	1,924
Accrued sales taxes and other taxes		2,885	2,618
Deferred revenue		4,288	4,552
Short-term operating lease liability		2,294	2,144
Other		4,656	4,290
Total	$	31,272	$ 30,000

Accrued payroll and related expenses consisted of the following (in thousands):

	August 31, 2024		August 31, 2023
Accrued incentive compensation	$	13,532	$ 6,698
Accrued payroll		4,559	4,298
Accrued profit sharing		4,403	3,561
Accrued payroll taxes		2,907	1,650
Other		654	515
Total	$	26,055	$ 16,722

Note 9. Debt

As of August 31, 2024, the Company held borrowings under two separate agreements as detailed below.

Note Purchase and Private Shelf Agreement

The Company holds borrowings under its Note Purchase and Private Shelf Agreement, as amended (the "Note Agreement") by and among the Company, PGIM, Inc. ("Prudential"), and certain affiliates and managed accounts of Prudential (the "Note Purchasers"). As of August 31, 2024, the Company had outstanding balances on its series A, B and C notes issued under this Note Agreement.

The Note Agreement was most recently amended on April 30, 2024 (the "Fourth Amendment"). The Fourth Amendment permitted the Company to enter into an amendment to its revolving credit agreement with Bank of America, N.A. and also included certain conforming amendments to the credit agreement, including the revision of financial and restrictive covenants.

Credit Agreement

On April 30, 2024, the Company and certain subsidiaries of the Company, entered into a Second Amended and Restated Credit Agreement with Bank of America, N.A. (the "Credit Agreement"). The Credit Agreement modified certain terms and conditions of the Company's previous Amended and Restated Agreement dated March 16, 2020 (as amended on September 30, 2020, and November 29, 2021), and extended the maturity date for the revolving credit facility from September 30, 2025 to April 30, 2029. Borrowings under the Credit Agreement will be used for the Company's various operating, investing and financing needs.

The Company's Credit Agreement decreased the revolving commitment for borrowing by the Company from $150.0 million to $125.0 million and decreased the sublimit from $100.0 million to $95.0 million for WD-40 Company Limited, a wholly owned operating subsidiary of the Company for Europe, India, the Middle East and Africa. In addition, the Company's index rate under the Credit Agreement for U.S. Dollar borrowings changed from the Bloomberg Short-term Bank Yield Index rate to the Secured Overnight Financing Rate as administered by the Federal Reserve Bank of New York.

Short-term and long-term borrowings under the Company's Credit Agreement and Note Agreement consisted of the following (in thousands):

	Issuance	Maturities (calendar year)	August 31, 2024		August 31, 2023
Credit Agreement – revolving credit facility [(1)(3)]	Various	4/30/2029	27,836	$	52,943
Note Agreement					
Series A Notes – 3.39% fixed rate[(2)]	11/15/2017	2024-2032	14,800		15,600
Series B Notes – 2.50% fixed rate[(3)]	9/30/2020	11/15/2027	26,000		26,000
Series C Notes – 2.69% fixed rate[(3)]	9/30/2020	11/15/2030	26,000		26,000
Total borrowings			94,636		120,543
Short-term portion of borrowings			(8,659)		(10,800)
Total long-term borrowings			$ 85,977	$	109,743

(1) The Company has the ability to refinance any draw under the line of credit with successive short-term borrowings through the maturity date. Outstanding draws for which management has the ability and intent to refinance with successive short-term borrowings for a period of at least twelve months are classified as long-term. As of August 31, 2024, $20.0 million of this facility was classified as long-term and was entirely denominated in Euros. $7.8 million was classified as short-term and was denominated in U.S. Dollars. As of August 31, 2023, $42.9 million of this facility was classified as long-term and was denominated in Euros and Pounds Sterling. $10.0 million was classified as short-term and was denominated in U.S. Dollars. Euro and Pound Sterling denominated draws fluctuate in U.S. Dollars from period to period due to changes in foreign currency exchange rates.

(2) Principal payments are required semi-annually in May and November of each year in equal installments of $0.4 million through May 15, 2032, resulting in $0.8 million classified as short-term. The remaining outstanding principal in the amount of $8.4 million will become due on November 15, 2032.

(3) Interest on notes is payable semi-annually in May and November of each year with no principal due until the maturity date.

Both the Note Agreement and the Credit Agreement contain representations, warranties, events of default and remedies, as well as affirmative, negative and other financial covenants customary for these types of agreements. These covenants include, among other things, certain limitations on the ability of the Company and its subsidiaries to incur indebtedness, create liens, dispose of assets, make investments, declare, make or incur obligations to make certain restricted payments, including payments for the repurchase of the Company's capital stock and enter into certain merger or consolidation transactions. The Credit Agreement includes, among other limitations on indebtedness, a $125.0 million limit on other unsecured indebtedness.

Each agreement also includes a most favored lender provision which requires that any time any other lender has the benefit of one or more financial or operational covenants that is different than, or similar to, but more restrictive than those contained in its own agreement, those covenants shall be immediately and automatically incorporated by reference to the other lender's agreement. Both the Note Agreement and the Credit Agreement require the Company to adhere to the same financial covenants. For the financial covenants, the definition of consolidated EBITDA includes the add back of non-cash stock-based compensation to consolidated net income when arriving at consolidated EBITDA. The terms of the financial covenants are as follows:

- The consolidated leverage ratio cannot be greater than three and a half to one. The consolidated leverage ratio means, as of any date of determination, the ratio of (a) consolidated funded indebtedness as of such date to (b) consolidated EBITDA for the most recently completed four fiscal quarters.

- The consolidated interest coverage ratio cannot be less than three to one. The consolidated interest coverage ratio means, as of any date of determination, the ratio of (a) consolidated EBITDA for the most recently completed four fiscal quarters to (b) consolidated interest charges for the most recently completed four fiscal quarters

As of August 31, 2024, the Company was in compliance with all debt covenants under both the Note Agreement and the Credit Agreement.

Note 10. Share Repurchase Plan

On June 19, 2023, the Company's Board of Directors (the "Board") approved a share repurchase plan (the "2023 Repurchase Plan"). Under the 2023 Repurchase Plan, which became effective on September 1, 2023, the Company is authorized to acquire up to $50.0 million of its outstanding shares through August 31, 2025. During the fiscal year ended August 31, 2024, the Company repurchased 34,250 shares at an average price of $236.32 per share, for a total cost of $8.1 million under this $50.0 million plan.

Note 11. Earnings per Common Share

The table below reconciles net income to net income available to common stockholders (in thousands):

		Fiscal Year Ended August 31,				
		2024		2023		2022
Net income	$	69,644	$	65,993	$	67,329
Less: Net income allocated to participating securities		(246)		(272)		(251)
Net income available to common stockholders	$	69,398	$	65,721	$	67,078

The table below summarizes the weighted-average number of common shares outstanding included in the calculation of basic and diluted EPS (in thousands):

	Fiscal Year Ended August 31,		
	2024	2023	2022
Weighted-average common shares outstanding, basic	13,554	13,578	13,668
Weighted-average dilutive securities	26	26	28
Weighted-average common shares outstanding, diluted	13,580	13,604	13,696

For the fiscal years ended August 31, 2024, 2023 and 2022, weighted-average stock-based equity awards outstanding that are non-participating securities in the amount of 1,351, 4,551 and 8,724, respectively, were excluded from the calculation of diluted EPS under the treasury stock method as they were anti-dilutive.

Note 12. Revenue

The following table presents the Company's revenues by segment and major source (in thousands):

		Fiscal Year Ended August 31, 2024								Fiscal Year Ended August 31, 2023						
		Americas		EIMEA		Asia-Pacific		Total		Americas		EIMEA		Asia-Pacific		Total
WD-40 Multi-Use Product	$	216,769	$	168,450	$	67,706	$	452,925	$	202,651	$	142,965	$	62,056	$	407,672
WD-40 Specialist	$	32,966	$	30,876	$	10,096	$	73,938	$	31,055	$	27,029	$	8,630	$	66,714
Other maintenance products [1]	$	17,289	$	12,741	$	1,143	$	31,173	$	16,642	$	11,507	$	1,023	$	29,172
Total maintenance products	$	267,024	$	212,067	$	78,945	$	558,036	$	250,348	$	181,501	$	71,709	$	503,558
HCCP [2]	$	14,859	$	8,978	$	8,684		32,521	$	16,424	$	9,317	$	7,956		33,697
Total net sales	$	281,883	$	221,045	$	87,629	$	590,557	$	266,772	$	190,818	$	79,665	$	537,255

    (1)   Other maintenance products consist of the 3-IN-ONE and GT85 brands.
    (2)   Homecare and cleaning products ("HCCP").

The Company recorded approximately $37.4 million and $33.3 million in rebates/other discounts as a reduction to sales during fiscal years 2024 and 2023, respectively. The Company had a $14.8 million and $11.1 million balance in rebate/other discount liabilities as of August 31, 2024 and 2023, respectively, which are included in accrued liabilities on the Company's consolidated balance sheets.

The Company recorded approximately $5.8 million and $5.6 million in cash discounts as a reduction to sales during fiscal years 2024 and 2023, respectively. The Company had a $0.6 million balance in the allowance for cash discounts as of August 31, 2024 and 2023.

The Company had contract liabilities, which consist of deferred revenue related to undelivered products, of $4.3 million and $4.6 million as of August 31, 2024 and 2023, respectively. All of the $4.6 million that was included in contract liabilities as of August 31, 2023 was recognized to revenue during fiscal year 2024. Contract assets are recorded if the Company has satisfied a performance obligation but does not yet have an unconditional right to consideration. The Company did not have any contract assets as of August 31, 2024 and 2023. The Company has an unconditional right to payment for all trade and other accounts receivable on the Company's consolidated balance sheets.

The Company's refund liability for sales returns was not significant as of August 31, 2024 and 2023. The Company records an amount to other current assets for the value of inventory that represents the right to recover products from customers associated with sales returns, which was not significant as of August 31, 2024 and 2023.

Note 13. Commitments and Contingencies

Purchase Commitments

The Company has ongoing relationships with various suppliers (contract manufacturers) that manufacture the Company's products, and third-party distribution centers that warehouse and ship the Company's products to customers. The contract manufacturers maintain title and control of certain raw materials and components, materials utilized in finished products, and the finished products themselves until shipment to the Company's third-party distribution centers or customers in accordance with agreed-upon shipment terms. Although the Company has contractual minimum purchase obligations with certain contract manufacturers, such obligations are either immaterial or below the volume of goods that the Company has historically purchased. In the ordinary course of business, supply needs are communicated by the Company to its contract manufacturers based on orders and short-term projections, ranging from two months to six months. The Company is committed to purchase the products produced by the contract manufacturers based on the projections provided.

Upon the termination of contracts with contract manufacturers, the Company obtains certain inventory control rights and is obligated to work with the contract manufacturer to sell through all product held by or manufactured by the contract manufacturer on behalf of the Company during the termination notification period. If any inventory remains at the contract manufacturer at the termination date, the Company is obligated to purchase such inventory which may include raw materials, components and finished goods. The amounts for inventory purchased under termination commitments have been immaterial.

In addition to the commitments to purchase products from contract manufacturers described above, the Company may also enter into commitments with other manufacturers to purchase finished goods and components to support innovation and and/or supply chain initiatives. As of August 31, 2024, no such commitments were outstanding.

Litigation

From time to time, the Company is subject to various claims, lawsuits, investigations and proceedings arising in the ordinary course of business, including but not limited to, product liability litigation and other claims and proceedings with respect to intellectual property, breach of contract, labor and employment, tax and other matters. As of August 31, 2024, there were no unasserted claims or pending proceedings for claims against the Company that the Company believes will result in a probable loss. As to claims that the Company believes may result in a reasonably possible loss, the Company believes that no reasonably possible outcome of any such claim will have a materially adverse impact on the Company's financial condition, results of operations or cash flows.

Indemnifications

As permitted under Delaware law, the Company has agreements whereby it indemnifies senior officers and directors for certain events or occurrences while the officer or director is, or was, serving at the Company's request in such capacity. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is not capped; however, the Company maintains Director and Officer insurance coverage that mitigates the Company's exposure with respect to such obligations. As a result of the Company's insurance coverage, management believes that the estimated fair value of these indemnification agreements is minimal. Thus, no liabilities have been recorded for these agreements as of August 31, 2024.

From time to time, the Company enters into indemnification agreements with certain parties in the ordinary course of business, including agreements with lenders, lessors, contract manufacturers, marketing distributors, customers and certain vendors. All such indemnification agreements are entered into in the context of the particular agreements and are provided in an attempt to allocate risk of loss in connection with the consummation of the underlying contractual arrangements. Although the maximum amount of future payments that the Company could be required to make under these indemnification agreements is not capped, management believes that the Company maintains adequate levels of insurance coverage to protect the Company with respect to most potential claims arising from such agreements and that such agreements do not otherwise have value separate and apart from the liabilities incurred in the ordinary course of the Company's business. Thus, no liabilities have been recorded with respect to such indemnification agreements as of August 31, 2024.

Note 14. Income Taxes

Income before income taxes consisted of the following (in thousands):

	Fiscal Year Ended August 31,					
	2024		2023		2022	
United States	$	47,345	$	49,871	$	47,427
Foreign [1]		44,163		35,292		36,681
Income before income taxes	$	91,508	$	85,163	$	84,108

(1) Included in these amounts are income before income taxes for the EIMEA segment of $31.4 million, $25.6 million and $30.3 million for the fiscal years ended August 31, 2024, 2023 and 2022, respectively.

The provision for income taxes consisted of the following (in thousands):

	Fiscal Year Ended August 31,					
	2024		2023		2022	
Current:						
Federal	$	9,559	$	9,973	$	7,487
State		820		1,039		861
Foreign		12,596		9,023		8,114
Total current		22,975		20,035		16,462
Deferred:						
United States		(1,413)		(806)		6
Foreign		302		(59)		311
Total deferred		(1,111)		(865)		317
Provision for income taxes	$	21,864	$	19,170	$	16,779

Deferred tax assets and deferred tax liabilities consisted of the following (in thousands):

	August 31, 2024		August 31, 2023	
Deferred tax assets:				
Accrued payroll and related expenses	$	1,321	$	1,110
Reserves and accruals		2,166		1,436
Research and development expenses		1,520		1,125
Stock-based compensation expense		2,622		2,394
Uncertain tax positions and related interest		1,266		991
Uniform capitalization		1,774		2,383
Tax credit carryforwards		4,197		3,918
Other		2,673		2,673
Total gross deferred tax assets		17,539		16,030
Valuation allowance		(4,305)		(3,960)
Total net deferred tax assets		13,234		12,070
Deferred tax liabilities:				
Property and equipment, net		(3,940)		(4,215)
Amortization of tax goodwill and intangible assets		(15,458)		(15,415)
Other		(1,909)		(1,544)
Total deferred tax liabilities		(21,307)		(21,174)
Net deferred tax liabilities	$	(8,073)	$	(9,104)

The Company had state net operating loss ("NOL") carryforwards of $6.3 million as of August 31, 2024, which generated a net deferred tax asset of $0.4 million. The state NOL carryforwards, if unused, will expire between fiscal years 2025 and 2044. The Company also had tax credit carryforwards of $4.2 million as of August 31, 2024, of which $4.1 million is attributable to U.K. tax credit carryforwards, which do not expire.

Future utilization of the U.K. tax credit carryforwards and certain state carryforwards is uncertain and is dependent upon several factors that may not occur, including the generation of future taxable income in certain jurisdictions. At this time, management does not conclude that it is "more likely than not" that all of the related deferred tax assets will be realized. Accordingly, the Company recorded a net increase in its valuation allowance of $0.3 million during the fiscal year ended August 31, 2024 which resulted in a cumulative valuation allowance recorded against the related deferred tax asset associated with the U.K. tax credit carryforwards of $3.9 million and certain state carryforwards of $0.4 million as of August 31, 2024.

A reconciliation of the statutory federal income tax rate to the Company's effective tax rate is as follows (in thousands):

	Fiscal Year Ended August 31,					
	2024		2023		2022	
Amount computed at U.S. statutory federal tax rate	$	19,217	$	17,884	$	17,662
Effect of foreign operations		3,339		1,583		317
Net benefit from GILTI/FDII		(2,696)		(2,071)		(2,002)
Uncertain tax positions and related interest		947		1,377		273
Other		1,057		397		529
Provision for income taxes	$	21,864	$	19,170	$	16,779

The provision for income taxes was 23.9% and 22.5% of income before income taxes for the fiscal years ended August 31, 2024 and 2023, respectively. The increase in the effective income tax rate from period to period was primarily due to income taxed at higher tax rates in certain foreign jurisdictions from period to period.

Reconciliations of the beginning and ending amounts of the Company's gross unrecognized tax benefits, excluding interest and penalties, are as follows (in thousands):

| | Fiscal Year Ended August 31, | |
	2024	2023
Unrecognized tax benefits – beginning of fiscal year	$ 9,275	$ 9,251
Net increases – current period tax positions	184	191
Expirations of statute of limitations for assessment	(312)	(167)
Unrecognized tax benefits – end of fiscal year	$ 9,147	$ 9,275

Gross unrecognized tax benefits totaled $9.1 million and $9.3 million for the fiscal years ended August 31, 2024 and 2023, respectively, of which $9.0 million and $9.1 million, respectively, would affect the Company's effective income tax rate if recognized. Interest and penalties related to uncertain tax positions included in tax expense was $1.2 million and $1.8 million for the fiscal years ended August 31, 2024 and 2023, respectively. The total balance of accrued interest and penalties related to uncertain tax positions was $4.6 million and $3.4 million for the fiscal years ended August 31, 2024 and 2023, respectively. Total unrecognized tax benefits including interest and penalties were $13.7 million and $12.7 million as of August 31, 2024 and 2023, respectively, and are recorded in other long-term liabilities in the Company's consolidated balance sheets.

The Company is subject to taxation in the U.S. and in various state and foreign jurisdictions. Due to expired statutes and closed audits, the Company's federal income tax returns for years prior to fiscal year 2018 are not subject to examination by the U.S. Internal Revenue Service. The Company is currently under audit in various state jurisdictions for fiscal years 2021 through 2022. Generally, for the majority of state and foreign jurisdictions where the Company does business, periods prior to fiscal year 2020 are no longer subject to examination. The Company has estimated that up to $13.1 million of unrecognized tax benefits, including interest and penalties, related to income tax positions may be affected by the resolution of tax examinations or expiring statutes of limitation within the next twelve months. This includes $12.7 million of unrecognized tax benefits, including interest and penalties, associated with the Tax Cuts and Jobs Act's mandatory one-time "toll tax" on unremitted foreign earnings. Audit outcomes and the timing of settlements are subject to significant uncertainty.

Income taxes receivable of $0.5 million and $1.1 million are recorded in the Company's consolidated balance sheets as of August 31, 2024 and 2023, respectively. Income taxes receivable are included in other current assets, which also consists of miscellaneous prepaid expenses and deposits.

Note 15. Stock-based Compensation

As of August 31, 2024, the Company had one stock incentive plan, the WD-40 Company 2016 Stock Incentive Plan (the "2016 Plan"), which was approved by the Company's stockholders effective as of December 13, 2016 and which was amended and restated on December 12, 2023. The 2016 Plan permits the granting of various stock-based equity awards, including non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units and other stock-based awards to employees, directors and consultants. To date through August 31, 2024, the Company had granted awards of restricted stock units ("RSUs"), market share units ("MSUs"), deferred performance units ("DPUs") and performance share units ("PSUs") under the 2016 Plan. Additionally, as of August 31, 2024, there were still certain outstanding awards which had been granted under the Company's prior stock incentive plan. The 2016 Plan is administered by the Board or the Compensation and People Committee or other designated committee of the Board (the "Committee"). All stock-based equity awards granted under the 2016 Plan are subject to the specific terms and conditions as determined by the Committee at the time of grant of such awards in accordance with the various terms and conditions specified for each award type per the 2016 Plan. On December 12, 2023, the total number of shares of common stock authorized for issuance pursuant to grants of awards was increased from 1,000,000 to 2,000,000 in connection with the amendment and restatement of the 2016 Plan. As of August 31, 2024, 1,106,326 shares of common stock remained available for future issuance pursuant to grants of awards under the 2016 Plan. The shares of common stock to be issued pursuant to awards under the 2016 Plan may be authorized shares not previously issued, or treasury shares. The Company has historically issued new authorized shares not previously issued upon the settlement of the various stock-based equity awards under its equity incentive plans.

Vesting of the RSUs granted to nonemployee directors is over a period of up to one year from the date of grant, with shares to be issued pursuant to the vested RSUs upon termination of each nonemployee director's service as a director of the Company. Vesting of the RSUs granted to certain high level employees is over a period of three years from the date of grant, subject to potential earlier vesting in the event of retirement of the holder of the award in accordance with the award agreement, with shares to be issued pursuant to the vested RSUs at the time of vest. The nonemployee director RSU holders are entitled to receive dividend equivalents with respect to their vested RSUs, payable in cash as and when dividends are declared by the Board.

Vesting of the MSUs granted to certain high level employees follows a performance measurement period of three fiscal years commencing with the Company's fiscal year in which the MSU awards are granted (the "Measurement Period"). Shares will be issued pursuant to the vested MSUs following the conclusion of the applicable MSU Measurement Period after the Committee's certification of achievement of the applicable performance measure for such awards and the vesting of the MSU awards and the applicable percentage of the target number of MSU shares to be issued. The recipient must remain employed with the Company for vesting purposes until the date on which the Committee certifies achievement of the applicable performance measure for the MSU awards, subject to potential pro-rata vesting in the event of earlier retirement of the holder of the award in accordance with the award agreement.

During fiscal year 2021, PSU awards were granted for the first time under the 2016 Plan in October 2020 and granting of new DPUs was discontinued by the Company. No DPUs were granted in or after fiscal year 2021. Although certain vested DPU awards granted in prior periods remain outstanding due to a deferred settlement feature contained within these award agreements, the expense associated with these awards has been fully recognized in prior periods. Many features of the Company's PSU award agreements are similar to the discontinued DPU awards with the exception of the timing and terms of issuances. Vested DPUs contain a deferred settlement feature wherein the awards must be held until termination of employment, prior to which the recipients are entitled to dividend equivalents, with vested shares to be issued six months following each such recipient's separation from service from the Company. Vested PSUs are issuable prior to separation from service but contain a period of restriction, wherein the recipient cannot sell or otherwise dispose of the stock until six months following separation from service from the Company. Vesting of the PSUs granted to certain high level employees follows a performance measurement period of one fiscal year that is the same fiscal year in which the PSU awards are granted (the "Measurement Year"). A number of PSUs equal to the applicable percentage of the maximum number of PSUs awarded will be confirmed as vested and issuable following the conclusion of the applicable PSU Measurement Year after the Committee's certification of achievement of the applicable performance measure for such awards. The recipient must remain employed with the Company for vesting purposes until August 31 of the Measurement Year, subject to potential pro-rata vesting in the event of earlier retirement of the holder of the award in accordance with the award agreement.

Stock-based compensation expense is amortized on a straight-line basis over the requisite service period for the entire award. Stock-based compensation expense related to the Company's stock-based equity awards is as follows by award type (in thousands):

	Fiscal Year Ended August 31,		
	2024	2023	2022
RSU compensation expense	$ 3,612	$ 4,254	$ 4,153
MSU compensation expense	2,282	2,180	2,544
PSU compensation expense [1]	641	—	—
Total	$ 6,535	$ 6,434	$ 6,697

(1) PSU awards contain performance conditions for which accrual of expense is based on the probable outcome of the performance conditions. PSUs pertaining to the measurement year of fiscal year 2024 vested at 16.3% since the performance conditions were partially achieved. Vesting of PSUs pertaining to the measurement years of fiscal years 2023 and 2022 was deemed not probable at the end of each respective fiscal year and the PSUs were subsequently forfeited.

The Company recorded deferred tax assets related to such stock-based compensation of $1.4 million, $1.3 million and $1.5 million for the fiscal years ended August 31, 2024, 2023 and 2022, respectively. As of August 31, 2024, the total unamortized compensation cost related to non-vested stock-based equity awards was $1.3 million and $3.3 million for RSUs and MSUs, respectively, which the Company expects to recognize over remaining weighted-average vesting periods of 1.72 and 1.86 years for RSUs and MSUs, respectively. No unamortized compensation cost for DPUs or PSUs remained as of August 31, 2024.

Restricted Stock Units

The estimated fair value of each of the Company's RSU awards was determined on the date of grant based on the closing market price of the Company's common stock on the date of grant for those RSUs which are entitled to receive dividend equivalents with respect to the RSUs, or based on the closing market price of the Company's common stock on the date of grant less the grant date present value of expected dividends during the vesting period for those RSUs which are not entitled to receive dividend equivalents with respect to the RSUs.

A summary of the Company's restricted stock unit activity is as follows (in thousands, except share and per share amounts):

Restricted Stock Units	Number of Units		Weighted-Average Grant Date Fair Value Per Unit		Aggregate Intrinsic Value
Outstanding at August 31, 2023	79,816	$	144.24		
Granted	19,201	$	206.85		
Converted to shares of common stock	(28,658)	$	137.42		
Forfeited	(211)	$	188.85		
Outstanding at August 31, 2024	70,148	$	164.03	$	18,438
Vested at August 31, 2024	45,113	$	149.81	$	11,858

The weighted-average grant date fair value of all RSUs granted was $206.85, $167.05 and $217.03 during the fiscal years ended August 31, 2024, 2023 and 2022, respectively. The total intrinsic value of all RSUs converted to shares of common stock was $6.7 million, $3.7 million and $3.0 million for the fiscal years ended August 31, 2024, 2023 and 2022, respectively.

The income tax benefits from RSUs converted to shares of common stock totaled $1.3 million, $0.8 million and $0.6 million for the fiscal years ended August 31, 2024, 2023 and 2022, respectively.

Market Share Units

The MSUs are market performance-based awards that vest with respect to the applicable percentage of the target number of MSU shares based on relative total stockholder return ("TSR") for the Company as compared to the total return for the Russell 2000® Index (the "Index") over the performance Measurement Period. The ultimate number of MSUs that vest may range from 0% to 200% of the original target number of shares depending on the relative achievement of the TSR performance measure at the end of the Measurement Period. The grant date fair value of MSUs are estimated using a Monte Carlo simulation model and are expensed over the requisite service period rendered. Assumptions and estimates utilized in the model include expected volatilities of the Company's stock and the Index, the Company's risk-free interest rate and expected dividends. The probabilities of the actual number of MSUs expected to vest and resultant actual number of shares of common stock expected to be awarded are reflected in the grant date fair values of the various MSU awards; therefore, the compensation expense for the MSU awards is not adjusted based on the actual number of such MSU awards to ultimately vest.

The following weighted-average assumptions for MSU grants for the last three fiscal years were used in the Monte Carlo simulation model:

	Fiscal Year Ended August 31,		
	2024	**2023**	**2022**
Expected volatility	34.4 %	37.5 %	32.7 %
Risk-free interest rate	4.8 %	4.3 %	0.6 %
Expected dividend yield	0.0 %	0.0 %	0.0 %

The expected volatility utilized is based on the historical volatilities of the Company's common stock and the Index in order to model the stock price movements. The volatility used was calculated over the most recent 2.90-year period for

MSUs granted during the fiscal year ended August 31, 2024 and over the most recent 2.89 year periods for both MSUs granted during fiscal years ended August 31, 2023 and 2022, which were the remaining terms of the performance Measurement Period at the dates of grant. The risk-free interest rates used are based on the implied yield available on a U.S. Treasury zero-coupon bill with a remaining term equivalent to the remaining performance Measurement Period. The expected dividend yield of zero was used in the Monte Carlo simulation model for the purposes of computing the relative TSR of the Company compared to the Index since it is the mathematical equivalent to reinvesting dividends in each issuing entity over the performance Measurement Period.

A summary of the Company's market share unit activity is as follows (in thousands, except share and per share amounts):

Market Share Units	Number of Units		Weighted-Average Grant Date Fair Value Per Unit	Aggregate Intrinsic Value	
Outstanding at August 31, 2023	33,949	$	198.05		
Granted	14,263	$	226.30		
Forfeited	(11,578)	$	185.15		
Outstanding at August 31, 2024[1]	36,634	$	213.13	$	9,629

(1) This figure represents the total number of shares underlying MSU grants assuming achievement of the target number of shares at 100%. As the ultimate number of shares that vest could be as high as 200% of the target, the Company may be required to issue additional shares to satisfy outstanding MSU award grants.

The weighted-average grant date fair value of all MSUs granted was $226.30, $184.15 and $232.99 during the fiscal years ended August 31, 2024, 2023 and 2022, respectively. There were no conversions of MSUs to shares of common stock for the fiscal years ended August 31, 2024 and 2023. The total intrinsic value of all MSUs converted to shares of common stock was $4.4 million for the fiscal year ended August 31, 2022. The income tax benefits from MSUs converted to shares of common stock totaled $0.9 million for the fiscal year ended August 31, 2022.

Performance Share Units

The PSU awards provide for performance-based vesting over a measurement period of the fiscal year in which the PSU awards are granted. The performance vesting provisions of the PSUs are based on relative achievement within an established performance measure range of the Company's reported earnings before interest, income taxes, depreciation in operating departments, and amortization computed on a consolidated basis for the Measurement Year, before deduction of the stock-based compensation expense for the Vested PSUs and excluding other non-operating income and expense amounts ("Adjusted Global EBITDA"). The ultimate number of PSUs that vest may range from 0% to 100% of the original maximum number of PSUs awarded depending on the relative achievement of the Adjusted Global EBITDA performance measure at the end of the Measurement Year.

The estimated fair value of each of the Company's PSU awards was determined on the date of grant based on the closing market price of the Company's common stock on the date of grant less the grant date present value of expected dividends during the vesting period for the PSUs, which are not entitled to receive dividend equivalents with respect to the unvested PSUs.

A summary of the Company's performance share unit activity is as follows (in thousands, except share and per share amounts):

Performance Share Units	Number of Units		Weighted-Average Grant Date Fair Value Per Unit	Aggregate Intrinsic Value	
Outstanding at August 31, 2023	21,148	$	170.16		
Granted	20,039	$	198.94		
Forfeited	(21,529)	$	170.67		
Outstanding at August 31, 2024	19,658	$	198.94	$	5,167

The weighted-average grant date fair value of all PSUs granted was $198.94, $170.16 and $227.24 during the fiscal years ended August 31, 2024, 2023, and 2022, respectively. There were no conversions of PSUs to shares of common stock for the fiscal years ended August 31, 2024 and 2023. The total intrinsic value of all PSUs converted to common shares was $4.0 million for the fiscal year ended August 31, 2022. The income tax benefit from PSUs converted to shares of common stock totaled $0.8 million for the fiscal year ended August 31, 2022.

Deferred Performance Units

During fiscal year 2021, the Company discontinued the granting of new DPU awards. Although certain vested DPU awards granted in prior periods remain outstanding due to the deferred settlement feature contained within these award agreements, the expense associated with these awards has been fully recognized in prior periods. DPU awards converted to shares of common stock issued to recipients following separation from service from the Company were not material to the Company's consolidated financial statements and related disclosures during fiscal years 2024, 2023 and 2022.

Note 16. Other Benefit Plans

The Company has a WD-40 Company Profit Sharing/401(k) Plan and Trust (the "Profit Sharing/401(k) Plan") whereby regular U.S. employees who have completed certain minimum service requirements can defer a portion of their income through contributions to a trust. The Profit Sharing/401(k) Plan provides for Company contributions to the trust, as approved by the Board, as follows: 1) matching contributions to each participant up to 50% of the first 6.6% of compensation contributed by the participant; 2) fixed non-elective contributions in the amount equal to 10% of eligible compensation; and 3) a discretionary non-elective contribution in an amount to be determined by the Board up to 5% of eligible compensation. The Company's contributions are subject to overall employer contribution limits and may not exceed the amount deductible for income tax purposes. The Profit Sharing/401(k) Plan may be amended or discontinued at any time by the Company. The Company's contribution expense for the Profit Sharing/401(k) Plan was $5.2 million for fiscal year 2024, $4.6 million for fiscal year 2023 and $4.1 million for fiscal year 2022.

The Company's international subsidiaries have similar benefit plan arrangements, dependent upon the local applicable laws and regulations. The plans provide for Company contributions to an appropriate third-party plan, as approved by each subsidiary's board of directors. The Company's contribution expense related to the international plans was $2.4 million for the fiscal year ended August 31, 2024, $2.1 million for the fiscal year ended August 31, 2023 and $2.1 million for the fiscal year ended August 31, 2022.

Note 17. Business Segments and Foreign Operations

The Company evaluates the performance of its segments and allocates resources to them based on sales and income from operations. The Company is organized on the basis of geographical area into the following three segments: the Americas; EIMEA; and Asia-Pacific. Segment data does not include inter-segment revenues. Unallocated corporate expenses are general corporate overhead expenses not directly attributable to the business segments and are reported separate from the Company's identified segments. Corporate overhead costs include expenses for the Company's accounting and finance, information technology, human resources, research and development, quality control and executive management functions, as well as all direct costs associated with public company compliance matters including legal, audit and other professional services costs.

Summary information about reportable segments is as follows (in thousands):

	Americas		EIMEA		Asia-Pacific		Unallocated Corporate [1]		Total	
Fiscal Year Ended August 31, 2024										
Net sales	$	281,883	$	221,045	$	87,629	$	—	$	590,557
Income from operations	$	65,037	$	46,809	$	29,714	$	(45,209)	$	96,351
Depreciation and amortization expense [2]	$	4,581	$	4,374	$	229	$	272	$	9,456
Interest income	$	39	$	313	$	122	$	—	$	474
Interest expense	$	2,590	$	1,691	$	6	$	—	$	4,287
Fiscal Year Ended August 31, 2023										
Net sales	$	266,772	$	190,818	$	79,665	$	—	$	537,255
Income from operations	$	60,797	$	39,456	$	25,888	$	(36,417)	$	89,724
Depreciation and amortization expense [2]	$	3,656	$	3,987	$	204	$	304	$	8,151
Interest income	$	4	$	111	$	116	$	—	$	231
Interest expense	$	3,834	$	1,775	$	5	$	—	$	5,614
Fiscal Year Ended August 31, 2022										
Net sales	$	240,233	$	204,688	$	73,899	$	—	$	518,820
Income from operations	$	54,198	$	42,058	$	22,590	$	(31,516)	$	87,330
Depreciation and amortization expense [2]	$	4,320	$	3,356	$	275	$	343	$	8,294
Interest income	$	2	$	—	$	100	$	—	$	102
Interest expense	$	2,165	$	574	$	3	$	—	$	2,742

(1) These expenses are reported separately from the Company's identified segments and are included in selling, general and administrative expenses on the Company's consolidated statements of operations.

(2) Amortization presented above includes amortization of definite-lived intangible assets and excludes amortization of implementation costs associated with cloud computing arrangements.

The Company's Chief Operating Decision Maker does not review assets by segment as part of the financial information provided and therefore, no asset information is provided in the above table.

Net sales by product group are as follows (in thousands):

	Fiscal Year Ended August 31,					
	2024		2023		2022	
Maintenance products	$	558,036	$	503,558	$	485,326
Homecare and cleaning products		32,521		33,697		33,494
Total	$	590,557	$	537,255	$	518,820

Net sales and long-lived assets by geographic area are as follows (in thousands):

		Fiscal Year Ended August 31,				
		2024		2023		2022
Net Sales by Geography:						
United States	$	206,963	$	207,629	$	176,863
International		383,594		329,626		341,957
Total	$	590,557	$	537,255	$	518,820
Long-lived Assets by Geography [(1)]:						
United States	$	30,057	$	33,263	$	35,375
International		32,926		33,528		30,602
Total	$	62,983	$	66,791	$	65,977

(1) Includes tangible assets and property and equipment, net, attributed to the geographic location in which such assets are located.

Note 18. Subsequent Events

Dividend Declaration

On October 4, 2024, the Board declared a cash dividend of $0.88 per share payable on October 31, 2024 to stockholders of record on October 18, 2024.

Reclassification to Held for Sale of Homecare and Cleaning Product Portfolio

In the first quarter of fiscal year 2025, the Company's homecare and cleaning product portfolio in the Americas and EIMEA segments met the criteria to be classified as held for sale. Management has determined that the potential sale of these brands does not represent a strategic shift having a major effect on the Company's operations and financial results and therefore does not meet the criteria for classification as discontinued operations in the first quarter of fiscal year 2025. Assets and liabilities included as part of the disposal group classified as held for sale are not material to the financial statements.

CORPORATE INFORMATION

BOARD OF DIRECTORS

Gregory A. Sandfort
Non-Executive Chairman
Former Chief Executive Officer
Tractor Supply Company

Steven A. Brass
President and Chief Executive Officer
WD-40 Company

Cynthia B. Burks
Former Senior Vice President and Chief People and Culture Officer
Genentech, Inc.

Daniel T. Carter
Audit Committee Chair
Former Executive Vice President and Chief Financial Officer
BevMo! Inc.

Eric P. Etchart
Corporate Governance Committee Chair
Former Senior Vice President
The Manitowoc Company, Inc.

Lara L. Lee
Former President
Orchard Supply Hardware

Edward O. Magee, Jr.
Vice President, Strategic Operations
Belmont University

Trevor I. Mihalik
Finance Committee Chair
Executive Vice President and Group President
Sempra

Graciela I. Monteagudo
Former President and Chief Executive Officer
Lala U.S., Inc.

David B. Pendarvis
Former Chief Administrative Officer, Global General Counsel and Secretary
ResMed Inc.

Anne G. Saunders
Compensation Committee Chair
Former President, U.S.
nakedwines.com

EXECUTIVE OFFICERS

Steven A. Brass
President, Chief Executive Officer, and Director

Sara K. Hyzer
Vice President, Finance and Chief Financial Officer

Phenix Q. Kiamilev
Vice President, General Counsel and Corporate Secretary

Jeffrey G. Lindeman
Vice President, Chief People, Culture and Capability Officer

William B. Noble
Group Managing Director

Patricia Q. Olsem
Division President, Americas

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP | San Diego, California

TRANSFER AGENT

Computershare
P.O. Box 43006
Providence RI 02940-3078
Phone: +1-888-324-7596
https://www-us.computershare.com/investor/contact

ANNUAL MEETING

December 12, 2024, 10:00 AM Pacific Standard Time
http://meetnow.global/MXR5DGV

INVESTOR RELATIONS

Wendy D. Kelley
Vice President, Stakeholder and Investor Engagement
Phone: +1-619-275-9304
investorrelations@wd40.com

MAILING ADDRESS

WD-40 Company
9715 Businesspark Avenue
San Diego, California 92131
Phone: +1-858-251-5600

OPERATING SUBSIDIARIES

WD-40 Company Limited | Milton Keynes, United Kingdom

WD-40 Company (Canada) Ltd. | Etobicoke, Canada

WD-40 Company (Australia) Pty. Limited | Epping, Australia

Wu Di (Shanghai) Industrial Co., Ltd. | Shanghai, China

WD-40 Company (Malaysia) SDN. BHD. | Selangor, Malaysia

WD-40 Co. México, S. de R.L. de C.V. | Monterrey, Nuevo León, Mexico

WD-40 Company Brasil Ltda. | Paraná, Brazil

STOCK INFORMATION

The common stock of the Company is traded on the NASDAQ® Global Select Market under the ticker symbol "WDFC". The Company's publicly filed reports, including financial statements and supporting exhibits, are available on the Securities and Exchange Commission's EDGAR system, on the Company's website at www.wd40company.com, or by writing to the Corporate Secretary, WD-40 Company, 9715 Businesspark Avenue, San Diego, CA 92131.

LEGAL DISCLAIMERS

This annual report contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements reflect management's current expectations for the Company's future performance but are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those anticipated in or implied by the forward-looking statements. Our forward-looking statements are generally identified with words such as "believe," "expect," "intend," "plan," "project," "could," "may," "aim," "anticipate," "target," "estimate" and similar expressions.

The Company's expectations, beliefs and projections are expressed in good faith but there can be no assurance that they will be achieved or accomplished. Actual events or results can differ materially from those expressed or implied. Please refer to the information set forth under the captions "Risk Factors" and "Forward-Looking Statements" in our Annual Report on Form 10-K for the year ended August 31, 2024 and other reports and documents that we file from time to time with the Securities and Exchange Commission for some of the factors that may cause actual results to differ materially from the forward-looking statements. Except as required by law, we undertake no obligation to update any forward-looking statement.

Copyright © 2024 WD-40 Company

All rights reserved. WD-40, WD-40 Smart Straw, WD-40 BIKE, WD-40 EZ-REACH, WD-40 Flexible, WD-40 Specialist, 3-IN-ONE, Spot Shot, Lava, GT85, Solvol, 1001, no vac, 2000 Flushes, X-14 and Carpet Fresh are, where designated, registered trademarks of WD-40 Company or one of its subsidiaries in the primary markets in which they are used, or such marks are unregistered trademarks of WD-40 Company and its subsidiaries.

Corporate information as of November 1, 2024.

Designed and produced by Mentus

OUR 644 EMPLOYEES LIVE AND WORK IN 16 COUNTRIES, SPEAK MORE THAN 12 LANGUAGES, AND ARE IN 9+ DIFFERENT TIME ZONES. WD-40 COMPANY PRODUCTS CAN BE FOUND ON ALL 7 CONTINENTS.



www.wd40company.com

WD-40 Company

9715 Businesspark Avenue

San Diego, CA 92131

1-858-251-5600